PROSPECTUS SUPPLEMENT

Filed pursuant to Rule 424(b)(5)

Registration No. 333-114199
(To Prospectus dated April 16, 2004)

3,950,000 Shares

Common Stock

We are offering 3,950,000 shares of common stock to be sold in this offering. We will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the NASDAQ national market under the symbol “LNET”. The last reported sale price of our common stock on June 29, 2004 was $16.74 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-8 of this prospectus supplement and on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$16.500	$65,175,000

Underwriting discounts and commissions	$0.908	$3,584,625

Proceeds, before expenses, to us	$15.592	$61,590,375

The underwriters may also purchase up to an additional 592,500 shares of common stock from us at the public offering price, less underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $4,122,319, and the total proceeds, before expenses, to us will be $70,828,931.

The underwriters are offering the shares of our common stock as set forth under “Underwriting”. Delivery of the shares of common stock will be made on or about July 6, 2004.

Sole Book – Running Manager

UBS Investment Bank

Bear, Stearns & Co. Inc.	CIBC World Markets

The date of this prospectus supplement is June 30, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of shares of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents do not constitute an offer to sell or solicitation of any offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

All references to “we”, “us”, “our”, “LodgeNet” and “the company” in this prospectus supplement and the accompanying prospectus mean LodgeNet Entertainment Corporation and its subsidiaries. Currently, our only active subsidiary is LodgeNet Entertainment (Canada) Corporation.

The LodgeNet logo, SigNETure TVSM and TechConnectionSM are our trademarks. This prospectus supplement and the accompanying prospectus contain other trademarks and trade names owned by us or other entities.

i

Forward-looking statements

Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated in this prospectus supplement and accompanying prospectus by reference constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus supplement, the accompanying prospectus and the documents incorporated in this prospectus supplement and accompanying prospectus by reference, words such as “expect”, “anticipate”, “estimate”, “believe”, “no assurance”, “intend”, “should”, “could”, “may”, “plan”, “project”, “predict”, and similar expressions and statements which are made in the future tense, or which refer to future events or developments, are intended to identify such forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

-	general economic and business conditions, and trends in the lodging and entertainment industries in particular;

-	changes in hotel occupancy rates, business and leisure travel rates and the “buy rate” of our customers;

-	our ability to access popular movies, video games, music and other content on terms that are acceptable to us;

-	timely availability of content;

-	changes to the competitive environment for our products and services, including the ability of our competitors to deliver on demand entertainment or competitive services through the Internet or cable;

-	the impact of changes in regulations which may limit our ability to provide the full range of content we currently provide;

-	the occurrence of one or more future terrorist attacks, wars, public health concerns or other domestic or international crises;

-	the ability of our suppliers to provide key components and services necessary for the manufacture and assembly of our interactive systems;

-	uncertainties inherent in our business strategies, such as our efforts to expand our digital system to a broader segment of our customer base and other markets;

-	uncertainties inherent in our efforts to improve operating results by increasing revenue and decreasing costs;

-	our ability to secure additional capital on terms that are acceptable to us and sufficient to execute our business plan, including expanding the installation of our digital system in our customers’ guest rooms, and to adapt to technological changes in our industry;

-	changes in the nature of our relationships with hotel chains and their franchisees, including our ability to obtain new customers and to retain existing customers;

ii

-	the results of our product development efforts relating to the development of new technologies and the enhancement of existing technologies; and

-	other factors discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated in this prospectus supplement and the accompanying prospectus by reference.

These forward-looking statements speak only as of the date of this prospectus supplement. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

iii

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before making an investment decision. You should read carefully this entire prospectus supplement and accompanying prospectus, including the “Risk factors”, the financial data and related notes, and the reports incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

OUR BUSINESS

LodgeNet Entertainment Corporation is one of the world’s largest providers of interactive television systems and broadband services to hotels, including resort and casino hotels, throughout the United States and Canada, as well as select international markets. We estimate that more than 260 million guests during 2003 had access to our interactive television services. As of March 31, 2004, we provided interactive television services to approximately 5,800 hotel properties serving more than one million rooms.

We typically provide a wide range of interactive television services, including on-demand movies, video games, music and music videos, Internet on television (which does not require a laptop) and television on-demand programming. We generally refer to these products as guest pay interactive services and guests typically purchase these services on a per-view, hourly, or daily basis. Our service packages may also include satellite-delivered basic and premium television programming, and other interactive entertainment and information services that are paid for by the hotel and provided to guests at no charge, which we generally refer to as free-to-guest services. In addition, we provide high-speed laptop Internet access services to some of our hotel customers. Our services are designed to make guests’ stays more enjoyable, productive and convenient, and to allow our customers to provide greater customer service and to promote hotel brand loyalty.

We provide our services to various corporate-managed hotel chains such as Baymont Inns & Suites, Delta Hotels, Doubletree, Embassy Suites, Grand Casinos, Hampton Inn, Harrah’s, Hilton, Homewood Suites, LaQuinta, Omni Hotels, Outrigger, Red Roof Inn, Ritz Carlton, Sheraton and Wingate Inn, plus major REITs and management companies such as Felcor, Flagstone, Interstate, and Kimpton, as well as many independent properties using the Fairmont, Holiday Inn, Inter-Continental, Marriott, Courtyard by Marriott, Prince, Radisson, W Hotel and other trade names.

OUR STRENGTHS

We are one of the largest providers of interactive television systems in the world, with over one million rooms served as of March 31, 2004. We have been able to achieve this by leveraging the following strengths:

History of innovation to drive revenue growth. We have a strong history of innovation in providing in-room entertainment services to our customers. Our history of product development, customer focus and technology integration has allowed us to consistently launch new products on a wide-spread basis and enhance our service offerings. We believe we have been the first to introduce several new in-room entertainment services and solutions to the lodging market, including:

-	combined television interactive system remote control (1989);

-	24/7 toll-free customer helpline for hotels (1990);

-	networked in-room video game system (1994);

-	full-hotel television Internet service (1997);

-	chain-wide high speed Internet access deployment (1999); and

-	Internet-enabled business applications to guests (such as account review/ check-out with e-mail receipt) (2000).

In 2001, we began deploying our new digital system, which has allowed us to introduce new products, such as SigNETure TVSM. SigNETure TVSM allows hotels to customize the “look-and-feel” of their television screens and integrate new guest service options. We have also been a leader in using satellite technology to securely distribute our content, thereby decreasing the expenses and time delays of physical distribution. We became the first provider to the lodging industry to secure digital distribution rights from all major movie studios.

As a result of our focus on growth and innovation, we have consistently grown our revenue for more than ten years. Since the fourth quarter of 1993, our last-12 months’ revenue has increased for 42 consecutive quarters.

Diversified client base. We maintain a portfolio of clients that includes some of the world’s leading hotel chains. We believe that the geographic and demographic diversification of our customer base make us less susceptible to revenue volatility caused by seasonality and fluctuations in occupancy rates. Currently, approximately 63% of our hotel customers are in suburban or highway locations, although our room portfolio also includes hotels in the urban (16%), airport (14%) and resort (7%) segments. We believe that our concentration on suburban and highway properties has tended to reduce our exposure to downturns in air travel, such as those occurring after the events of September 11, 2001, and the effects on city centers of the recent weakness in the economy. This diversification also allows us to benefit from a general increase in occupancy rates. In addition, other than Hilton Hotels Corp. at 5.3%, no one customer accounted for more than 5% of our room base as of March 31, 2004.

Long-term contracts. We provide our services to our hotel customers under exclusive contracts that generally run for a term of five to seven years. Over the five-year period ended March 31, 2004, the term of our new contracts has averaged 80 months. As of March 31, 2004, our portfolio of contracts had an average remaining life of approximately 40 months and will expire at a well-staggered average rate of approximately 14% of our hotels with installed guest pay interactive services per year through 2010.

Winning and retaining hotel customers. We have had significant success in capturing rooms coming off contract from other providers. For the three years ended December 31, 2003, approximately 34% of our growth has come from such rooms. In addition, our customer base has been stable and loyal. During the same period, the number of installed rooms from which we have removed our systems on an annual basis has averaged approximately 2% of our installed room base. In a number of these instances, we chose not to renew the hotel contract as it did not meet our financial criteria or credit risk profile.

Improving operating efficiencies. As we have improved our operating efficiencies, guest pay operations expenses have declined on a per average installed room basis per month and selling, general and administrative, or SG&A, expenses have declined as a percentage of revenue. Guest pay operations expenses have declined from $3.12 per average installed room per month in 2001 to $2.93 for 2003. As a percent of revenue, guest pay operations expenses were 13.2% in 2001, declining to 12.6% in 2003. SG&A expenses have declined as a percentage of revenue from 9.7% in 2001 to 8.7% in 2003. As we continue to deploy our digital platform across an increasing percentage of our total rooms, we expect to realize further operating efficiencies. In addition, distribution of our content by satellite to our digitally-equipped rooms has helped lower the cost of content distribution to the hotels. Our digital platform has also reduced our duplication, shipping, handling and storage costs, as compared to those for our tape-based system.

OUR STRATEGY

Expand interactive digital room base. Our target market is hotels, including resort and casino hotels, throughout the United States and Canada with 75 or more rooms (based on industry sources, containing an estimated 3.5 million hotel rooms). We believe opportunities exist for continued, selective growth in our guest pay interactive services room base through:

-	economically-viable rooms not yet served by any provider;

-	supply growth within the lodging industry; and

-	rooms currently served by other service providers when their contracts expire.

More specifically, we estimate that 250,000 to 350,000 rooms are presently not served by any interactive services provider and may meet our target economic profile. We also estimate that 100,000 to 130,000 newly constructed lodging rooms will open within the next two years that may meet or exceed our target criteria. In addition, we estimate that another 300,000 to 350,000 rooms, which are under contract with our competitors, will be approaching expiration over the next two years. We believe that each of these developments presents a potentially significant opportunity for us to expand our interactive digital room base.

Leverage SigNETure TVSM to enhance customer loyalty. In 2003, we launched the SigNETureSM TV configuration of our digital system. This system offers many benefits to our customers, including allowing the hotels to:

-	customize the “look and feel” of the user interface;

-	use the system for the hotel’s internal brand or marketing campaign; and

-	use the system to provide additional information regarding other available hotel services.

We believe the customization offered by SigNETure TVSM gives us a competitive advantage and increases our customers’ loyalty.

Continue expansion of product offerings. We plan to increase the revenue we realize from each guest pay interactive services room by expanding and enhancing the scope of our guest pay interactive services. We expect to provide continual additional content for hotel guests, as well as new services or products that will be accessible through our system. As of March 31, 2004, our interactive digital system was installed in approximately 45% of our guest pay interactive room base. We also intend to expand the number of hotels at which we provide high-speed Internet access services, for which we receive maintenance and customer support services fees.

Continue focus on cost reduction. Complementing our room and revenue growth objectives is our ongoing goal of increasing operating margins by reducing direct and overhead expenses, as measured on a percentage of revenue and on a per-installed room basis. Our digital system continues to lower operating costs by allowing us to distribute movies, television on-demand programming and music content via satellite, thereby eliminating duplication, videotape and shipping costs, as well as a technician’s visit to the hotel to load the content. The on-line diagnostic capabilities of this system also enable us to identify and resolve a majority of reported system service issues from our service control center without visiting the hotel property. We also intend to continue to use our product design and development expertise to make system improvements as well as to lower the installation cost of new and upgraded systems. Lower installation costs allow us to economically install our system into more diverse hotel properties, as we make our investment decisions based upon estimates of future revenues, cash flows and rates of return related to the contracts. We believe that further efficiencies will be achieved as we continue to expand the number of installed rooms and the scope of our interactive television and interactive product offerings.

Strengthen balance sheet and enhance cash flow generation. We are focused on reducing leverage, increasing the strength and flexibility of our balance sheet and enhancing our ability to fund growth through internal cash generation. During 2003 and the quarter ended March 31, 2004, we generated $48.6 and $18.3 million, respectively, in cash flow from operations. In the first quarter of 2004, we paid down our outstanding debt by $7.6 million. We have been successful at reducing the capital expenditure required per digital room installation, which has allowed us to achieve greater scale in installations per available resources. Based on our current estimates of capital investment over the next two years, we believe that we will be able to finance our projected room growth primarily through internal cash flow generation.

Expand into new markets. We will continue to explore other markets in which to use our technology, including international expansion opportunities and new sectors, such as healthcare facilities. We will seek to minimize capital investments in the new markets, and may utilize different business models, so that revenue may be earned through other methods than our standard pay-per-view basis. We currently license our technology to a select number of hotel properties outside the U.S. and Canada. Such arrangements have allowed us to capture international growth opportunities with reduced risk and lowered capital commitments.

CORPORATE INFORMATION

We are incorporated in Delaware. Our principal executive offices are located at 3900 West Innovation Street, Sioux Falls, South Dakota 57107. Our telephone number is (605) 988-1000.

The offering

Common stock we are offering	3,950,000 shares

Common stock outstanding immediately after this offering	17,195,026 shares

Nasdaq National Market symbol	LNET

Use of proceeds	We expect to use the net proceeds of this offering to repay the entire $12 million outstanding principal amount of our 11.50% senior notes, together with accrued interest and estimated prepayment premiums aggregating $1.2 million, and to repay part of the term loan portion of our senior credit facility in the amount of $35.0 million, together with estimated accrued interest in the amount of $419,000. The balance of the net proceeds of the offering will be used for general corporate purposes. See “Use of proceeds.”

Risk factors	This investment involves a high degree of risk. See the section entitled “Risk factors” beginning on page S-8 of this prospectus supplement and on page 4 of the accompanying prospectus for a discussion of certain factors you should consider carefully before deciding to invest in our common stock.

The number of shares of common stock outstanding immediately after this offering in the table above is based on approximately 13,245,026 shares outstanding at June 28, 2004 and does not include:

-	2,634,454 shares of our common stock issuable upon exercise of options outstanding on March 31, 2004 granted under our equity incentive plans, with a weighted average exercise price of $15.41 per share;

-	647,000 additional shares of common stock available for future issuance under our equity incentive plans as of March 31, 2004;

-	1,913,493 shares issuable upon exercise of vested warrants outstanding as of March 31, 2004, with 1,673,493 warrants exercisable at $20.44 per share and 240,000 warrants exercisable at $7.00 per share (see “Risk factors — Future sales of our common stock could adversely affect our stock price”); and

-	592,500 shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option. References in this prospectus supplement and the accompanying prospectus to “common stock” include the associated preferred share purchase right which becomes exercisable upon the acquisition of 15% of our outstanding common stock by certain persons.

Summary consolidated financial data

The following table sets forth summary consolidated financial data as of the dates and for the periods presented. The statement of operations data and other data as of, and for each of the years during the three-year period ended, December 31, 2003 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in or incorporated by reference in this prospectus supplement. The summary historical statement of operations data, balance sheet data and other data as of, and for the three months ended, March 31, 2004 have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements for the fiscal quarter ended March 31, 2004 included in this prospectus supplement and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

				Three months ended
	Year ended December 31,			March 31,

		2002	2003	2003	2004
Statement of Operations Data:	2001

	(dollar amounts in thousands, except
	per-share and per-room data)
Guest pay	$206,001	$226,238	$243,732	$57,867	$62,323
Other	10,894	8,752	6,417	1,779	1,508

Total revenue	216,895	234,990	250,149	59,646	63,831
Direct costs (exclusive of other operating expenses)	92,090	100,782	111,947	26,596	28,249
Gross profit (exclusive of other operating expenses)	124,805	134,208	138,202	33,050	35,582
Operating expenses	115,685	128,233	131,702	33,015	33,511

Operating income	9,120	5,975	6,500	35	2,071
Investment gains (losses)	(2,790)	872	250	—	—
Litigation settlements(1)	—	(2,700)	—	—	—
Loss on early retirement of debt(2)	(2,091)	—	(7,061)	—	—
Interest expense	(30,306)	(33,037)	(34,239)	(8,389)	(8,223)
Other income (expense)	348	314	(43)	64	53

Loss before income taxes	(25,719)	(28,576)	(34,593)	(8,290)	(6,099)
Provision for income taxes	(689)	(550)	(459)	(129)	(117)

Net loss	$(26,408)	$(29,126)	$(35,052)	$(8,419)	$(6,216)

Net loss per common share (basic and diluted)	$(2.16)	$(2.35)	$(2.80)	$(0.68)	$(0.48)

Other Data:
Capital expenditures(3)	$78,386	$72,115	$52,868	$16,180	$13,201
Average cost per room — new installation(4)	$456	$438	$405	$420	$382
Operating income	$9,120	$5,975	$6,500	$35	$2,071
Depreciation and amortization	$66,008	$75,918	$78,459	$19,977	$19,668
Operating income before depreciation and amortization(5)	$75,128	$81,893	$84,959	$20,012	$21,739

Non-Financial Operating Data:
Guest pay interactive rooms served (6)	812,149	876,348	924,643	889,776	934,260
Rooms with digital services(6)	115,378	265,097	385,426	297,592	415,415
Total rooms served(6)(7)	890,546	952,673	994,127	962,852	1,001,876

(footnotes on the following page)

	As of March 31, 2004

	Actual	As adjusted(8)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,971	$17,837
Total assets	$280,896	$292,077
Total debt	$360,609	$313,670
Total stockholders’ equity (deficiency)	$(132,502)	$(74,382)

(1)	During 2002, we entered into settlement agreements with Broadcast Music Inc. and the American Society of Composers, Authors and Publishers, which resolved claims for alleged nonpayment of royalties on copyrighted musical works performed in major motion pictures. See “Management’s discussion and analysis of financial condition and results of operations — Results of Operations — Years Ended December 31, 2002 and 2001 — Investment Losses — Litigation Settlements” on page S-41.

(2)	In June 2003, we retired our 10.25% Senior Notes. As a result of the early retirement, we incurred a $7.1 million loss on the write-off of related debt issuance costs and payment of call and tender premiums, and transaction expenses. In 2001, we recorded a $2.1 million loss on early retirement of our 1999 bank credit facility.

(3)	Represents cash used for property and equipment additions as reported in the Statement of Cash Flows.

(4)	During 2001, we transitioned from installing tape-based systems to installing digital systems.

(5)	Operating income before depreciation and amortization is calculated by adding depreciation and amortization to operating income. Operating income before depreciation and amortization is not intended to represent an alternative to operating income and is not representative of funds available for discretionary use due to our financing obligations. Management utilizes operating income before depreciation and amortization to provide a stable and consistent comparison of operating performance exclusive of historical costs of capital related to depreciation and amortization. We believe that depreciation and amortization are fixed or “sunk” costs, which do not provide a stable measure for variable or controllable operating performance.

(6)	End of period statistics. Guest pay interactive rooms are equipped with our interactive television system, which include both digital and tape-based systems.

(7)	Total rooms served includes guest pay interactive rooms, rooms served by international licensees, and properties receiving only basic and premium television services.

(8)	The as-adjusted balance sheet and other data summarized above gives effect to the sale of our common stock in this offering and our receipt of the estimated net proceeds of that sale. The as-adjusted balance sheet data also reflects repayment of the entire $12 million outstanding principal amount of our 11.50% senior notes, together with accrued interest and estimated prepayment premiums aggregating $1.2 million, and payment of part of the term loan portion of our senior credit facility in the amount of $35.0 million, together with estimated accrued interest thereon in the amount of $419,000. See “Use of proceeds.”

Risk factors

You should carefully consider the following risk factors, as well as the risk factors beginning on page 4 of the accompanying prospectus, in addition to the other information contained in this prospectus supplement and the accompanying prospectus, before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the events described in the following risk factors or the risk factors described in the accompanying prospectus occur, our business, operating results and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of such events, and you may lose all or part of your investment. The following risk factors update and modify some of the risk factors set forth in the accompanying prospectus.

RISKS RELATED TO OUR BUSINESS

We continue to incur significant losses. If we cannot become profitable or generate sustained levels of free cash flow, it could have a harmful effect on our results of operations, business and the value of our common stock.

We experienced net losses of $29.1 million, $35.0 million and $6.2 million for the years ended December 31, 2002 and 2003 and the quarter ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of $283.0 million. We expect to continue to incur net losses. If we do not become profitable or generate sustained levels of free cash flow, which we define as having cash provided by operating activities exceeding cash used for investing activities, or if we become but do not remain profitable, it could have a harmful effect on our business and the value of our common stock.

We are dependent on others for our programming content, and increases in our costs or license fees to obtain such programming could reduce our cash flow and profitability.

Our guest room programming content is provided primarily by movie studios, major television networks and other providers, aggregators and distributors of entertainment content. We currently pay each of these parties a fee for the right to distribute their programming in our installed guest rooms. In the future, we may be exposed to volatile or increased programming costs that may adversely affect our operating results. Our entertainment content providers may demand higher royalty rates or higher minimum payments than we are currently paying or may defer making their content available to us. In some cases, we may be obligated to pay for programming on the basis of the number of guest rooms we serve, rather than a percentage of the amount of revenue we earn from resales of the programming. Lower occupancy rates could therefore negatively impact our operating income. We do not have a formal agreement with some of our content providers and, therefore, content from these providers may not be available in the future on terms that are acceptable to us, or at all. Increased licensing fees would also negatively impact our operating results.

Our revenue may be adversely affected by a reduction or elimination of the time between our receipt of movies and the movies being made available to the home rental market.

We receive our movies directly from movie studios and the timing is at the studios’ discretion. Historically, we have received movies prior to their being more broadly distributed via movie rental or retail stores. This “window of release” has yielded a competitive advantage as hotel guests have been able to view movies in the hotel rooms prior to being able to rent or purchase them for home viewing. Recently, this advance window of release has been shrinking. A further reduction or elimination of this advance window of release could adversely affect our revenue. In addition, if a studio delays release of a movie to us in a manner inconsistent with past practice, we may not be able to generate as much revenue from such movie as we could have with an earlier release date.

Risk factors

The lack of quality programming or a change in available content could reduce our profitability and cash flows.

Our profitability and cash flows are dependent on our ability to provide quality and popular programming to hotel guests. We currently provide hotel guests major movies which we obtain from movie studios. The quality and popularity of major movies available at any given time and from year to year can vary widely. Generally, the more popular titles at the box office will also be more popular with hotel guests. We also provide hotel guests independent films, most of which are non-rated and intended for mature audiences, music services, and Nintendo video game services, which we obtain from others. Our ability to be profitable and generate positive cash flow depends upon our ability to provide content that hotel guests are willing to pay to view or listen to. However, we cannot predict the future popularity or quality of the movies, music, games or other content that we provide or may provide in the future. If, for any reason, such content became less popular than it is currently, or is not made available to us for distribution on a timely basis, our business could be adversely impacted. In addition, if any significant portion of the content we provide to hotel guests were to become unavailable, for reasons which could include licensing difficulties, governmental regulation or issues of public standards, our business could be adversely impacted.

Our revenue is affected by seasonality and dependent on other factors beyond our control.

Our revenue is dependent on the timely availability of content, including popular major motion pictures, the occupancy rate of each hotel property served, the percentage of occupied rooms that buy movies or other services at the property, and the price of the services. Occupancy rates vary based on the property’s location, its competitive position within the marketplace, seasonal factors, general economic conditions, changes in travel patterns due to public health concerns, the threat of terrorism, wars and other international crises, and other factors outside of our control. Occupancy rates are usually higher during the summer and lower during the winter. The percentage of occupied rooms that buy movies or other services at the property generally reflects the hotel’s guest mix profile, the popularity and seasonality of movies and other services available at the hotel and the guests’ other entertainment alternatives. The percentage of occupied rooms that buy movies or other services at the property also varies over time with general economic conditions. Our results are closely related to the performance of the lodging industry. Occupancy rates at the hotels we serve have recently declined, and may decline further due to the factors described above. Because many of the factors described above are out of our control, we may not be able to control negative trends in our revenue.

Opportunities to expand our installed customer room base may be limited, so we may be unable to grow our revenue.

Due to the capital commitment required to install our system equipment, we may choose not to offer our services to some unserved hotels, because we expect these hotels to generate an insufficient return on our investment. Further, while new hotel construction and hotel expansions offer an opportunity to expand our customer base, increases in unserved rooms due to the addition of new hotel rooms in any given year would be incremental. Accordingly, in order to grow revenue significantly, we must be successful in broadening the range of services provided to customers and securing contracts to serve both new hotel rooms and hotels that are currently served by competitors. However, if our cash management strategy calls for us to conserve available resources, we may choose not to make capital or other expenditures, which would adversely affect growth. Even if we are willing to make such expenditures, we may not be successful in our efforts to further expand our installed customer room base.

Risk factors

If our hotel customers become dissatisfied with our services, they may elect not to renew or to terminate service agreements with us and, in that event, our ability to maintain or grow our revenue would be adversely affected.

In the event our customers become dissatisfied with the scope or capability of our products or services, they may elect not to renew our service agreements upon expiration or, in certain instances, terminate their existing agreements with us for our failure to perform under the terms of their contracts. The loss of a hotel chain customer, any group of customers, or the loss of significant number of hotels could have a material adverse effect on our results of operations and financial condition. In addition, any negative publicity, lawsuits, or boycotts by opponents of the mature-themed programming content could have a negative impact on the willingness of the lodging industry generally to offer such content to guests which, in turn, could have a material adverse effect on our revenues and ability to achieve stated business goals.

Our failure to develop new products and product enhancements could harm our business and prospects.

We have a continuing product development program designed to develop new products and to enhance and improve our existing products. The successful development of our products and product enhancements is subject to numerous risks, both known and unknown, including:

-	unanticipated delays;

-	access to capital;

-	budget overruns; and

-	technical problems.

These difficulties could result in the abandonment or substantial change in the design, development and commercialization of these new products or product enhancements.

Given the uncertainties inherent with product development and introduction, we cannot assure you that any of our product development efforts will be successful on a timely basis, within budget or at all. Our failure to develop new products and product enhancements on a timely basis or within budget could harm our business and prospects.

We may have to incur significant capital expenditures in order to adapt to technological change.

The television-based interactive services industry has been, and is likely to continue to be, subject to:

-	rapid and significant technological change, including continuing developments in technology that do not presently have widely accepted standards; and

-	frequent introductions of new services and alternative technologies, including new technologies for providing music and providing and displaying video services and Internet content.

We expect that new technologies will emerge that may be superior to, or may not be compatible with, some of our current technologies, which may require us to make significant capital expenditures to remain competitive. In particular, we may have to incur capital expenditures to support digital or high definition television platforms in our hotel properties. Many of our competitors, including cable and Internet service providers, may have greater financial and technical resources to adapt to and capitalize on any such technological changes more effectively than we can. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and to offer, on a timely basis, services that meet customer demands and evolving industry standards. In part, we rely on third parties for the development of, and access to, communications and network technology. As a result, we may be unable to obtain access to new technology on a timely basis or on satisfactory terms. If we fail to adapt successfully to any

Risk factors

technological change or obsolescence, or fail to obtain access to important technologies, our revenues and business could be harmed.

Acquisitions of companies or technologies may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

While we may seek to acquire or invest in businesses, products or technologies that we believe could, among other things, complement or expand our business or otherwise offer growth opportunities, acquisitions could create risks for us, including difficulties in assimilation of acquired personnel, operations, technologies or products, which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. Any acquisitions may not generate any additional revenue or provide any benefit to our business. In addition, we do not have significant experience in acquiring and integrating companies, which could impair our ability to make successful acquisitions.

Our business could be harmed if we are unable to protect our proprietary technology.

We rely primarily on a combination of trade secrets, patents, copyright and trademark laws and confidentiality procedures to protect our technology. Despite these precautions, unauthorized third parties may infringe, copy or reverse engineer portions of our technology. We do not know if current or future patent applications will be issued with the scope of the claims sought, if at all, or whether any patents issued will be challenged or invalidated. In addition, we have applied or plan to apply for corresponding patents and patent applications in several foreign countries for some of our patents and patent applications. There is a risk that these patent applications will not be granted or that the patent or patent application will not provide significant protection for our products and technology. Our competitors may independently develop similar technology that our patents do not cover. In addition, because patent applications in the United States can provide patent protection from the date of filing but are not publicly disclosed until 18 months after the patent application has been filed, other patent applications may have been filed in the last 18 months which relate to our technology and of which we are unaware. Moreover, there is a risk that foreign intellectual property laws will not protect our intellectual property rights to the same extent as United States intellectual property laws. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology, which could harm our business.

If our products or services employ technology that infringes the proprietary rights of others, we may be subject to infringement claims, forced to pay high prices to license technology or required to stop selling our products.

Our business could be harmed if we infringe upon the intellectual property rights of others. We have been, and may be in the future, notified that we may be infringing intellectual property rights possessed by third parties. If any such claims are asserted, we may seek to enter into royalty or licensing arrangements. There is a risk in these situations that no license will be available or that a license will not be available on reasonable terms, precluding our use of the applicable technology. Alternatively, we may decide to litigate such claims or to design around the patented technology. These actions could be costly and would divert the efforts and attention of our management and technical personnel. A successful claim of infringement against us or our failure or inability to license infringed or similar technology could damage our business to the extent we are required to pay substantial monetary damages or if, as a result of a successful claim, we become unable to sell our products and services without redeveloping them or otherwise were forced to incur significant additional expense. As a result, any infringement claims by third parties or claims for indemnification by customers resulting from infringement claims, whether or not proven to be true, may harm our business and prospects.

Risk factors

If our third party suppliers fail to provide us with key components and services on a timely basis, our costs could increase and our growth could be hindered.

We currently rely on third parties to supply key components and services, which are available only from a limited number of suppliers, for the manufacture and assembly of our interactive systems. We have occasionally experienced delays and other problems in receiving the components and services and may, in the future, be unable to obtain such components and services on the scale and within the time frames required by us on terms we find acceptable, or at all. If we are unable to obtain, or if we experience a delay in the delivery of, such components or services, we may be forced to incur significant unanticipated costs to secure alternative third party suppliers or adjust our operations. Additionally, certain electronic component parts used within our systems can be subject to temporary shortages because of general economic conditions. The occurrence of any of these events could increase our costs, hinder our growth and adversely affect our business and prospects.

We have substantial debt and significant interest payment requirements.

As of March 31, 2004, we had $360.6 million of debt outstanding. After application of the estimated net proceeds of this offering, we will have $313.7 million of debt outstanding. Subject to restrictions in our credit facility and instruments governing our debt securities, we may also incur significant amounts of additional debt for working capital, capital expenditures and other purposes. Our high level of debt could have significant consequences on our business, including the following:

-	we may have difficulty borrowing money for working capital, capital expenditures, acquisitions or other purposes;

-	we will need to use a large portion of our cash flow to pay interest on borrowings under our credit facility and other debt instruments, which will reduce the amount of money available to fund operations, capital expenditures and other activities;

-	some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates;

-	we are more vulnerable to economic downturns and adverse developments in our business;

-	we may not have the flexibility to respond to changing business and economic conditions, including increased competition and demand for new products and services; and

-	our various debt instruments contain cross-default provisions; if we default under any of these instruments, such default could constitute a default under our other debt instruments and may result in the acceleration of such indebtedness.

We may not have adequate capital resources to carry out our business plans, which could have a harmful effect on our business and prospects.

We may have insufficient capital resources to carry out our business plans if our capital expenditure or working capital requirements increase, whether as a result of product development efforts, changes in technology or otherwise, and we are unable to access financing on acceptable terms. This would have the following adverse impacts on our business and prospects, among others:

-	we may be required to delay or be unable to make the capital expenditures necessary to expand or maintain our customer base or to continue to deploy our digital system and other technological advances throughout our installed room base;

-	we may have insufficient capital to make payments on our outstanding indebtedness as they become due;

Risk factors

-	we may have to delay or limit our product development activities; and

-	we may be required to seek additional capital through additional equity or debt financings, asset sales, collaborative arrangements or other sources, which may not be available to us on a timely basis, if at all, or may not be available on acceptable terms.

Our ability to generate sufficient cash to service outstanding indebtedness or fund capital requirements depends on many factors beyond our control.

Our ability to make payments on or to refinance outstanding indebtedness or to fund capital expenditures and acquisitions will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not be able to generate sufficient cash flow from operations or future borrowings under existing and future credit arrangements in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, or sell assets. If we are not able to generate sufficient cash to service or refinance any of our indebtedness, it may have a material adverse affect on our business and financial condition.

Our management may apply the estimated net proceeds of this offering to uses that do not enhance our financial results or market value.

Our management will have considerable discretion in the application of a portion of the estimated net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess how such proceeds will be used. Approximately $11.9 million of the estimated net proceeds may be used for corporate purposes that may not have the effect of enhancing our financial results or our market value. See “Use of proceeds.”

We are dependent on our management and other key personnel, and loss of their services may adversely affect our business.

Our success and business strategy is dependent in large part on our ability to attract and retain key management and operating personnel. This can present particular challenges for us because we operate in a specialized industry and because of the geographic location of our headquarters. Such individuals are in high demand and are often subject to competing employment offers. In particular, our success is dependent on our ability to retain the services of Mr. Petersen, the Chairman of our Board and our President and Chief Executive Officer, Mr. Ritondaro, our Senior Vice President, Finance, Information and Administration and Chief Financial Officer, Mr. Bankers, our Senior Vice President, Product and Technology Development, Mr. McCarty, our Senior Vice President, Sales and Hotel Relations, Mr. Pofahl, our Senior Vice President, Technical Operations and Mr. Truckenmiller, our Senior Vice President, Programming and Content Management. The loss of the services of any of these individuals, or the failure of such individuals to perform their job functions in a satisfactory manner, could have a material adverse effect on our business.

Covenant restrictions under our senior credit facility and instruments governing our debt securities may limit our ability to operate our business.

Our senior credit facility and the instruments governing our debt securities contain covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. Future borrowing instruments, such as credit facilities and indentures, if any, are also likely to contain restrictive covenants and may require us to pledge assets as security under those future arrangements. The terms of our senior credit facility and debt securities restrict, among other things, our ability and the ability of our subsidiary to:

-	borrow money;

-	pay dividends or make distributions;

Risk factors

-	purchase or redeem stock;

-	repay subordinated indebtedness before its stated maturity date;

-	make investments and extend credit;

-	engage in transactions with affiliates;

-	engage in sale-leaseback transactions;

-	consummate certain asset sales;

-	effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

-	create liens on our assets.

In addition, the indenture for our 9.50% notes and senior credit facility and other material agreements require us to maintain specified financial ratios and satisfy certain financial condition tests that may require us to reduce our debt or to act in a manner contrary to our business objectives. Our senior credit facility also includes a covenant that would result in an event of default if we suffer a material adverse effect as defined in the senior credit facility. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests and to otherwise remain in compliance with the requirements of our senior credit facility, other debt instruments and other material agreements. A breach of any of these covenants would result in a default under the applicable debt instrument or agreement. In that event, the amounts under the applicable agreement could be declared immediately due and payable, and such a default may cause a default under and/or an acceleration of our other outstanding indebtedness and some of our material agreements. As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt, compete effectively or take advantage of new business opportunities.

RISKS RELATED TO OUR INDUSTRY

We operate in a very competitive business environment and competition could reduce our revenue and our cash flow.

We operate in the hotel in-room entertainment business, which is highly competitive. If we are unable to compete effectively with large diversified entertainment service providers that have substantially greater resources than we have, our operating margins and market share could be reduced, and the growth of our business inhibited. In particular, we compete directly for customers with a variety of other interactive service providers, including other interactive television service providers, cable television companies, direct broadcast satellite companies, television networks and programmers, Internet service providers and portals, companies offering web sites that provide on-demand movies, rental companies that provide videocassettes and DVDs that can be viewed in properly equipped hotel rooms or on other portable viewing devices and hotels that offer in-room laptops with Internet access or other types of Internet access systems. We also compete, in varying degrees, with other leisure-time activities such as movie theaters, the Internet, radio, print media, personal computers and other alternative sources of entertainment and information. In addition, future technological developments may affect competition within this business. A continuing trend toward business combinations and alliances in both the domestic and foreign entertainment services industry may create significant new competitors for us. Many of these combined entities could have resources far greater than ours. These combined entities may provide bundled packages of programming, delivery and other services that compete directly with the products we offer. Our competitors may also offer services sooner and at more competitive rates than we do. We may need to reduce our prices or license additional programming to remain competitive, and we may be unable to sustain future pricing levels as competition increases. Our failure to achieve or sustain market acceptance

Risk factors

of our offered services at desired pricing levels could impair our ability to achieve free cash flow, which would harm our business.

Due to the capital commitment required to install our system equipment, it generally has not been cost-effective for us to install our system at hotels with fewer than 75 guest rooms or low occupancy rates or low average room rates. Our competitors which have substantially greater financial and other resources than we do may develop a technology that is more cost effective than ours. As a result, our competitors may be in a better position than we are to increase their market share in the lodging industry and could adversely affect our ability to attract and retain customers.

Our business could be adversely impacted by conditions affecting the lodging industry’s performance generally and by, among other things, future terrorist attacks.

Our results are closely connected to the performance of the lodging industry, in which occupancy rates may fluctuate as a result of various factors. Reduction in hotel occupancy resulting from business, economic, or other events, such as significant international crises, acts of terrorism, war or public health issues, could adversely impact our business, financial condition and results of operations. The overall travel industry can be, and has been in the past, adversely affected by weaker general economic climates, geopolitical instability and concerns about public health.

Any future terrorist attack or threat of an attack is also likely to adversely affect the travel industry, including lodging occupancy rates. For example, industry occupancy rates fell significantly after the events of September 11, 2001. Any reduction in occupancy rates, particularly if extended over a long period of time, will reduce our revenue opportunities, which would have an adverse impact on our financial condition and results of operations.

New technologies, including the expansion of digital distribution in our markets, may fundamentally change the method and cost of distributing content, which may increase competition and result in a decrease in our revenue.

The advent of digital technology, including the introduction of digital television, is likely to accelerate the convergence of broadcast, telecommunications, Internet and other media and could result in material changes in the economics, regulations, intellectual property usage and technical platforms on which our business relies. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the television-based interactive services business. Increased competition may adversely affect the scale, source and volatility of our revenue streams, cost structures and cash flow, and may require us to significantly change our operations. There is a risk that our business and prospects will be harmed by these changes or that we will not identify or adapt to them as quickly as our competitors.

Federal, state, local and foreign legislation and regulation may negatively impact our business and growth.

We may be classified as a multichannel video programming distributor, and thus may be subject to various provisions of the Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, and the regulations promulgated under those acts. In addition, the Internet-based services offered by us may be affected by various laws and governmental regulations. While there are currently few laws or regulations directly applicable to access to or commerce on commercial online services, new laws and regulations are under debate by federal and local lawmakers and may be adopted. The adoption of such laws or regulations in the future may slow the growth of commercial online services and the Internet, which may cause a decline for our Internet-based services and products or have other adverse effects on our business. In addition, any legislative or regulatory changes restricting content that may be delivered over our systems, particularly mature content, could significantly reduce our revenue and operating income. Federal, state, local and foreign laws and regulations are, or may be, the subject of a variety of judicial, administrative and legislative hearings and proceedings that could change, in varying

Risk factors

degrees, the regulatory classification applicable to us and the manner in which we are regulated. We cannot predict the outcome of these proceedings or their impact on our operations at this time.

RISKS RELATED TO OUR COMMON STOCK

Our stock price may fluctuate in response to market and other factors, which could depress the price of our common stock or result in substantial losses for investors purchasing such shares.

The market price for our common stock has been and may continue to be volatile and subject to price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

-	variations in our quarterly operating results from our expectations or the expectations of securities analysts or investors;

-	downward revisions in our estimates or securities analysts’ estimates or changes in general market conditions;

-	announcements of technological innovations or new products or services by us or our competitors;

-	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

-	additions or departures of key personnel;

-	investor perception of our industry or our prospects;

-	insider selling or buying;

-	reduction in the trading volume of our common stock;

-	regulatory developments affecting our industry; and

-	general technological or economic trends.

You may not be able to resell your shares of our common stock at or above the public offering price, or at all, which could cause you to lose some or all of your investment. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s time, attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

Provisions of Delaware law and of our charter and by-laws and our stockholder rights plan may make a takeover more difficult.

Provisions in our certificate of incorporation and by-laws and in Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. We have also adopted a stockholder rights plan to impede a takeover event in the event an unsolicited offer to acquire us is received that is either inadequate or determined by our board of directors not to be in the best interest of our stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock in the public market, or the perception by the market that such sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future.

Risk factors

In addition, as of March 31, 2004, 3,281,454 shares of our common stock were required to be reserved for issuance under our equity incentive and other benefit plans and 2,340,000 shares of our common stock were required to be reserved for issuance pursuant to outstanding warrants. As of March 31, 2004, options to purchase 2,634,454 shares of our common stock were issued and outstanding under our equity incentive plans at a weighted average exercise price of $15.41 per share, of which options to purchase 1,860,037 shares had vested. Of the outstanding warrants to purchase shares of our common stock, as of March 31, 2004, warrants to purchase 1,913,493 shares of our common stock have vested, 240,000 with an exercise price of $7.00 per share and 1,673,493 at $20.44 per share. If we issue shares of our common stock below the market price, as determined under the agreement governing the issuance of these warrants, these warrant holders are entitled to dilution protection which will permit these warrant holders to purchase additional shares of common stock upon exercise of their warrants without payment of additional funds.

We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

We do not pay dividends and do not anticipate paying any dividends in the future, so any short-term return on your investment will depend on the market price of our capital stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain any earnings to finance our operations and growth. The terms of our outstanding debt and bank credit facility each restrict and limit payments or distributions in respect of our capital stock. Therefore, we do not expect to pay any dividends. Any short-term return on your investment will depend on the market price for our shares.

Use of proceeds

Our net proceeds from the sale of the shares of common stock, after deducting underwriting discounts and commissions and other expenses of this offering payable by us, are estimated to be approximately $60.5 million ($69.8 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds of this offering to repay the entire $12 million outstanding principal amount of our 11.50% senior notes, together with accrued interest and estimated prepayment premiums aggregating $1.2 million, and to repay part of the term loan portion of our senior credit facility in the amount of $35.0 million, together with estimated accrued interest in the amount of $419,000. See footnote 9 to our financial statements included herewith regarding our senior credit facility. We intend to use the remainder of the net proceeds for general corporate purposes. Pending this utilization, we intend to invest the net proceeds from the sale of the notes in short-term, dividend-paying or interest-bearing investment grade securities.

Price range of common stock

Our common stock is traded on the Nasdaq National Market under the symbol “LNET”. The following table sets forth for the indicated periods the range of high and low per share closing sales prices for our common stock as reported on the Nasdaq National Market:

	High	Low

Year ended December 31, 2001
First Quarter	$17.75	$13.88
Second Quarter	19.97	13.50
Third Quarter	23.20	8.90
Fourth Quarter	18.15	11.74
Year ended December 31, 2002
First Quarter	$18.14	$14.22
Second Quarter	19.34	14.40
Third Quarter	15.02	7.66
Fourth Quarter	11.69	4.99
Year ended December 31, 2003
First Quarter	$10.99	$6.10
Second Quarter	12.65	7.57
Third Quarter	15.50	11.02
Fourth Quarter	18.81	15.60
Year ended December 31, 2004
First Quarter	$19.82	$18.26
Second Quarter (through June 29, 2004)	20.69	16.26

On June 29, 2004, the last reported sale price for our common stock was $16.74 per share and as of June 28, 2004, there were approximately 120 holders of record of our common stock.

Dividend policy

Historically we have paid no dividends on our common stock. We do not intend to pay any cash dividends on our common stock in the foreseeable future. We expect that we will retain any earnings to finance our operations and growth. In addition, the terms and conditions of our debt instruments restrict and limit payments or distributions with respect of our common stock.

Capitalization

The following table sets forth our capitalization as of March 31, 2004:

-	On an actual basis.

-	On an adjusted basis giving effect to our sale of the common stock in this offering under this prospectus supplement and the receipt of the net proceeds of this sale, assuming repayment of the entire $12 million outstanding principal amount of our 11.50% senior notes, together with accrued interest and payment of estimated prepayment premiums aggregating $1.2 million, and repayment of part of the term loan portion of our senior credit facility in the amount of $35.0 million, together with estimated accrued interest thereon in the amount of $419,000. See “Use of proceeds.”

-	The as adjusted column also reflects an estimated charge of $685,000 for the write off of a portion of the deferred financing costs as a result of the prepayment of part of the term loan portion of our senior credit facility, an estimated charge of $1.2 million for estimated prepayment premiums and interest on our 11.50% senior notes, and an estimated charge of $61,000 for the remaining unamortized discount on our 11.50% senior notes as a result of the prepayment.

This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included in this prospectus supplement.

	As of March 31, 2004

	Actual	As adjusted

	(unaudited; dollars in
	thousands,
	except par value)
Cash and cash equivalents	$5,971	$17,837

Liabilities other than long-term debt	$52,789	$52,789

Long-term debt:
Senior credit facility:
Bank term loan	$146,250	$111,250
Revolving credit facility	—	—
9.50% senior subordinated notes	200,000	200,000
11.50% senior notes net of unamortized discount of $61	11,939	—
Capital leases	2,420	2,420

Total long-term debt	360,609	313,670

Stockholders’ equity (deficiency):
Preferred stock ($0.01 par value, 5,000,000 shares authorized; no shares issued or outstanding)	—	—
Common stock ($0.01 par value, 50,000,000 shares authorized; 13,108,530 shares outstanding, actual, 17,058,530 shares issued and outstanding, as adjusted)	131	171
Additional paid in capital	157,803	218,379
Accumulated deficit	(282,783)	(285,279)
Accumulated other comprehensive loss	(7,653)	(7,653)

Total stockholders’ equity (deficiency)	(132,502)	(74,382)

Total capitalization	$280,896	$292,077

Capitalization

The table above excludes:

-	2,634,454 shares of common stock issuable upon exercise of outstanding options as of March 31, 2004, granted under our equity incentive plans, with a weighted average exercise price of $15.41 per shares;

-	647,000 additional shares of common stock available for future issuance under our equity incentive plans as of March 31, 2004;

-	1,913,493 shares issuable upon exercise of vested warrants, with 1,673,493 warrants exercisable at $20.44 per share and 240,000 warrants exercisable at $7.00 per share. The warrants for a total of 240,000 shares include anti-dilution rights for issuance of stock, options and other securities at less than market price, which is defined to be the average of the closing price for the prior twenty trading days; and

-	592,500 shares of common stock issuable upon exercise of the underwriters’ over allotment option.

Liabilities other than long-term debt include a $10.5 million liability for the fair value of derivative instruments, comprised of interest rate swaps related to our senior credit facility.

Selected consolidated financial data

The following table sets forth consolidated financial data as of the dates and for the periods presented. The statement of operations data, balance sheet data and other data as of, and for each of the years during the three-year period ended, December 31, 2003 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in or incorporated by reference in this prospectus supplement. The statement of operations data, balance sheet data and other data as of and for each of the years ended December 31, 2000 and 1999 are derived from our audited consolidated financial statements. The selected historical statement of operations data, balance sheet data and other data as of, and for the three months ended, March 31, 2004 and March 31, 2003 have been derived from, and should be read in conjunction with, our unaudited consolidated financial statements for the fiscal quarter ended March 31, 2004 included in this prospectus supplement and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

						Three months ended
	Year ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollar amounts in thousands, except per-share and per-room data)
Statement of Operations Data:
Guest pay	$169,850	$186,718	$206,001	$226,238	$243,732	$57,867	$62,323
Other	11,422	10,099	10,894	8,752	6,417	1,779	1,508

Total revenue	181,272	196,817	216,895	234,990	250,149	59,646	63,831
Direct costs (exclusive of other operating expenses)	78,490	82,450	92,090	100,782	111,947	26,596	28,249
Gross profit (exclusive of other operating expenses)	102,782	114,367	124,805	134,208	138,202	33,050	35,582
Operating expenses	103,460	112,073	115,685	128,233	131,702	33,015	33,511

Operating income (loss)	(678)	2,294	9,120	5,975	6,500	35	2,071
Investment gains (losses)	(9,584)	(13,593)	(2,790)	872	250	—	—
Litigation settlements(1)	—	—	—	(2,700)	—	—	—
Loss on early retirement of debt(2)	—	—	(2,091)	—	(7,061)	—	—
Interest expense	(27,210)	(27,809)	(30,306)	(33,037)	(34,239)	(8,389)	(8,223)
Other income (expense)	1,414	419	348	314	(43)	64	53

Loss before income taxes	(36,058)	(38,689)	(25,719)	(28,576)	(34,593)	(8,290)	(6,099)
Provision for income taxes	(370)	(325)	(689)	(550)	(459)	(129)	(117)

Net loss	$(36,428)	$(39,014)	$(26,408)	$(29,126)	$(35,052)	$(8,419)	$(6,216)

Net loss per common share (basic and diluted)	$(3.05)	$(3.21)	$(2.16)	$(2.35)	$(2.80)	$(0.68)	$(0.48)

Other Data:
Capital expenditures(3)	$51,226	$60,195	$78,386	$72,115	$52,868	$16,180	$13,201
Average cost per room—new installation(4)	$391	$423	$456	$438	$405	$420	$382
Operating income (loss)	$(678)	$2,294	$9,120	$5,975	$6,500	$35	$2,071
Depreciation and amortization	$60,778	$65,470	$66,008	$75,918	$78,459	$19,977	$19,668
Operating income before depreciation and amortization (5)	$60,100	$67,764	$75,128	$81,893	$84,959	$20,012	$21,739
Non-Financial Operating Data:
Guest pay interactive rooms served(6)	661,691	725,075	812,149	876,348	924,643	889,776	934,260
Rooms with digital services	—	—	115,378	265,097	385,426	297,592	415,415
Total rooms served(6)(7)	761,509	806,112	890,546	952,673	994,127	962,852	1,001,876

(footnotes on the following page)

Selected consolidated financial data

	As of December 31,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollar amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,644	$4,059	$1,528	$1,107	$2,772	$1,188	$5,971
Total assets	$305,275	$281,605	$291,485	$298,084	$283,268	$297,340	$280,896
Total debt	$282,990	$290,659	$325,831	$353,790	$368,248	$353,463	$360,609
Total stockholders’ equity (deficiency)	$(5,504)	$(36,426)	$(67,568)	$(101,304)	$(129,002)	$(108,641)	$(132,502)

(1)	During 2002, we entered into settlement agreements with Broadcast Music Inc. and the American Society of Composers, Authors and Publishers, which resolved claims for alleged nonpayment of royalties on copyrighted musical works performed in major motion pictures. See “Management’s discussion and analysis of financial condition and results of operations — Results of Operations — Years Ended December 31, 2002 and 2001 — Investment Losses — Litigation Settlements” on page S-41.

(2)	In June 2003, we retired our 10.25% notes. As a result of the early retirement, we incurred a $7.1 million loss on the write-off of related debt issuance costs and payment of call and tender premiums, and transaction expenses. In 2001, we recorded a $2.1 million loss on early retirement of our 1999 bank credit facility.

(3)	Represents cash used for property and equipment additions as reported in the Statement of Cash Flows.

(4)	During 2001, we transitioned from installing tape-based systems to installing digital systems.

(5)	Operating income before depreciation and amortization is calculated by adding depreciation and amortization to operating income. Operating income before depreciation and amortization is not intended to represent an alternative to operating income and is not representative of funds available for discretionary use due to our financing obligations. Management utilizes operating income before depreciation and amortization to provide a stable and consistent comparison of operating performance exclusive of historical costs of capital related to depreciation and amortization. We believe that depreciation and amortization are fixed or “sunk” costs, which do not provide a stable measure for variable or controllable operating performance.

(6)	End of period statistics. Guest pay interactive rooms are equipped with our interactive television system, which include both digital and tape-based systems.

(7)	Total rooms served includes guest pay interactive rooms, rooms served by international licensees, and properties receiving only basic and premium television services.

Management’s discussion and analysis of financial condition and results of operations

This discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus supplement and in conjunction with the section entitled “Risk factors” in each of this prospectus supplement and the accompanying prospectus.

OVERVIEW

We are one of the world’s largest providers of interactive television systems and broadband services to hotels, including resort and casino hotels, throughout the United States and Canada, as well as select international markets. We estimate that more than 260 million guests during 2003 had access to our interactive television services, which are designed to make their stay more enjoyable, productive and convenient, and to allow our customers to provide greater customer service and promote brand loyalty. As of March 31, 2004, we provided television services to approximately 5,800 hotel properties serving more than one million rooms.

Throughout 2003, we delivered solid financial results in the face of the Iraq war, public health outbreaks, and a slowly recovering economy, all of which affected the travel and lodging industry. We selectively reduced the number of new rooms installed, controlled discretionary spending, continued to reduce our capital investment per new digital room, actively managed our cash position, and remained debt-neutral during the second half of 2003, while at the same time we continued to grow our business. We expanded our digital room base by approximately 45%, or by 120,329 rooms, during 2003.

For the first quarter of 2004, we continued to execute on our operating plans by delivering increased revenue and generating greater margin and positive cash flow as compared to the first quarter of 2003. In addition, we reduced debt by $7.6 million from the end of 2003. During the first quarter of 2004, we expanded our digital room base by 29,989 rooms and, as of March 31, 2004, our digital system was installed in 415,415 rooms, or approximately 45% of our interactive room base. In addition, we reduced our cost of installation for both new and converted rooms.

Guest Pay Interactive Services. Our primary source of revenue is providing in-room, interactive television services to the lodging industry, for which the hotel guest pays on a per-view, hourly or daily basis. Our services include on-demand movies, video games, music and music videos, Internet on television (which does not require a laptop), and television on-demand programming.

Our total guest generated revenue depends on a number of factors, including:

-	The number of rooms equipped with our system. We can increase revenue over time by increasing the number of rooms served by our interactive systems. Our ability to expand our room base is dependent on a number of factors, including the attractiveness of our technology and service and support to hotels currently operating without an interactive television system, newly constructed hotel properties and hotels with expiring contracts currently served by our competitors.

-	The variety of services offered at the hotel. Rooms equipped with our digital system generate higher revenue than rooms equipped with our tape-based system, primarily because they offer a greater variety of services and content choices. We plan to continue to grow our average per room revenue by installing our digital system in all newly-contracted rooms and by converting selected tape-based rooms to our digital system in exchange for long-term contract extensions.

Management’s discussion and analysis of financial condition and results of operations

-	The popularity of content offered at the hotel. Our revenues vary to a certain degree with the number and popularity of major motion pictures available for viewing. Historically, a decrease in the availability of popular major motion pictures has from time-to-time adversely impacted revenue. Although not completely within our control, we seek to program and promote the most popularly available major motion pictures and other content to maximize revenue and gross profit.

-	The price of the services purchased by the hotel guest. Generally, we control the prices charged for our products and services and manage pricing in an effort to maximize revenue and overall gross profit. We establish pricing based on such factors as the demographics of the property served and the popularity of our content. Our technology enables us to measure the popularity of our content and make decisions to best position such content and optimize revenue from such content.

-	The occupancy rate at the property. Our revenue also varies depending on hotel occupancy rates, which are subject to a number of factors, including seasonality, general economic conditions and world events, such as terrorist threats or public health issues. We target higher occupancy properties in diverse demographic and geographic locations in an effort to mitigate occupancy-related risks.

The primary direct costs of providing guest pay interactive services are:

-	license fees paid to major motion picture studios, which are based on a percent of guest-generated revenue, for non-exclusive distribution rights for recently released major motion pictures;

-	commissions paid to our hotel customers, which are also based on a percent of guest-generated revenue;

-	fixed monthly programming charges paid primarily to DIRECTV for satellite-delivered basic and premium television programming;

-	Internet connectivity costs;

-	license fees, which are based on a percent of guest-generated revenue, for television on demand, music, music video and video games; and

-	one-time license fees paid for independent films, most of which are non-rated and intended for mature audiences.

Other services. We also generate revenue from the sale of content and services directly to our hotel customers, which are generally provided free to hotel guests. Included in these services are satellite-delivered basic and premium television programming for which the hotel pays us a fixed monthly charge per room. In addition, we also sell high-speed Internet maintenance and customer support services. While this is a highly competitive area, we believe we have important advantages as a result of our existing hotel customer relationships, nationwide field service network and 24-hour call center, providing service seven days a week.

Management’s discussion and analysis of financial condition and results of operations

KEY METRICS

Rooms served. One of the metrics we monitor is the growth, net of de-installations, of our guest pay interactive room base. De-installation activity has not had a material effect on our growth and has historically averaged approximately 2% of total installed rooms per year. We installed our systems in the following number of net new rooms during the periods indicated and had the following total rooms installed at the end of periods indicated:

				Three months ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

New guest pay interactive rooms(1)	87,074	64,199	48,295	13,428	9,617
Total guest pay interactive rooms(2)	812,149	876,348	924,643	889,776	934,260
Total rooms served(3)	890,546	952,673	994,127	962,852	1,001,876

(1)	100% of guest pay interactive rooms installed in 2002 and 2003 and in the first quarter ended March 31, 2004 received the digital system, while the majority of rooms installed in 2001 received the tape-based system. Amounts shown are net of de-installations.

(2)	Guest pay interactive rooms are equipped with our interactive television system, which include both digital and tape-based systems.

(3)	Total rooms served includes guest pay interactive rooms, rooms served by international licensees, and properties receiving only basic and premium television services.

Digital room growth. We continue to expand our digital base as we install the system in all newly contracted rooms as well as converting select tape-based rooms to the digital system in exchange for contract extensions. Rooms equipped with our digital system generally generate greater revenue since the range of services is greater than rooms equipped with our tape-based systems. We expect that our digital infrastructure will allow us to continue to cost effectively introduce innovative entertainment, information and guest service options as they become available. Total installations declined in 2003, as compared to 2002, and in the first quarter of 2004, compared to the first quarter of 2003, as a result of the management of our debt levels. Our goal is to have approximately 75% of our room base installed with a digital system by the end of 2006.

				Three months ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

Digital room installations during the period (1)	115,378	149,719	120,329	32,495	29,989
Total digital rooms installed at the end of the period	115,378	265,097	385,426	297,592	415,415
Digital rooms as a percent of total guest pay interactive rooms	14%	30%	42%	33%	45%

(1)	Digital rooms installations include both newly contracted rooms and rooms that have been converted from a tape-based system to a digital system in exchange for a long-term contract extension. Amounts shown are net of de-installations.

Management’s discussion and analysis of financial condition and results of operations

Cost of installation. In addition to the continued expansion of our digital base, we will continue to monitor capital expenditures per new or converted room. The following table sets forth our average installation and conversion cost per room during the periods indicated:

				Three months
	Year ended			ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

Average cost per room— new installation(1)	$456	$438	$405	$420	$382
Average cost per room— conversion(1)	$356	$373	$337	$343	$305

(1)	During 2001, we transitioned from installing tape-based systems to installing digital systems.

The average per room cost associated with a digital installation has continued to decline due to our ongoing reengineering, which simplifies the system while adding enhancements, lower component costs, and reduced cost of assembly and installation.

Revenue per room. As set forth below, in assessing average monthly revenue per room, we also compare rooms served by our digital system versus rooms served by our tape-based system.

	Year ended December 31,

	2002			2003

			Percent			Percent
	Digital	Tape	Difference	Digital	Tape	Difference

Average monthly revenue per room:
Movies	$21.94	$16.66	31.7%	$20.92	$15.71	33.2%
Other interactive services	6.55	4.06	61.3	6.76	4.09	65.3

Total per guest pay room	$28.49	$20.72	37.5%	$27.68	$19.80	39.8%

Generally, movie revenue declined for both digital and tape-based rooms served as a result of lower occupancy rates in 2003 versus 2002. Conversely, other interactive services revenue increased despite the lower occupancy rates as more variety of content was made available to the hotel guest in those rooms served by the digital system.

Operating expense per room. In addition to our goal to generate free cash flow, we intend to continue controlling operating expenses per room. The following table sets forth our decreased operating expenses per room as a percent of revenue during the periods indicated:

				Three months
	Year ended			ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

Guest pay operations	$3.12	$2.98	$2.93	$2.88	$2.93
SG&A	2.28	2.18	2.01	2.05	2.05

Total operating expense per room	$5.40	$5.16	$4.94	$4.93	$4.98

Guest pay operations as a percent of total revenue	13.2%	12.9%	13.0%	12.8%	12.7%
SG&A as a percent of total revenue	9.7%	9.4%	8.7%	9.1%	8.9%

Management’s discussion and analysis of financial condition and results of operations

SG&A expense as a percent of total revenue declined as we actively managed expense increases while at the same time, we worked to drive greater revenue, in part through the deployment of the digital system.

Free cash flow. One of our goals is to generate free cash flow. We seek to generate free cash flow to deleverage our balance sheet and rely more on internally generated funds to grow our business. In addition to increasing revenue and actively controlling operating expenses, we intend to manage our free cash flow generation by reducing the per-room installation cost of a digital room and by varying the number of rooms we install with the digital system in any given period.

Our progress toward the goal of generating free cash flow is set forth in the following table:

				Three months ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(dollar amounts in thousands)
Cash provided by operating activities	$46,477	$43,769	$48,563	$17,569	$18,280
Cash used for investing activities	(77,995)	(70,708)	(53,618)	(17,180)	(12,634)

Difference	$(31,518)	$(26,939)	$(5,055)	$389	$5,646

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have required substantial amounts of capital to fund operations, expand our business and service existing indebtedness. During 2003, our cash used in investing activities and debt service exceeded our cash flow from operations by $5.1 million. In 2002, cash flow from operations was sufficient to cover all debt service, capital expenditures classified as renewal, general corporate, or maintenance capital as well as a portion of growth capital. The funding for the balance of the growth capital expenditures, $26.9 million, was provided by our credit facility. In 2003, net cash provided by operating activities was $48.6 million as compared to $43.8 million in 2002. Capital expenditures related to property and equipment additions for 2003 were $52.9 million, as compared to $72.1 million for 2002.

For the first three months of 2004, cash flow from operations was sufficient to cover all long-term debt service as well as all capital investments, including growth capital. Capital expenditures for the first three months of 2004 were $13.2 million as compared to $16.2 million for the same period of 2003. The decline from 2003 was driven by reductions in our cost per digital room and the reduction in number of digital rooms installed. The cost per new digital installed room averaged $382 in the quarter, an approximate 9% reduction from the first quarter of 2003, while the cost of a digital upgrade decreased to $305 per room, an approximate 11% reduction from the first quarter of 2003. During the first quarter of 2004, we installed 29,989 digital rooms, versus 32,495 digital rooms in the first quarter of 2003, in each case net of de-installations. Net cash provided by operating activities was $18.3 million as compared to $17.6 million in the same period of 2003. This resulted in cash flow net of investing of $5.6 million utilized to reduce debt.

Net cash provided by operating activities has increased as we have increased revenues through new room additions, digital conversions, and new services while controlling costs and working capital needs. Cash used for investing activities decreased as the average cost per new installed room decreased over the past three years from $456 per room in 2001 to $382 in the first quarter of 2004, and average conversion cost per room decreased over the past three years from $356 per room in 2001 to $305 in the first quarter of 2004. In light of an uncertain economy early in 2003, and our decision to remain debt neutral in the second half of 2003, we selectively decreased the number of rooms converted or installed with the digital system during 2003. These factors have resulted in a declining need for cash provided from external sources.

Management’s discussion and analysis of financial condition and results of operations

Depending on the rate of growth of our business and other factors, we expect to incur capital expenditures of $57 to $59 million in 2004. Based on that range, we estimate we will install approximately 50,000 to 55,000 new rooms and convert approximately 65,000 to 75,000 existing rooms from tape-based to digital systems in exchange for long-term contract extensions.

We believe that our operating cash flow and availability under our credit facility will be sufficient for the foreseeable future to fund our future growth, financing obligations, and working capital needs. As of December 31, 2003, working capital was negative $6.1 million, compared to negative $5.2 million at December 31, 2002. As of March 31, 2004, working capital was negative $8.9 million, compared to negative $9.3 million at March 31, 2003. If adverse economic conditions persist for an extended period of time, resulting in lower than anticipated operating cash flows, we anticipate that we could cover any short fall through any combination of additional borrowings available under our current credit facility of $47.2 million as of March 31, 2004, a reduction in capital spending and/or a reduction in operating expenses. If we were to reduce our projected capital spending significantly, our growth rate would be lower than historical levels.

Our principal sources of liquidity are our operating cash flow and our credit facility. In order to continue to operate and expand our business, we must remain in compliance with covenants, terms and conditions imposed by our credit facility and senior notes. As of December 31, 2003 and March 31, 2004, we were in compliance with all covenants, terms and conditions related to our credit facility and senior notes. Given our current business plan for projected capital investment during 2004, we believe we will remain in compliance with all covenants, terms and conditions related to our credit facility and senior notes. We are not aware of any events that qualify under the material adverse effect clause of our current credit facility. The total amount of long-term debt outstanding, including that portion of debt classified as current, as of March 31, 2004 was $360.6 million versus $368.2 million as of December 31, 2003.

Our leverage and interest coverage ratios were as follows for the periods indicated:

				Twelve months
				ended
	Year ended December 31,			March 31,

	2001	2002	2003	2003	2004

Actual consolidated total leverage ratio(1)(4)	4.31	4.38	4.39	4.38	4.20
Maximum per covenant	4.75	4.50	5.00	4.50	4.75
Actual senior secured leverage ratio(2)(4)	2.00	2.30	1.86	2.30	1.73
Maximum per covenant	2.25	2.50	2.50	2.50	2.50
Actual consolidated interest coverage ratio(3)(4)	2.51	2.47	2.44	2.44	2.51
Minimum per covenant	2.25	2.25	2.25	2.25	2.25

(1)	Our maximum consolidated total leverage ratio is the ratio of our total indebtedness to our net income exclusive of interest, depreciation and amortization, taxes and other miscellaneous non-recurring and non-cash items, as defined by the covenant.

(2)	Our maximum senior secured leverage ratio is the ratio of our total indebtedness, less our total unsecured indebtedness, to our net income exclusive of interest, depreciation and amortization and other miscellaneous non-recurring and non-cash items, as defined by the covenant.

(3)	Our minimum consolidated interest coverage ratio is the ratio of our net income exclusive of interest, depreciation and amortization, taxes and other miscellaneous non-recurring and non-cash items to our cash interest expense, as defined by the covenant.

(4)	Maximum consolidated total leverage ratio, maximum senior secured leverage ratio, and minimum consolidated interest coverage ratios are not based on generally accepted accounting principles and are not presented as alternative measures of operating performance or liquidity. They are presented here to demonstrate compliance with lenders’ covenants, as noncompliance with such covenants could have a material adverse effect on us.

In June 2003, we amended our existing bank credit facility. The amendment, among other things, modified the covenants for maximum consolidated total leverage ratio and minimum consolidated interest

Management’s discussion and analysis of financial condition and results of operations coverage ratio. The allowable maximum consolidated total leverage ratio increased from 4.5 to 5.0 until the end of the fourth quarter of 2003 and the minimum consolidated interest coverage ratio increase from 2.25 to 2.50 was deferred from the third quarter of 2004 until the first quarter of 2005. Certain of our future debt covenant ratios are as follows:

	Q3 2004	Q1 2005	Q4 2005

Maximum consolidated total leverage ratio	4.50	4.25	4.00
Maximum senior secured leverage ratio	2.50	2.25	2.25
Minimum consolidated interest coverage ratio	2.25	2.50	2.50

In January 2004, we amended the existing LIBOR margin under our existing credit facility to be LIBOR plus a margin of 3.50%. In April 2004, we amended our existing credit facility again to establish, for term loans that are LIBOR loans, the LIBOR pricing at LIBOR plus an applicable LIBOR margin of 2.75% and, as long as our senior secured debt credit ratings are no less than BB- from Standard and Poor’s and Ba3 from Moody’s, the applicable LIBOR is 2.50%. As a result of these amendments, we estimate our annualized savings will be approximately $1.8 million per year. Upon refinancing of our 10.25% notes, we also extended the maturity dates of the term loan and the revolver loan under our credit facility from June 2006 to August 2008 and August 2007, respectively.

On June 18, 2003, we issued $200 million principal amount of unsecured 9.50% senior subordinated notes, due June 15, 2013. The proceeds of the 9.50% notes, which were issued at par, after underwriter fees and offering expenses, were approximately $192.5 million. Approximately $154.8 million of such proceeds were used to redeem the outstanding principal amount of the 10.25% senior notes, pay accrued interest, pay call premiums, and pay related fees. Approximately $35 million of the proceeds were used to pay all then outstanding amounts under our revolving credit facility. The remaining proceeds of approximately $2.7 million were for use in funding general corporate purposes.

The 9.50% notes are unsecured, are subordinated in right of payment to all of our existing and future senior debt and rank pari passu in right of payment with any of our future senior subordinated indebtedness. The 9.50% notes require semi-annual interest payments and contain covenants which restrict our ability to incur additional indebtedness, create liens, pay dividends or make certain distributions in respect of our common stock, redeem capital stock, issue or sell stock of subsidiaries in certain circumstances, effect certain business combinations and effect certain transactions with affiliates or stockholders. As of March 31, 2004, we were in compliance with all covenants, terms, and conditions of the 9.50% notes.

The 9.50% notes are redeemable at our option, in whole or in part, on or after June 15, 2008, initially at 104.75% of their principal amount (plus accrued and unpaid interest) and declining ratably to 100% of their principal amount (plus accrued and unpaid interest) on or after June 15, 2011. At any time prior to June 15, 2006, we may redeem up to 35% of the aggregate principal amount at 109.50% of the principal amount (plus accrued and unpaid interest) with the cash proceeds of certain equity offerings, such as the offering contemplated by this prospectus supplement.

In December 1996, we issued $150 million of unsecured 10.25% senior notes, due December 15, 2006. On June 20, 2003, we redeemed approximately 79% of the 10.25% senior notes at 102.688% of their principal amount, and we redeemed the balance of the outstanding 10.25% notes on July 1, 2003, at 102.563% of their principal amount, as part of our refinancing in which the 9.50% notes were issued.

Management’s discussion and analysis of financial condition and results of operations

Obligations and Commitments as of March 31, 2004 are as follows:

		Payments due by period

		Less than			Over
	Total	1 year	1-3 years	4-5 years	5 years

		(dollar amounts in thousands)
Contractual obligations:
Long-term debt(s)(1)	$360,609	$8,591	$10,220	$141,798	$200,000
Interest on fixed rate debt	181,880	20,035	38,345	38,000	85,500
Other long-term obligations(2)	8,237	2,100	3,306	2,793	38
Purchase obligations	5,672	5,672	—	—	—

Total contractual obligations	$556,398	$36,398	$51,871	$182,591	$285,538

		Amount of commitment expiration per period

		Less than			Over
	Total	1 year	1-3 years	4-5 years	5 years

Other commercial commitments:

Standby letters of credit	$1,500	$1,500	$—	$—	$—

(1)	Long-term debt also includes $2,421,000 of capital lease obligations. Payments due in less than one year aggregate $1,091,000; payments due in one to three years aggregate $1,280,000; payments due in four to five years aggregate approximately $50,000; and no payments are due in over five years.

(2)	Other long-term obligations include future minimum operating lease payments and payments to Hilton Hotels Corp. for the acquired rights to provide Internet on television access and television on-demand programming services to participating hotels and the right to independently pursue and further develop interactive television content.

We do not utilize special purpose entities or off-balance sheet financial arrangements.

SEASONALITY

Our quarterly operating results are subject to fluctuation depending upon hotel occupancy rates and other factors. Our hotel customers typically experience higher occupancy rates during the second and third quarters due to seasonal travel patterns and, accordingly, we historically have greater revenue in those quarters. However, quarterly revenue can be affected by the availability of popular content during those quarters, among other things. We have no control over when movies are released or how popular they will be.

RESULTS OF OPERATIONS

Three months ended March 31, 2003 and 2004

Revenue Analysis
Our total revenue for the first quarter of 2004 increased 7.0%, or $4.2 million, in comparison to the first quarter of 2003. The following table sets forth the components of revenue for the quarters ended March 31:

	Three months ended March 31,

	2003		2004

		Percent of		Percent of
		total		total
	Amount	revenue	Amount	revenue

	(dollars amounts in thousands)
Revenue:
Guest pay	$57,867	97.0%	$62,323	97.6%
Other	1,779	3.0	1,508	2.4

Total	$59,646	100.0%	$63,831	100.0%

Management’s discussion and analysis of financial condition and results of operations

Guest pay interactive revenue increased 7.7%, or $4.5 million, in the first quarter of 2004 in comparison to the same quarter of 2003. This increase was attributable to a 5.2% increase in the number of installed guest pay interactive rooms, continued deployment of digital systems (117,823 additional digital rooms installed since the first quarter of 2003) and price increases to selective guest pay services. On a per room basis, revenue increased 2.4% to $22.41 per month in the first quarter of 2004 from $21.89 per month in the first quarter of 2003. The following table sets forth information in regard to average monthly revenue per guest pay room for the quarters ended March 31:

	Three months ended
	March 31,

	2003	2004

Average monthly revenue per room:
Movie revenue	$17.12	$17.04
Other interactive service revenue	4.77	5.37

Total per guest pay room	$21.89	$22.41

Average movie revenue per room decreased slightly from $17.12 to $17.04, due primarily to less popular movie content available as compared to the first quarter of 2003. During the first quarter of 2004, we exhibited one title with more than $150 million of box office revenue versus five titles having more than $150 million of box office revenue during the same period in 2003.

Other interactive service revenue increased 12.6%, driven by expanding revenue from television Internet, television on demand, digital music, cable television programming services, and other interactive television services available with the digital system.

Other revenue is earned from free-to-guest services provided to hotels not receiving guest pay services and sales of system equipment and service parts and labor. Other revenue decreased $271,000, or 15.2%, resulting from decreased equipment sales to international licensees.

Expense Analysis

Gross Profit (exclusive of other operating expenses discussed separately below). Gross profit totaled $35.6 million for the first quarter ended March 31, 2004, an increase of 7.7% over the first quarter of 2003.

	Three months ended
	March 31,

	2003	2004

	(dollar amounts in
	thousands)
Gross profit:
Guest pay	$32,123	$34,816
Other	927	766

	$33,050	$35,582

Gross profit margin:
Guest pay	55.5%	55.9%
Other	52.1%	50.8%
Total	55.4%	55.7%

Gross profit on guest pay interactive services increased 8.4%, or $2.7 million on a 7.7% increase in related revenue. Guest pay direct costs, all of which generally fluctuate directly with revenue, include primarily movie license fees, license fees for other interactive services, and the commission retained by the hotel. Guest pay direct costs that are fixed include Internet connectivity fees and one-time license fees, which are independent of changes to revenue or occupancy. As a percentage of revenue, the increase to guest pay gross profit margin from 55.5% to 55.9% was due to decreased programming costs, offset by

Management’s discussion and analysis of financial condition and results of operations

Internet connectivity costs and hotel commissions. The decrease in programming costs was driven by lower royalties as a percent of revenue for content related to movies and games. Hotel commissions increased as a result of our utilization of our “pay for performance” commission structure, whereby an increase in revenue per room could result in a higher commission paid to the hotel.

Gross profit on other services decreased $161,000, or 17.4%, in the first quarter of 2004 from the prior year quarter and the gross profit margin decreased from 52.1% to 50.8%. The decreased gross profit margin was attributable to decreased margin on free-to-guest services provided to hotels not receiving guest pay services, offset by decreased sales of equipment to international licensees which have lower margin.

As a percentage of revenue, our overall gross profit margin was 55.7% compared to 55.4% in the prior year quarter. In addition to the information provided above, the following table sets forth the primary change drivers of composite gross profit margin for the quarters ended March 31:

	Three months ended
	March 31,

	2003	2004	Change

Gross profit margin	55.4%	55.7%	0.3%
Change drivers:
Programming costs			0.9
Television Internet			(0.3)
Hotel commissions			(0.3)

			0.3%

Operating Expenses. The following table sets forth information in regard to our operating expenses for the quarters ended March 31:

	Three months ended March 31,

	2003		2004

		Percent of		Percent of
		total		total
	Amount	revenue	Amount	revenue

	(dollar amounts in thousands)
Operating expenses:
Guest pay operations	$7,623	12.8%	$8,138	12.7%
SG&A	5,415	9.1	5,705	8.9
Depreciation and amortization	19,977	33.5	19,668	30.8

Total operating expenses	$33,015	55.4%	$33,511	52.4%

Guest pay operations expenses consist of costs directly related to the operation and maintenance of our systems at hotel sites. Guest pay operations expenses increased by $515,000, or 6.8%, in 2004 from the prior year quarter. The increase was primarily due to the 5.2% increase in average rooms served by us. As a percentage of revenue, guest pay operations expenses decreased to 12.7% in the first quarter of 2004 compared to 12.8% in the year earlier period. Per average installed room, guest pay operations expenses increased to $2.93 per month in the first quarter of 2004 from $2.88 per month in the prior year quarter, a 1.7% increase.

SG&A expenses were $5.7 million, an increase of $290,000 compared to $5.4 million in the first quarter of 2003. The increase was primarily attributable to increases in professional fees and payroll-related expenses. As a percentage of revenue, SG&A expenses decreased to 8.9% in the current quarter compared to 9.1% for first quarter 2003. Per average guest pay room, SG&A expenses remained flat at $2.05 in the first quarter of 2003 and 2004.

Management’s discussion and analysis of financial condition and results of operations

Depreciation and amortization expenses decreased to $19.7 million in the current year quarter versus $20.0 million in the first quarter of 2003. The decrease was primarily due to assets becoming fully depreciated. As a percentage of revenue, depreciation and amortization decreased to 30.8% in the first quarter of 2004 versus 33.5% in the first quarter of 2003.

Operating Income. As a result of the factors described above, we generated operating income of $2.1 million in the first quarter of 2004 compared to $35,000 in the first quarter of 2003.

Interest Expense. Interest expense decreased $166,000, or 2.0%, to $8.2 million during the first quarter of 2004. The average principal amount of long-term debt outstanding during the quarter ended March 31, 2004 was approximately $367 million (at an average interest rate of 9.0%) as compared to an average principal amount outstanding of approximately $354 million (at an average interest rate of 9.5%) during the comparable period of 2003.

Taxes. For the first quarter of 2004, we incurred franchise taxes of $117,000 versus $129,000 during the first quarter of 2003.

Net Loss. For the reasons previously described, our net loss decreased to $6.2 million in the first quarter of 2004 from a net loss of $8.4 million in the prior year quarter.

Years ended December 31, 2003 and 2002

Revenue analysis Total revenue for 2003 was $250.1 million, an increase of $15.2 million, or 6.5%, compared to 2002. The increase resulted primarily from a 6.5% increase in average guest pay interactive rooms in operation, driven by the addition of 120,329 rooms served by our interactive digital system, which represents a 45.4% increase over 2002. The following table sets forth the components of our revenue for the years ended December 31:

	Year ended December 31,

	2002		2003

		Percent of		Percent of
		total		total
	Amount	revenue	Amount	revenue

	(dollars amounts in thousands)
Revenue:
Guest pay	$226,238	96.3%	$243,732	97.4%
Other	8,752	3.7	6,417	2.6

Total	$234,990	100%	$250,149	100%

Guest Pay Interactive Services. Guest pay interactive service revenue increased 7.7%, or $17.5 million, in 2003 as compared to 2002. The increase was primarily due to the additional 48,295 guest pay rooms installed in 2003, and the growth of guest pay rooms installed with the interactive digital system. Rooms equipped with interactive digital systems generated 39.8% greater revenue than a tape-based system during 2003, comparing average guest pay revenue per digital room to average guest pay revenue per tape based rooms. The following table sets forth information with respect to revenue per guest pay room for the years ended December 31:

	Year ended
	December 31,

	2002	2003

Average monthly revenue per room:
Movie revenue	$17.77	$17.55
Other interactive service revenue	4.57	5.04

Total per guest pay room	$22.34	$22.59

Management’s discussion and analysis of financial condition and results of operations

Average movie revenue per room decreased 1.2% from 2002 due primarily to a 70 basis point decline in occupancy rates of the properties we serve. This factor was partially offset by higher prices charged for movies.

Average other interactive service revenue per room increased 10.3% from the prior year. This increase was a result of the continued expansion of revenue from television Internet, television on-demand programming, digital music, cable television programming, and other interactive television services available through the new digital system.

The following table compares revenue per guest pay room for rooms served by our interactive digital system versus rooms served by the traditional tape-based system for the years ended December 31:

	Year ended December 31,

	2002			2003

			Percent			Percent
	Digital	Tape	Difference	Digital	Tape	Difference

Average monthly revenue per room:
Movie revenue	$21.94	$16.66	31.7%	$20.92	$15.71	33.2%
Other interactive service revenue	6.55	4.06	61.3	6.76	4.09	65.3

Total per guest pay room	$28.49	$20.72	37.5%	$27.68	$19.80	39.8%

Other Revenue. Revenue from other sources is comprised of free-to-guest services provided to hotels not receiving guest pay services and sales of system equipment and service parts and labor. The $2.3 million decrease in other revenue primarily resulted from decreased equipment sales to international licensees due to the civil and economic uncertainties in certain of the international markets we serve.

Expense Analysis

Direct Costs and Gross Profit (exclusive of other operating expenses discussed separately below). The following table sets forth information regarding our direct costs and gross profit margin for the years ended December 31:

	Year ended December 31,

	2002	2003

	(dollar amounts in
	thousands)
Direct costs:
Guest pay	$96,043	$108,916
Other	4,739	3,031

	$100,782	$111,947

Gross profit margin:
Guest pay	57.5%	55.3%
Other	45.9%	52.8%

Total	57.1%	55.2%

Guest pay interactive direct costs increased 13.4% to $108.9 million in 2003 from $96 million in the prior year. Guest pay direct costs (movie license fees, license fees for music, music videos, video games, and television on-demand programming and the commission retained by the hotel) are primarily based on related revenue, and such costs generally vary directly with revenue. Conversely, Internet connectivity fees are fixed costs independent of changes to revenue or occupancy. The addition of Internet connectivity costs to our direct cost structure began in August 2002 with the launch of our television Internet product. As a percentage of revenue, the decrease to guest pay gross profit margin from 57.5% to 55.3% was due to increased Internet connectivity costs, hotel commissions, and programming costs. As previously noted, the addition of Internet connectivity, a fixed cost associated with the launch of our television Internet

Management’s discussion and analysis of financial condition and results of operations product in August 2002, was the primary contributor to the change in gross margin during 2003. Hotel commissions increased as a result of our utilization of our “pay for performance” commission structure whereby an increase in revenue per room could result in a higher commission paid to the hotel. The increase in programming costs was driven by a shift in the type of programming purchased by hotel guests.

Other direct costs associated with other revenue decreased $1.7 million, or 36.0%, in 2003 from the prior year and the gross profit margin increased from 45.9% in 2002 to 52.8% in 2003. The resulting increased gross profit margin was attributable to the reduction of lower margin sales of equipment to international licensees.

Our total gross profit increased 3.0% in 2003 to $138.2 million on a 6.5% increase in revenue as compared to 2002. As a percentage of revenue, our overall gross profit margin decreased from 57.1% to 55.2%. In addition to the information provided above, the following table sets forth the primary change drivers of composite gross margin for the year ended December 31:

	2002	2003	Change

Gross profit margin	57.1%	55.2%	(1.9)%
Change drivers:
Television Internet			(1.1)
Hotel commissions			(0.5)
Programming costs			(0.3)

			(1.9)%

Operating Expenses. The following table sets forth information in regard to our operating expenses for the years ended December 31:

	Year ended December 31,

	2002		2003

		Percent of		Percent of
		total		total
	Amount	revenue	Amount	revenue

	(dollar amounts in thousands)
Operating expenses:
Guest pay operations	$30,207	12.9%	$31,597	12.6%
SG&A	22,108	9.4	21,646	8.7
Depreciation and amortization	75,918	32.3	78,459	31.4

Total operating expenses	$128,233	54.6%	$131,702	52.7%

Guest pay operations expenses consist of costs directly related to the operation and maintenance of systems at hotel sites. Guest pay operations expenses increased by $1.4 million, or 4.6%, in 2003 from the prior year. This increase was primarily attributable to the 6.5% increase in average installed guest pay interactive rooms in operation during 2003 as compared to 2002. Offsetting the increase in rooms were continued operating improvements and efficiencies including reduced tape duplication and related freight costs as a result of our expanding digital room base. Per average installed room, guest pay operations expenses decreased by 1.7% to $2.93 per month in 2003 as compared to $2.98 per month in 2002.

SG&A expenses decreased 2.1% to $21.6 million in 2003 from $22.1 million in 2002. The decrease was primarily due to reductions in litigation fees and expenses, offset by increases in payroll-related expenses. As a percentage of revenue, SG&A expenses were 8.7% in 2003 and 9.4% in 2002. Per average installed room, SG&A expenses decreased to $2.01 per month in 2003 compared to $2.18 per month in 2002.

Depreciation and amortization expenses increased 3.3% to $78.5 million in 2003 from $75.9 million in the prior year. The increase was partially due to the additional 48,295 guest pay interactive rooms in

Management’s discussion and analysis of financial condition and results of operations operation. In 2003, we also incurred additional amortization expense of $1.6 million for software development and other intangibles, offset by the changes in fully depreciated assets remaining in service. As a percentage of revenue, depreciation and amortization expenses decreased to 31.4% in 2003 from 32.3% in 2002.

Operating Income. As a result of increased guest pay interactive revenue and decreased operating expenses as a percent of revenue driven by greater operating efficiencies, we generated operating income of $6.5 million in 2003 as compared to operating income of $6.0 million in 2002.

Investment Gains (Losses)

InnMedia LLC. InnMedia was a joint venture formed by Hilton and us during the fourth quarter of 2000. We had a 47.5% equity interest in InnMedia and recorded losses under the equity method of accounting for an investment of $2.6 million during 2001 and $3.0 million during 2000. On April 12, 2002, we terminated a Distribution and Carriage Agreement, dated October 9, 2000, and a Services Agreement, dated October 9, 2000, which we had entered into with InnMedia. The terminations followed the institution of legal proceedings by InnMedia against us. The agreements were terminated due to, among other things, InnMedia’s effective repudiation of the agreements and InnMedia’s failure to perform. As a result of the dispute with InnMedia, we charged off $471,000 in uncollectable receivables and continued to incur costs associated with the provisioning of InnMedia’s services, totaling $914,000, through the end of July 2002. Prior to the terminations, we had charged InnMedia for system access fees of $633,000, connectivity costs of $793,000, and support and administrative expenses of $355,000 related to the first quarter of 2002.

Effective July 31, 2002, we and Hilton mutually agreed to dissolve InnMedia. We, Hilton and InnMedia mutually released claims against one another, and the lawsuit filed by InnMedia against us was dismissed with prejudice on August 7, 2002. During the third quarter of 2002, we contributed $252,000 for our share of pre-dissolution operating costs. For the year ended December 31, 2002, we recorded an equity loss of $419,000. In 2003, InnMedia was fully dissolved with no additional funding required to cover dissolution expenses.

ResNet Merger/ GICC Investment. In November 1998, the operations of our then majority-owned subsidiary, ResNet Communications, LLC, or ResNet, were merged with two non-affiliated entities to form Global Interactive Communications Corporation, or GICC. GICC’s business consisted of providing cable television programming and telecommunications services to the multi-family dwelling unit market. We contributed net assets totaling $31.3 million in exchange for a 30% equity interest in GICC and notes receivable totaling $10.8 million. We accounted for our investment in GICC using the equity method of accounting and recorded a loss of $183,000 for the year ended 2001. In the second quarter of 2001, we transferred our equity interest back to GICC and had no further financing obligation to GICC. GICC filed for bankruptcy protection in the third quarter of 2001. In 2002, we recovered the full amount of our receivable, which was $316,000 as of December 31, 2001, and recorded an investment gain of $1.3 million from the $1.7 million in proceeds derived from the sale of GICC’s assets. We received the final proceeds in 2003 and recorded an investment gain of $250,000.

Gamet Technology Litigation. On July 2, 2003, we commenced an action against Gamet Technology, Inc. and Steven and Margaret Urie seeking to recover the principal amount of $1,000,000, plus accrued interest and attorneys’ fees, on a promissory note Gamet issued to us. The note was guaranteed by the Uries. On August 12, 2003, the defendants submitted an answer denying liability on the note. Gamet also asserted a counterclaim against us, alleging that our failure to procure private financing for PointOne Technologies, L.L.C., a joint venture between us and Gamet, caused Gamet to suffer $1,860,000 in damages. On December 29, 2003, the Uries and Gamet filed for protection under federal bankruptcy laws. As a result of the bankruptcy, our claims against the Uries and Gamet are stayed. Based on the terms of the promissory note and the security granted to us in connection therewith, our current expectation is that we will collect the outstanding principal balance of the promissory note.

Management’s discussion and analysis of financial condition and results of operations

Litigation Settlements. During 2002, we entered into settlement agreements with Broadcast Music Inc., or BMI, and the American Society of Composers, Authors and Publishers, or ASCAP, which resolved claims for alleged nonpayment of royalties on copyrighted musical works performed in major motion pictures. BMI and ASCAP had asserted that the music, primarily background music, used within major motion pictures required licensing. BMI and ASCAP sought damages for public performances of such music from their respective catalogues. As a result of the settlements, we recorded a provision for the litigation settlements of $2.7 million that is related to pre-2002 reporting periods. This nonrecurring charge was reported as a litigation expense in the 2002 statement of operations. We also paid approximately $2.4 million of the settlement amount as of December 31, 2003, with the balance paid in the first half of 2004.

Loss on Early Retirement of Debt. As a result of the early retirement of the 10.25% senior notes in 2003, we incurred a $7.1 million loss on the write-off of related debt issuance costs and payment of call and tender premiums, and transaction expenses.

Interest Expense. Interest expense was $34.2 million in 2003 compared to $33.0 million in 2002 due to increases in long-term debt incurred in the first half of 2003 to fund the continuing expansion of our business and refinancing costs. The average principal amount of long-term debt outstanding during 2003 was approximately $361 million (at a weighted average interest rate of approximately 9.5%) as compared to an average principal amount outstanding of approximately $339 million (at a weighted average interest rate of approximately 9.8%) during 2002.

Taxes. During 2003, we incurred franchise taxes of $459,000 versus $550,000 during 2002.

Net Loss. As a result of factors previously described, we incurred a net loss of $35.1 million as compared to a net loss of $29.1 million in 2002.

Years ended December 31, 2002 and 2001

Revenue Analysis Total revenue for 2002 was $235.0 million, an increase of $18.1 million, or 8.3%, compared to 2001. The increase resulted from a 10.2% increase in average guest pay interactive rooms in operation, driven by the addition of 149,719 rooms served by our next-generation interactive digital system, which represents a 129.8% increase over 2001.

Guest Pay Interactive Services. Guest pay interactive service revenue increased 9.8%, or $20.2 million, in 2002 as compared to 2001. The increase was primarily due to the additional 64,199 guest pay rooms installed in 2002 and the growth of guest pay rooms installed with the interactive digital system. The following table sets forth the components of our revenue for the years ended December 31:

	Year ended December 31,

	2001		2002

		Percent of		Percent of
		total		total
	Amount	revenue	Amount	revenue

	(dollar amounts in thousands)
Revenue:
Guest pay	$206,001	95.0%	$226,238	96.3%
Other	10,894	5.0	8,752	3.7

Total	$216,895	100.0%	$234,990	100.0%

Average movie revenue per room decreased 1.0% from 2001 to 2002 due primarily to a 110 basis point decline in occupancy rates of the properties we served. This factor was partially offset by higher prices

Management’s discussion and analysis of financial condition and results of operations charged for movies. The following table sets forth information with respect to revenue per guest pay room for the years ended December 31:

	Year ended
	December 31,

	2001	2002

Average monthly revenue per room:
Movie revenue	$17.93	$17.77
Other interactive service revenue	4.48	4.57

Total per guest pay room	$22.41	$22.34

Average other interactive service revenue per room increased 2.0% from the prior year. This increase was primarily due to the increase in the number of rooms served by the interactive digital system, which provides a broader range of products available to the hotel guests.

Other Revenue. Revenue from other sources is comprised of free-to-guest services provided to hotels not receiving guest pay services and sales of system equipment and service parts and labor. The $2.1 million decrease in other revenue was primarily driven by decreased equipment sales to international licensees due to the civil and economic uncertainties in the international markets in which we serve.

Expense Analysis

Direct Costs and Gross Profit (exclusive of other operating expenses discussed below). The following table sets forth information regarding our direct costs and gross profit margin for the years ended December 31:

	Year ended
	December 31,

	2001	2002

	(dollar amounts
	in thousands)
Direct costs:
Guest pay	$85,288	$96,043
Other	6,802	4,739

	$92,090	$100,782

Gross profit margin:
Guest pay	58.6%	57.5%
Other	37.6%	45.9%

Total	57.5%	57.1%

Guest pay interactive direct costs increased 12.6% to $96.0 million in 2002 from $85.3 million in the prior year. Guest pay direct costs (movie license fees, license fees for music, music videos, video games, television on-demand programming and the commission retained by the hotel) are primarily based on related revenue, and such costs generally vary directly with revenue. The decrease of gross profit margin from 58.6% to 57.5% was primarily attributable to the costs that we absorbed upon termination of InnMedia and increases in hotel commissions, offset by reductions in video game royalties. InnMedia costs included Internet connectivity, hotel commissions, royalties, and technical support fees and other direct expenses.

Other direct costs associated with other revenue decreased $2.1 million, or 30.3%, in 2002 from the prior year and the gross profit margin increased from 37.6% in 2001 to 45.9% in 2002. The resulting increased gross profit margin was attributable to the reduction of lower margin sales of equipment to international licensees.

Management’s discussion and analysis of financial condition and results of operations

Our overall gross profit increased 7.5% in 2002 to $134.2 million on an 8.3% increase in revenue as compared to 2001. As a percentage of revenue, the overall gross profit margin was 57.1% in 2002 compared to 57.5% in the prior year. The change was primarily due to the costs that we absorbed upon termination of InnMedia and increases in hotel commissions, offset by reductions in video game license fees and a nominal shift in sales from higher margin guest pay interactive services, such as movies, to lower margin free-to-guest and Internet services.

Operating Expenses. The following table sets forth information in regard to our operating expenses (in thousands) for the years ended December 31:

	Year ended December 31,

	2001		2002

		Percent of		Percent of
		total		total
	Amount	revenue	Amount	revenue

	(dollar amounts in thousands)
Operating expenses:
Guest pay operations	$28,698	13.2%	$30,207	12.9%
SG&A	20,979	9.7	22,108	9.4
Depreciation and amortization	66,008	30.4	75,918	32.3

Total operating expenses	$115,685	53.3%	$128,233	54.6%

Guest pay operations expenses consist of costs directly related to the operation of systems at hotel sites. Guest pay operations expenses increased by $1.5 million, or 5.3%, in 2002 from the prior year. This increase is primarily attributable to the 10.2% increase in average installed guest pay interactive rooms in operation during 2002 as compared to 2001. Offsetting the increased operating costs were greater operating efficiencies resulting from reduced truck rolls related to tape changes and related freight costs and improved economies of scale. Per average installed room, guest pay operations expenses decreased by 4.5% to $2.98 per month in 2002 as compared to $3.12 per month in 2001.

SG&A expenses increased 5.4% to $22.1 million in 2002 from $21.0 million in 2001. The increase was substantially attributable to an InnMedia bad debt charge of $471,000 taken in the second quarter and approximately $640,000 of professional fees connected with the InnMedia-related litigation that was dismissed with prejudice pursuant to an agreement reached in August 2002. As a percentage of revenue, SG&A expenses were 9.4% in 2002 and 9.7% in 2001.

Depreciation and amortization expenses increased 15.0% to $75.9 million in 2002 from $66.0 million in the prior year. The increase was primarily due to the additional 64,199 guest pay interactive rooms in operation. During the fourth quarter, we also expensed approximately $1.4 million of unamortized costs related to browser software that we replaced with new browser software that provides greater functionality. Additionally, we also incurred depreciation expense of $860,000 for other capitalized costs including new service vans, equipment and computers, and additional amortization expense of $1.3 million for software development and other intangibles, offset by the changes in fully depreciated assets remaining in service. As a percentage of revenue, depreciation and amortization expenses increased to 32.3% in 2002 from 30.4% in 2001.

Operating Income. As a result of increased guest pay interactive revenue and decreased operating expenses as a percent of revenue driven by greater operating efficiencies, we generated operating income of $6.0 million in 2002 as compared to operating income of $9.1 million in 2001. As noted above, the change in operating income was primarily driven by hotel commissions, costs that we absorbed upon termination of InnMedia, bad debt and professional fees connected with the InnMedia-related litigation, depreciation and amortization, and service costs related to the 10.2% increase in average installed guest pay interactive rooms in operation.

Management’s discussion and analysis of financial condition and results of operations

Investment Losses

InnMedia LLC. As noted, we had a 47.5% equity interest in InnMedia and recorded losses under the equity method of accounting for an investment of $2.6 million during 2001 and $3.0 million during 2000.

In addition, we terminated certain agreements with InnMedia. As a result of the dispute with InnMedia, we charged off $471,000 in uncollectable receivables and continued to incur the costs associated with the provisioning of InnMedia’s services, totaling $914,000 through the end of July 2002. Prior to the terminations, we had charged InnMedia for system access fees of $633,000, connectivity costs of $793,000, and support and administrative expenses of $355,000 related to the first quarter of 2002.

Effective July 31, 2002, we agreed with InnMedia’s co-owner, Hilton, to dissolve InnMedia. We, Hilton and InnMedia mutually released all claims against each other, and the lawsuit filed by InnMedia against us was dismissed with prejudice on August 7, 2002. During the third quarter of 2002, we contributed $252,000 for our share of pre-dissolution operating costs. For the year ended December 31, 2002, we recorded an equity loss of $419,000.

ResNet Merger/ GICC Investment. We accounted for our investment in GICC using the equity method of accounting and recorded losses of $183,000 and $4.2 million for the years ended 2001 and 2000, respectively. In the second quarter of 2001, we transferred our equity interest back to GICC and had no further financing obligation to GICC. GICC filed for bankruptcy protection in the third quarter of 2001. In 2002, we recovered the full amount of our receivable, which was $316,000 as of December 31, 2001, and recorded an investment gain of $1.3 million from the $1.7 million in proceeds derived from the sale of GICC’s assets.

Loss On Early Retirement of Debt. In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Under SFAS No. 145, gains and losses on extinguishments of debt will no longer be classified as extraordinary items as previously required under SFAS No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. Effective January 1, 2002, we adopted the provisions of SFAS No. 145. In connection with the adoption, we reclassified the $2.1 million loss on early retirement of our 1999 bank credit facility, which was recorded in the third quarter of 2001 as an extraordinary item, to other expense within our consolidated statement of operations.

Litigation Settlements. As a result of the settlements with BMI and ASCAP, we recorded a provision for the litigation settlements of $2.7 million that is related to pre-2002 reporting periods. This nonrecurring charge has been reported as a litigation expense in the accompanying statements of operations. In addition, we recorded approximately $420,000 as 2002 operating expense to accurately reflect music royalty costs directly related to current year operating activities.

Interest Expense. Interest expense was $33.0 million in 2002 compared to $30.3 million in 2001 due to increases in long-term debt to fund our continuing expansion of our business. The average principal amount of long-term debt outstanding during 2002 was approximately $339 million (at a weighted average interest rate of approximately 9.8%) as compared to an average principal amount outstanding of approximately $307 million (at a weighted average interest rate of approximately 9.9%) during 2001.

Net Loss. As a result of factors previously described, we incurred a net loss of $29.1 million as compared to a net loss of $26.4 million in 2001.

CRITICAL ACCOUNTING POLICIES

Management’s discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. Our primary cost drivers are fact-based with predetermined rates, such as hotel commissions, license fees paid for major motion pictures or one-time fixed fees for independent

Management’s discussion and analysis of financial condition and results of operations films. However, the preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believes to be reasonable based upon the available information. The following critical policies relate to the more significant judgments and estimates used in the preparation of the financial statements:

Revenue Recognition. We recognize revenue from the sale of interactive television services in the period the related services are sold to the hotel or guest. No future performance obligations exist on a service that has been provided. The prices related to our products or services are fixed prior to delivery of the products or services. Revenue from the sale of system equipment and service parts and labor is recognized when the equipment is delivered or the service has been provided. We also have advance billings for certain free-to-guest programming services where the revenue is deferred and recognized in the periods that services are provided.

Allowance for doubtful accounts. We determine an estimate of the allowance for doubtful accounts considering several factors, including:

-	historical experience;

-	aging of the accounts receivable; and

-	our contract terms with the hotel.

In accordance with our hotel contracts, monies collected by the hotel for interactive television services are held in trust on our behalf. Collectability is reasonably assured as supported by our nominal write-off history. For periods ended December 31, 2003, 2002, and 2001, charges to the allowance for doubtful account for related interactive television services were $313,000, $283,000, and $148,000. If the financial condition of a hotel chain or group of hotels were to deteriorate and reduce the ability to remit funds due us, we may be required to increase our allowance by recording additional bad debt expense.

Allowance for excess or obsolete system components. We regularly evaluate component levels to ascertain build requirements based on our backlog and service requirements and based on our current installed base. When a certain system component becomes obsolete due to technological changes and it is determined that the component cannot be utilized within our current installed base, we record a provision for excess and obsolete component inventory based on estimated forecasts of product demand and service requirements. We make every effort to ensure the accuracy of our forecast of service requirements and future production, however any significant unanticipated changes in demand or technological advances could have an impact on the value of system components and reported operating results.

Property and equipment. Our property and equipment is stated at cost, net of accumulated depreciation and amortization. Installed guest pay and free-to-guest systems consist of equipment, related costs of installation, including certain payroll costs, sales commissions and customer acquisition costs. Maintenance costs, which do not significantly extend the useful lives of the respective assets, and repair costs, are charged to guest pay operations as incurred. We begin depreciating guest pay and free-to-guest systems when such systems are installed and activated. Depreciation of other equipment begins when such

Management’s discussion and analysis of financial condition and results of operations equipment is placed in service. We attribute no salvage value to equipment, and depreciation and amortization are computed using the straight-line method over the following useful lives:

Years

Buildings	30
Guest pay systems:
Installed system costs	2-7
Customer acquisition costs	5-7
System components	5-7
Software costs	3-5
Other equipment	3-10

RECENT ACCOUNTING DEVELOPMENTS

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and issued a revised interpretation in December 2003 (FIN 46R). FIN 46R requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46R must be applied for periods ending after March 15, 2004, and was effective immediately for all variable interest entities created after January 31, 2003.

We do not have ownership in any variable interest entities and the adoption of FIN 46R had no impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including potential losses resulting from adverse changes in interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest. As of March 31, 2004, we had debt totaling $360 million. We have interest rate swap arrangements covering debt with a notional amount of $100 million to effectively change the underlying debt from a variable interest rate to a fixed interest rate for the term of the swap agreements. After giving effect to the interest rate swap arrangements, we had fixed rate debt of $314 million and variable rate debt of $46 million as of March 31, 2004. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. Assuming other variables remain constant (such as debt levels), a one percentage point increase in interest rates would decrease the unrealized fair market value of the fixed rate debt by an estimated $30 million. The impact on earnings and cash flow for the next year resulting from a one percentage point increase in interest rates would be approximately negative $463,000 assuming other variables remain constant.

Foreign Currency Transactions. A portion of our revenues are derived from the sale of guest pay services in Canada. The results of operations and financial position of our operations in Canada are measured in Canadian dollars and translated into U.S. dollars. The effects of foreign currency fluctuations in Canada are somewhat mitigated by the fact that expenses and liabilities are generally incurred in Canadian dollars. The reported income of our Canadian subsidiary will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the Canadian dollar. Additionally, a portion of our assets are based in Canada and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period. Accordingly, our consolidated assets will fluctuate depending on the weakening or strengthening of the U.S. dollar against the Canadian dollar. During 2003, our consolidated balance sheet increased $2.4 million due to foreign currency fluctuations.

Business

OVERVIEW

LodgeNet Entertainment Corporation is one of the world’s largest providers of interactive television systems and broadband services to hotels, including resort and casino hotels, throughout the United States and Canada, as well as select international markets. We estimate that more than 260 million guests during 2003 had access to our interactive television services, which are designed to make their stay more enjoyable, productive and convenient, and to allow our customers to provide greater customer service and promote hotel brand loyalty. As of March 31, 2004, we provided interactive television services to approximately 5,800 hotel properties serving more than one million rooms.

We typically provide a wide range of interactive television services, including on-demand movies, video games, music and music videos, Internet on television (which does not require a laptop) and television on-demand programming. Guests typically purchase guest pay interactive services on a per-view, hourly or daily basis. Service packages may also include satellite-delivered basic and premium television programming, and other interactive entertainment and information services that are paid for by the hotel and provided to guests at no charge. In addition, we provide high-speed laptop Internet access services to some of our hotel customers.

We provide our services to various corporate-managed hotel chains such as Baymont Inns & Suites, Delta Hotels, Doubletree, Embassy Suites, Grand Casinos, Hampton Inn, Harrah’s, Hilton, Homewood Suites, LaQuinta, Omni Hotels, Outrigger, Red Roof Inn, Ritz Carlton, Sheraton and Wingate Inn, plus major REITs and management companies such as Felcor, Flagstone, Interstate, and Kimpton, as well as many independent properties using the Fairmont, Holiday Inn, Inter-Continental, Marriott, Courtyard by Marriott, Prince, Radisson, W Hotel and other trade names.

We provide our services directly to hotel customers and their guests throughout the United States and Canada, and through licensing arrangements with companies in other select countries. Typically, our contracts with our hotel customers are exclusive and have initial, non-cancelable terms of five to seven years. As of March 31, 2004, our average remaining contract term was approximately 40 months. The exclusive nature of these contracts allows us to estimate (based on historical information and certain operating assumptions) future revenues, cash flows and rates of return related to the contracts prior to making a capital investment decision.

We design, develop, own and operate the interactive television systems (but not the televisions) installed at each property. The interactive system connects each individual hotel room to a server, referred to as the “headend”, located in the hotel. Because of the flexible and modular design of the system architecture, we can often upgrade our software and hardware in a cost effective manner to support the introduction of new interactive services and integrate new technologies as they become commercially available and economically viable.

In 2001, we began deploying our new digital system, which has allowed us to introduce new products, such as SigNETure TVSM. As of March 31, 2004, we had installed our digital system in 415,415 rooms, or 45% of our installed guest pay interactive services base. In addition to the movies, video games, and other services provided by our installed tape-based systems, our digital system offers:

-	increased variety and availability of movie content;

-	television on-demand programming;

-	digital music services and music videos;

-	Internet on television;

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-	access to Internet-sourced content; and

-	a system architecture that receives video and music content via a satellite distribution network, resulting in operating cost reductions.

We plan to continue to install our interactive digital system in all newly installed hotel properties and in selected existing sites as current service contracts are successfully renewed and extended. We expect that our digital system will enable us to provide our customers with new content offerings and guest services.

We also provide high-speed Internet access through the sale and installation of equipment to subscribing hotels. We receive monthly service fees from such hotels for technical maintenance and call center support services following the initial installation.

OUR STRATEGY

We remain focused on executing our long-term business strategy, as follows:

Expand interactive digital room base. Our interactive digital system generated approximately 40% more revenue per room during 2003 than our traditional tape-based rooms. Within our target market, we believe opportunities exist for continued, selective growth in our guest pay interactive services room base through:

-	economically-viable rooms not yet served by any provider;

-	supply growth within the lodging industry; and

-	rooms currently served by other service providers when their contracts expire.

We intend to continue installing our interactive digital system in new properties and in selected existing properties in exchange for long-term contract extensions of our services. Also, we estimate that 250,000 to 350,000 rooms are presently not served by any interactive services provider and may meet our target economic profile. We also estimate that 100,000 to 130,000 newly constructed lodging rooms will open within the next two years that meet or exceed our target criteria. In addition, we estimate that another 300,000 to 350,000 rooms, which are under contract with our competitors, will be approaching expiration over the next two years. We believe that each of these developments presents a potentially significant opportunity for us to expand our interactive digital room base.

Leverage SigNETure TVSM to enhance customer loyalty. In 2003, we launched the SigNETure TVSM configuration of our digital system. This system offers many benefits to our customers, including allowing the hotels to:

-	customize the “look and feel” of the user interface;

-	use the system for the hotel’s internal or brand marketing campaigns; and

-	use the system to provide information regarding other available hotel services.

We believe the customization offered by SigNETure TVSM gives us a competitive advantage and increases our customers’ loyalty.

Continue expansion of product offerings. We plan to increase the revenue we realize from each guest pay interactive services room by expanding and enhancing the scope of our interactive services. We expect to provide continual additional content for hotel guests, as well as new services or products that will be accessible through our system. As of March 31, 2004, our interactive digital system was installed in approximately 45% of our guest pay interactive room base. We also intend to expand the number of hotels at which we provide high-speed Internet access services, for which we receive maintenance and customer support services fees.

Continue focus on cost reductions. Complementing our room and revenue growth objectives is our ongoing goal of increasing operating margins by reducing direct and overhead expenses, as measured on a

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percentage of revenue and on a per-installed room basis. Our interactive digital system continues to lower operating costs by allowing us to distribute movies, television on-demand programming and music content via satellite, thereby eliminating videotape, copying, shipping, storage and handling costs, as well as a technician’s visit to the hotel to load the content. The on-line diagnostic capabilities of this system enable us to identify and resolve a majority of reported system service issues from our service control center without visiting the hotel property. We also intend to continue to use our product design and development expertise to make system improvements as well as to lower the installation cost of new and upgraded systems. Lower installation costs allow us to economically install our system into more diverse hotel properties, as we make our investment decisions based upon estimates of future revenues, cash flows and rates of return related to the contracts. We believe that further efficiencies will be achieved as we continue to expand the number of installed rooms and the scope of our interactive television and interactive product offerings.

Strengthen balance sheet and enhance cash flow generation. We are focused on reducing leverage, increasing the strength and flexibility of our balance sheet and enhancing our ability to fund growth through internal cash generation. During 2003 and the quarter ended March 31, 2004, we generated $48.6 and $18.3 million in cash flow from operations. In the first quarter of 2004, we paid down our outstanding debt by $7.6 million. We have been successful at reducing the capital expenditure required per digital room installation, which has allowed us to achieve greater scale in installations per available resources. Based on our current estimates of capital investment over the next several years, we believe that we will be able to finance our projected room growth through internal cash flow generation.

Expand into new markets. We will explore other markets in which to use our technology, including international expansion opportunities and new sectors, such as healthcare facilities. We will seek to minimize capital investments in the new markets, and may utilize different business models, so that revenue may be earned through other methods than our standard pay-per-view basis. We currently license our technology to a select number of hotel properties outside the U.S. and Canada. Such arrangements have allowed us to capture international growth opportunities with reduced risk and lowered capital commitments.

MARKETS AND CUSTOMERS

Domestic Market. The primary market for our services is hotels, including resort and casino hotels, throughout the United States and Canada with 75 or more rooms. Based on industry sources, we estimate that these segments account for approximately 73%, or 3.5 million, of the lodging industry’s estimated 4.8 million rooms. We served more than one million rooms as of March 31, 2004.

We believe that our customer base is well diversified in terms of location, demographics and customer contracts. As of March 31, 2004, no single state or province accounted for more than 10% of the hotel properties we serve. In addition, excluding Hilton Hotels Corp. at 5.3%, no one customer accounted for more than 5% of our room base as of March 31, 2004. The properties covered under the Hilton Master Services Agreement — Hilton Hotels Corp. and certain franchisees — represented 12.5% and 14.3% of our consolidated revenue as of December 31, 2003 and March 31, 2004.

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We segment our hotel base according to the following five geographic classifications set by Smith Travel Research. Currently, our installed room base is divided among these classifications, as follows:

We provide our services to various corporate-managed hotel chains such as Baymont Inns & Suites, Delta Hotels, Doubletree, Embassy Suites, Grand Casinos, Hampton Inn, Harrah’s, Hilton, Homewood Suites, LaQuinta, Omni Hotels, Outrigger, Red Roof Inn, Ritz Carlton, Sheraton and Wingate Inn, plus major REITs and management companies such as Felcor, Flagstone, Interstate, and Kimpton, as well as many independent properties using the Fairmont, Holiday Inn, Inter-Continental, Marriott, Courtyard by Marriott, Prince, Radisson, W Hotel and other trade names.

International Markets. We also provide services in select international markets — primarily countries in Central and South America — through licensing arrangements with companies in these markets. Under the arrangements, we do not provide any capital investment. Instead, we sell equipment and license our interactive television system and technologies to the licensee and receive a royalty based on the licensee’s gross revenue. The licensees typically make their own arrangements to obtain content. Financial information related to our international operations is included in our consolidated financial statements.

SERVICES AND PRODUCTS

Guest Pay Interactive Services. Our primary source of revenue is providing in-room, interactive television services to the lodging industry, for which the hotel guest pays on a per-view, hourly or daily basis. The high-speed, two-way digital communications design of our system architecture enables us to provide interactive features, such as on-demand movies, video games, music and music videos, Internet on television (which does not require a laptop) and television on-demand programming. Guest pay interactive revenue packages may also include satellite-delivered basic and premium television programming, which is paid for by the hotel and provided to guests free of charge. Programming is typically delivered through a long-term agreement with DIRECTV via satellite and distributed to guest rooms over the internal hotel network. Premium channels, such as HBO, Showtime and The Disney Channel broadcast major motion pictures and specialty programming, while non-premium channels, such as CNN and ESPN, broadcast news, sports, movies and informational programs.

In 2001, we began wide-scale deployment of our digital system. In addition to the movies offered on our tape-based systems, the digital system allows guests to choose from an expanded menu of video on an on-demand basis as well as other forms of programming, including digital music services, television on-demand programming and access to Internet content through the television. The range of services offered is greater in those rooms equipped with a digital system versus those with a tape-based system and, therefore, digital equipped rooms generally generate greater revenue. Rooms having our digital system

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generated an average of 40% more revenue during 2003 than our traditional tape-based systems. Additionally, the interactive digital systems are equipped so that content such as on-demand movies and music content are updated and delivered via satellite to our system within each hotel. This not only eliminates videotapes and shipping costs and reduces the need for technician visits to load or update the content, but also ensures that all of our digital hotels can offer the content as of the first date available for exhibition.

In 2003, we launched the SigNETure TVSM configuration of our digital system. This system gives our customers many benefits, including allowing hotels to:

-	customize the “look and feel” of the user interface;

-	use the system for the hotel’s internal brand or marketing campaign; and

-	use the system to provide information regarding other hotel services.

We believe that SigNETure TVSM offers us a competitive advantage and increases our customers’ loyalty. As a result, we expect that continued deployment of the SigNETure TVSM system will increase our revenues from rooms in which the system is installed.

As of March 31, 2004, we had 415,415 digital interactive television rooms, which represented approximately 45% of our overall installed room base.

Other Services. We also provide satellite-delivered basic and premium television programming at properties not receiving guest pay interactive services for which the hotel, rather than its guests, pays the charges.

We also sell system equipment and provide contracted services such as high-speed Internet equipment maintenance and customer support to hotels. We believe that these services complement our goal of being a full-service provider of in-room entertainment and information services to the lodging industry.

OPERATIONS

Contracts. We provide our guest pay interactive television services under contracts with lodging properties that generally run for a term of five to seven years. Over the five-year period ended March 31, 2004, the average initial term of new contracts was 80 months. Our contracts typically provide that we will be the exclusive provider of in-room, on-demand television entertainment services to the hotels, permit us to set prices for guest pay interactive services, and allow us to terminate the contract and remove our system if the results of operations do not meet our return on investment criteria. These contracts also typically grant us a right of first refusal regarding the provision of additional video related services to the hotel. Under these contracts, we install our interactive system in the hotel free of charge and retain ownership of all equipment utilized in providing our services (except for the television sets, which are owned by the hotels). The terms contained in the contracts with corporate-managed hotels generally are negotiated by that hotel’s corporate management, and the hotels subscribe at the direction of corporate management. In the case of franchised hotels, the contracts are generally negotiated separately with each hotel.

For guest pay interactive services which are paid for by the hotel guest, the hotel collects such charges, coincident with the collection of room and other charges made by the hotel guest, and the hotel remits to us on a monthly basis. The hotel retains a commission from such charges, which varies depending on the size and profitability of the system and other factors. We generally seek to extend and renew hotel contracts in advance of their expiration on substantially similar terms. As of March 31, 2004, the average remaining life of our current guest pay interactive contracts is approximately 40 months. Approximately 14% of our hotels with installed guest pay interactive services come up for renewal prior to 2005.

Customer Retention and Acquisitions. Over the last three years, approximately 34% of our growth has come from rooms previously under contract with other providers. Conversely, over this same period, we have lost an average of approximately 2% of our installed base per year. In a number of instances, we chose not to renew the hotel contract as it did not meet our return on investment criteria or credit risk

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profile. Internationally, we intend to continue to expand into selected countries in Asia, Latin America and other regions through licensing agreements or other arrangements with entities in those areas.

Programming. We obtain non-exclusive rights to show recently released major motion pictures from motion picture studios pursuant to an agreement with each studio that is typically two to three years in length. The royalty rate for each movie is pre-determined, with the studio receiving a percentage of the gross fees paid to view the movie. For recently released motion pictures, we typically obtain rights to exhibit the picture while it is still in theatrical release, but prior to its release to the home video market or for exhibition on cable television. For our television on-demand programming, we obtain rights to release television on-demand content for which we pay a predetermined percentage of gross revenue or a one-time fixed fee. We obtain independent films, most of which are non-rated and intended for mature audiences, for a one-time fixed fee. We also obtain non-exclusive rights to digital music content through an agreement with a third party vendor, whereby we pay a predetermined percentage of the gross revenue from the music service. We obtain our selection of Nintendo video games pursuant to a non-exclusive license agreement with Nintendo which expires in March 2010. Under the terms of the agreement, we pay a monthly fee based on revenue generated from Nintendo video game services. Our digital system allows us to measure guests’ entertainment selections and adjust our programming and the pricing of the programming to respond to usage patterns.

We obtain most of our basic and premium television programming pursuant to an agreement with DIRECTV which expires in January 2010. We also have direct agreements with certain other select programming providers. We pay our programming providers a fixed, monthly fee for each room or subscriber receiving the service.

We believe that our relations with the programming suppliers are good and expect to renew these contracts as necessary on competitive terms.

Technology, Product Development and Patents. We design and develop our own interactive television systems. Because such systems utilize an open architecture incorporating industry standard interfaces, we can often upgrade system software to support the introduction of new services or integrate new technologies as they become economically viable. Our interactive television system incorporates our scaleable broadband system architecture with commercially manufactured, readily available electronic and computer components and hardware.

Our interactive television systems consist of equipment located within the guest room and a headend (associated equipment required for the reception, storage, amplification and modulation of signals) located elsewhere in the hotel. Typical in-room equipment includes a terminal unit, a hand-held television remote control and a video game controller. For those properties equipped with digital systems, in-room equipment may also include an infrared computer keyboard. Video and music programming originate from the system headend and is transmitted to individual rooms over the hotel’s internal network. Video game programs are downloaded into dedicated video game processors also located within the headend. Keystrokes and other system commands and communications are transmitted from the room using our proprietary communications infrastructure and the video and other signals are transmitted to the guest room over the network. The system computer controls the delivery of the guest pay interactive services to the guest room and also records purchase transactions and billing data to the hotel’s accounting system, which posts the charge to the guest’s bill. Those rooms equipped for high-speed laptop Internet capabilities have a desktop device, which allows for the guest to link to a high-speed Internet connection using a laptop computer.

Our policy is to apply for patents on those product designs which we believe may be of significance to our business. We currently hold 11 United States patents, and have pending other patent applications, which pertain to various aspects of our interactive systems. We also license industry-related technology from third parties.

We use a number of registered and unregistered trademarks for our products and services. We have pending applications for registration for certain unregistered trademarks, and those trademarks for which

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we have not sought registration are governed by common law and state unfair competition laws. Because we believe that these trademarks are significant to our business, we have taken legal steps to protect our trademarks in the past and intend to actively protect these trademarks in the future. We believe that our trademarks are generally well recognized by consumers of our products and services and are associated with a high level of quality and value.

Sales and Marketing. We focus our sales and marketing strategies on acquiring new contracts from hotels, extending and retaining existing contracts, and marketing our guest pay interactive services to hotel guests. Our sales and marketing organization includes national account representatives who develop relationships with national hotel franchise organizations and management groups, and regional sales representatives who maintain relationships primarily with regional hotel management and ownership organizations. We market our services and products to hotels by advertising in industry trade publications, attending industry trade shows, direct marketing and telemarketing. Our sales activities are coordinated from our corporate headquarters. Given our long operating history and reputation for service and innovation, we believe we are well recognized in the market and command a high brand recognition among our existing and potential customers.

We market our services to hotel guests by means of an interactive, image-based menu and purchasing protocol using on-screen graphics, promotions and programming information. The system also generates a “Welcome Channel” which appears on-screen when the television is turned on and describes the programming and interactive services available through our system.

Installation Operations. Our installation personnel prepare engineering surveys for each hotel, install our systems, train hotel staff to operate the systems and perform quality control tests. Due to our geographically diversified customer base, we have determined that it is usually more cost effective to utilize subcontracted installation teams. In 2003 and the quarter ended March 31, 2004, subcontractors completed approximately 87% and 84% of our new room and conversion of existing tape-to-digital room installations. We work closely with our subcontractors and regularly monitor quality standards.

Service Operations. We believe that high quality and consistent systems support and maintenance are essential to our continued competitive success. We emphasize the use of company-employed service personnel operating from 27 locations throughout the United States and Canada, but also use company-trained subcontractors in areas where there is not a sufficient concentration of company-served hotels to warrant a company-employed service representative. Currently, the company-employed service organization has responsibility for approximately 90% of our guest pay interactive hotel rooms. Service personnel are responsible for all preventive and corrective systems maintenance.

We maintain a toll-free customer support hot line, TechConnectionSM, which is staffed 24 hours a day, 365 days a year by company-employed and trained support technicians. The on-line diagnostic capability of our systems enables us to identify and resolve a majority of reported system service issues from our service control center without visiting the hotel property. When a service visit is required, the modular design of our systems permits service personnel to replace only those components that are defective at the hotel site.

Component Suppliers. We contract directly with various electronics firms for the manufacture and assembly of certain of our systems hardware, the design of which is controlled by us. We have found these suppliers to be dependable and generally able to meet delivery schedules on time. We believe that, in the event of a termination of any of our sources, with proper notification from the supplier, alternate suppliers could be located without incurring significant costs or delays. Certain electronic component parts used in our products are available from a limited number of suppliers and can be subject to temporary shortages because of general economic conditions and the demand and supply for such component parts. If we were to experience a shortage of any given electronic part, we believe that alternative parts could be obtained or system design changes implemented. In such event, we could experience a temporary reduction in the rate of new installations or tape-to-digital conversions and/or an increase in the cost of such installations. All other components of our systems are standard commercial

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products, such as computers, hard drives, modulators and amplifiers that are available from multiple sources. We believe our anticipated growth can be accommodated through existing suppliers.

COMPETITION

Based on the number of hotels and rooms served, we are one of the world’s largest providers of interactive television systems and broadband services to hotels, including resort and casino hotels, serving over 5,800 hotels and more than one million rooms. Competition in this industry is very active and includes virtually all aspects of the entertainment industry. Market participants include, but are not limited to:

-	other interactive television service providers, such as On Command Corporation, a wholly-owned subsidiary of Liberty Media Corporation, Hospitality Networks, NXTV, General Dynamics, InRoomVideo, SeaChange, SVI, Verizon and other international providers, such as Quadriga;

-	cable, television and broadband services providers, such as Charter Communications, Comcast, Cox Cable and Time Warner;

-	direct broadcast satellite companies, such as DIRECTV and EchoStar;

-	television networks and programmers, such as ABC, NBC, CBS, FOX, HBO and Showtime;

-	Internet and wireless Internet service providers and high-speed portals, such as Guestek, STSN, T-Mobile, Time Warner, Wayport and Yahoo;

-	companies offering web sites that provide on-demand movies;

-	rental companies that provide videocassettes and DVDs that can be viewed in properly equipped hotel rooms and on other portable viewing devices; and

-	hotels that offer in-room laptops with Internet access or other types of Internet access systems.

Lodging industry guests also obtain entertainment and information from print media, such as newspapers, magazines and books, concerts, sporting events and movie theatres. Given the high level of innovation in communications technology, we expect to continue to confront new sources of competition.

A number of potential competitors, including those identified above, could use their existing infrastructure to provide in-room entertainment services to the lodging industry. Some of these potential competitors are already providing guest pay, free-to-guest or Internet-related services to the lodging industry. Some of these companies have substantially greater financial and other resources than we do, and it is possible that such competitors may develop a technology that is more cost effective than ours. To respond to competition, we will need to continue to enhance our interactive systems, expand our operations and meet the increasing demands for competitive pricing, service quality and availability of value-added product offerings.

Competition with respect to hotel contracts centers on a variety of factors, depending upon the features important to a particular hotel. Among the more important factors are:

-	the features and benefits of the service offering and Internet systems;

-	the quality of the vendor’s technical support and maintenance services;

-	the financial terms and conditions of the proposed contract, including commissions to the hotel; and

-	the ability to complete system installation in a timely and efficient manner.

In addition, with respect to hotel properties already receiving in-room entertainment or high-speed Internet services, the incumbent provider may have certain knowledge of infrastructure, services and installation cost advantages as compared to outside competitors.

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We believe that our competitive advantages include:

-	our history of innovation;

-	our diversified client base;

-	our proven ability to retain existing customers and secure new ones;

-	our technically-innovative digital platform;

-	our flexible SigNETure TVSM system; and

-	our experienced management team and sales organization.

While we believe that our system architecture is comparable or superior to the systems currently being used by our competitors in the lodging industry, our competitors may develop a cost-effective system that is comparable or superior to ours. Also, we may not be able to continue our current level of success in obtaining new contracts from hotels currently served by other vendors or previously unserved, or that we will be able to retain contracts with hotels we serve when those contracts expire.

Although in the free-to-guest market, the local franchised cable operator in a hotel’s market may have a substantial market presence, such operators generally offer the hotel owner only standard packages of programming typically developed for the residential market rather than the lodging market, and at a fixed price per room based on all the channels provided. We compete with the franchised cable operator for free-to-guest contracts by customizing packages of programming to provide only those channels desired by the hotel, typically reducing the overall cost per room to the hotel operator.

Competitive pressures in the guest pay interactive services, free-to-guest and high-speed Internet access segments could result in reduced market share for us, higher hotel commissions, lower margins and increased expenditures for marketing, product development and systems installation, each of which could adversely affect our financial condition and operating results.

REGULATION

Cable Television Regulation. The Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992, and the Telecommunications Act of 1996 (collectively, the Communications Act), govern the regulation of cable systems. The law defines a “cable system” as a facility, consisting of a set of closed transmission paths and associated signal generation, reception, and control equipment that is designed to provide cable service which includes video programming and which is provided to multiple subscribers within a community, but the law exempts from that definition, among other facilities, a facility that serves subscribers without using any public rights-of-way. We construct and operate separate headend systems at each hotel and those systems do not use public rights-of-way. Consequently, we are not required to comply with many of the Federal Communication Commission’s (FCC) rules relating to cable systems, including, among other things, rate regulation and the requirement to obtain a franchise from local government authorities in order to provide video services.

The FCC rules define “multichannel video programming distributor” as “a person such as, but not limited to, a cable operator, a multichannel multipoint distribution service, a direct broadcast satellite service, or a television receive-only satellite program distributor, who makes available for purchase ... multiple channels of video programming.” We may be considered to be a multichannel multipoint distribution service. As such, we may be subject to various provisions of the Communications Act. The Communications Act includes laws and regulations that would benefit our operations, such as provisions that ensure our access to programming on fair, reasonable and nondiscriminatory terms, as well as provisions that subject us to additional requirements, such as the requirement to obtain consent from broadcasters in order to retransmit their signals over our systems.

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Internet Regulation. The Internet-based services offered by us potentially may be affected by various laws and government regulations. There are currently few laws or regulations directly applicable to access to or commerce on commercial online services or the Internet. However, because of the increasing popularity and use of commercial online services and the Internet, new laws and regulations may be adopted. The adoption of such laws or regulations in the future may slow the growth of commercial online services and the Internet, which could in turn cause a decline in the demand for our Internet-based services and products or otherwise have an adverse effect on our business.

On January 18, 2001, the FCC released a Notice of Inquiry regarding interactive television services (ITV) over cable television. The FCC sought comment on, among other things, an appropriate definition of ITV services, whether access to a high-speed connection is necessary to realize ITV capabilities, and whether a nondiscrimination rule is necessary and/or appropriate. The FCC has not yet taken any action in response to this proceeding. It is not possible at this time to predict the outcome of the proceedings or effect on our business.

The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the video programming industry. Other existing federal, state and local laws and regulations currently are, or may be, the subject of a variety of judicial proceedings, legislative hearings, and administrative and legislative proposals that could change in varying degrees the manner in which private cable operators, other video programming distributors, and Internet service providers operate. We cannot predict the outcome of these proceedings or their impact upon our operations at this time.

EMPLOYEES

As of March 31, 2004, we had 780 full-time employees in the United States and 15 in Canada, none of which were covered by a collective bargaining agreement. We have not experienced any material labor problems and believe that our relationships with our employees are good.

Management

Our directors and executive officers, and their ages, positions and, for our directors, duration of service, are as follows:

		Year first became
Name and position	Age	director(1)/term expires

Scott C. Petersen, Chairman of the Board, President and Chief Executive Officer	48	1993/2007
Gary H. Ritondaro, Senior Vice President, Finance, Information and Administration and Chief Financial Officer	57	—
David M. Bankers, Senior Vice President, Product and Technology Development	47	—
Stephen D. McCarty, Senior Vice President, Sales and Hotel Relations	46	—
Steven R. Pofahl, Senior Vice President, Technical Operations	44	—
Steven D. Truckenmiller, Senior Vice President, Programming and Content Management	51	—
R. Douglas Bradbury, Director(2)(4)	53	2000/2006
Richard R. Hylland, Director(2)(4)	44	1990/2006
R.F. Leyendecker, Director(2)(3)	58	1986/2005
Jarl Mohn, Director(3)(4)	52	2002/2005
Scott H. Shlecter, Director(3)(4)	51	2004/2007

(1)	For purposes of this table, the year in which an individual first became a director is the year in which the individual was appointed to our Board of Directors or the Board of Directors of our predecessor.

(2)	Indicates a member of the Audit Committee of our Board of Directors. Mr. Bradbury is the Chair of our Audit Committee.

(3)	Indicates a member of the Compensation Committee of our Board of Directors. Mr. Mohn is the Chair of our Compensation Committee.

(4)	Indicates a member of the Nominating and Governance Committee of our Board of Directors. Mr. Hylland is the Chair of our Nominating and Governance Committee.

Scott C. Petersen is our Chairman of the Board, President and Chief Executive Officer. Mr. Petersen joined us in 1987 as Senior Vice President for Corporate and Legal Affairs, was appointed Executive Vice President and Chief Operating Officer in 1991, was appointed President and Chief Executive Officer in July 1998 and became Chairman of the Board in October 2000.

Gary H. Ritondaro has served as our Senior Vice President and Chief Financial Officer since May 2001 and Senior Vice President, Finance, Information Systems and Administration, since July 2002. Prior to joining LodgeNet, Mr. Ritondaro served as Senior Vice President and Chief Financial Officer for Mail-Well, Inc., an NYSE-listed manufacturer of envelopes, commercial printing and labels, from 1999 to 2001. From 1996 to 1999, Mr. Ritondaro was Vice President and Chief Financial Officer for Ferro Corporation, an NYSE-listed international manufacturer of specialty plastics, chemicals, colors, industrial coatings and ceramics.

David M. Bankers has served as our Senior Vice President and Chief Technology Officer since December 1998 and Senior Vice President, Product and Technology Development, since July 2002. Mr. Bankers

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joined us in 1989 as Director of Information Systems and was appointed Vice President of Corporate Technologies in 1992.

Stephen D. McCarty has served as Senior Vice President, Sales and Hotel Relations since July 2002. Mr. McCarty joined us in 1991 as Texas Regional Sales Manager and served as Director of Sales, Eastern Region from June 1995 to August 1998, Vice President, Director Sales from August 1998 to December 1999 and Vice President, Sales from January 2000 to July 2002. Prior to joining LodgeNet, Mr. McCarty held various sales management positions with Spectradyne, Inc. and Home Box Office.

Steven R. Pofahl has served as our Senior Vice President, Technical Operations since July 2002 and was Vice President, Technical Operation from March 1996 to July 2002. Mr. Pofahl joined us in 1989 and served as Director of Installations from March 1992 to March 1996.

Steven D. Truckenmiller has served as our Senior Vice President, Programming and Content Management since February 2003. Mr. Truckenmiller is one of our founding shareholders and was appointed Vice President of Technical Services in 1985, Vice President of Technical Development in 1988 and Vice President of Guest Pay Services in 1991.

R. Douglas Bradbury is a private investor. Mr. Bradbury served as an Executive Vice President of RCN Corporation from October 2003 to March 2004. Mr. Bradbury served as Vice Chairman of the Board of Directors of Level 3 Communications, Inc., a publicly traded telecommunications and information services company, from February 2000 to January 2003, and as a director from 1998 to January 2003. Mr. Bradbury served as Executive Vice President of Level 3 from 1997 through January 2003 and was Chief Financial Officer from 1997 to 2000.

Richard R. Hylland is Chairman and Chief Executive Officer of DT Capital LLC, a private investment firm. Mr. Hylland has also been a director of MDC Partners Inc., a publicly traded marketing and communications company, since 1999. Mr. Hylland served as President and Chief Operating Officer of NorthWestern Corporation(1), a diversified energy and communications company, and as Vice Chairman of NorthWestern Growth Corporation; Cornerstone Propane GP, Inc.; Blue Dot Services, Inc.; and Netexit, Inc. (f/k/a Expanets, Inc.) from 1998 until April 30, 2003. Mr. Hylland served as a director of NorthWestern Corporation from 1998 until May 1, 2003.

R.F. Leyendecker is a private investor. From 2000 to 2001, Mr. Leyendecker was Vice President of Regulatory Affairs for NorthWestern Services Group, Inc., a wholly-owned subsidiary of NorthWestern Corporation(1), a publicly traded company. Mr. Leyendecker served as President and Chief Executive Officer for NorthWestern Energy Corporation and NorCom Advanced Technologies, Inc. (both wholly owned subsidiaries of NorthWestern Corporation), from 1996 to 2000.

Jarl Mohn is President of The Mohn Family Foundation. Mr. Mohn served as President and Chief Executive Officer of Liberty Digital, Inc., a former subsidiary of Liberty Media Corporation, a public company, from 1999 to 2002 and was President and CEO of E! Entertainment Television from 1990 to

(1)	NorthWestern Corporation and its previously or currently affiliated entities, Cornerstone Propane Partners, L.P. and Netexit, Inc., filed for protection under federal bankruptcy laws in September 2003, June 2004 and May 2004, respectively. Mr. Hylland was not an executive officer or director of such companies at the time the respective bankruptcy petitions were filed and Mr. Leyendecker was not an executive officer or director of NorthWestern Corporation at the time of its filing. NorthWestern Corporation has disclosed that in December 2003 the SEC notified NorthWestern Corporation that it had issued a formal order of private investigation and subsequently subpoenaed documents from NorthWestern Corporation, NorthWestern Communications Solutions, Expanets and Blue Dot. NorthWestern Corporation disclosed that the SEC action follows the SEC’s request for information made in connection with a previously disclosed SEC informal inquiry into questions regarding NorthWestern’s restatements and other accounting and financial reporting matters.

Management

1999. Mr. Mohn is a director of E.W. Scripps Company, a public company, CNET Networks, a public company, XM Satellite Radio, a public company, and The Game Show Network.

Scott H. Shlecter is a Managing Director and Portfolio Manager of Kayne Anderson Capital Advisors LP, a position he has held since February 2002. Mr. Shlecter served as a director of Glacier Water Services Inc., a public company, from 1998 to May 2004. Between October 2000 and January 2002, Mr. Shlecter was an independent consultant. Mr. Shlecter founded jewelry.com in September 1999 and acted as its CEO until September 2000. In May 1984, Mr. Shlecter founded L.E.K. Consulting, LLC (and its predecessor entities) and acted as its President through August 1999.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Bear, Stearns & Co. Inc. and CIBC World Markets Corp. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC	2,032,275
Bear, Stearns & Co. Inc.	1,161,300
CIBC World Markets Corp.	677,425
Kaufman Bros., L.P.	39,500
C.E. Unterberg, Towbin	39,500

Total	3,950,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

-	receipt and acceptance of our common stock by the underwriters, and

-	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 592,500 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.54 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 592,500 shares.

	Paid by us

	No exercise	Full exercise

Per Share	$0.908	$0.908
Total	$3,584,625	$4,122,319

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1,075,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and one former director have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol “LNET.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

-	stabilizing transactions;

-	short sales;

-	purchases to cover positions created by short sales;

-	imposition of penalty bids; and

-	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Underwriting

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Certain underwriters and their affiliates have in the past provided services to us and may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. Bear, Stearns & Co. Inc. is a co-lead arranger and a book-runner under our senior credit facility and a lender under the revolving portion of our senior credit facility. Canadian Imperial Bank of Commerce, an affiliate of CIBC World Markets Corp., is the administrative agent, co-lead arranger and book-runner under our senior credit facility and a lender under the revolving portion of our senior credit facility.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon by Leonard, Street and Deinard Professional Association, Minneapolis, Minnesota, counsel for LodgeNet Entertainment Corporation. Various legal matters in connection with the offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

Notice regarding Arthur Andersen LLP

On May 31, 2002, we engaged the services of PricewaterhouseCoopers LLP, as our independent accountants to replace our prior accountants, Arthur Andersen LLP. Our audited consolidated financial statements for the year ended December 31, 2001 that are incorporated by reference in this prospectus supplement and the accompanying prospectus were audited by Arthur Andersen as stated in its report incorporated by reference herein and therein, and has been so incorporated in reliance upon the report of such firm given upon its authority as experts in auditing and accounting. Arthur Andersen has not consented to the incorporation by reference of its audit report in this prospectus or the accompanying prospectus supplement, and we have dispensed with the requirement to file Arthur Andersen’s consent in reliance on Rule 437a under the Securities Act. Since Arthur Andersen has not consented to the incorporation by reference of its audit report herein or therein, an investor’s ability to seek recoveries from Arthur Andersen as a result of the work performed by it may be limited significantly by the lack of such consent and the lack of assets of Arthur Andersen that are or may be available to satisfy any such investor’s claims.

Experts

The consolidated financial statements of LodgeNet Entertainment Corporation as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that act, file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC’s web site contains reports, proxy and information statements and other information regarding companies, such as us, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus supplement or the accompanying prospectus, and any references to this web site or any other web site are inactive textual references only.

Incorporation by reference

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus supplement or the accompanying prospectus. Information that is incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and you should read it with the same care. Later information that we file with the SEC will automatically update and supersede the information that is either contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, and will be considered to be a part of this prospectus supplement and the accompanying prospectus from the date such documents are filed. We have filed with the SEC and incorporate by reference:

-	our Annual Report on Form 10-K for the year ended December 31, 2003;

-	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

-	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 2, 1993;

-	the description of our stockholder rights plan in our Form 8-A filed with the SEC on March 7, 1997;

-	our Form 8-K filed on February 11, 2004; and

-	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 30, 2004.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, that are made after the date of this prospectus supplement and prior to the termination of this offering. Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated in, or deemed to be incorporated by reference to this prospectus supplement or the accompanying prospectus shall be deemed to be modified or suspended, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference to this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

Upon your written or oral request, we will send to you the copies at no charge of any or all of the documents incorporated by reference but not delivered with this prospectus supplement that you request. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to the Corporate Secretary, LodgeNet Entertainment Corporation, 3900 West Innovation Street, Sioux Falls, South Dakota 57107. Our telephone number is (605) 988-1000.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

LodgeNet Entertainment Corporation and Subsidiaries

LodgeNet Entertainment Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,

	2004	2003

	(unaudited)
	(dollar amounts in
	thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$5,971	$2,772
Accounts receivable, net	28,610	28,150
Prepaid expenses and other	3,383	3,233

Total current assets	37,964	34,155
Property and equipment, net	221,966	227,037
Debt issuance costs, net	10,954	11,036
Intangible assets, net	7,354	8,270
Other assets	2,658	2,770

	$280,896	$283,268

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$17,311	$15,012
Current maturities of long-term debt	8,591	8,638
Accrued expenses	16,685	12,697
Deferred revenue	4,256	3,918

Total current liabilities	46,843	40,265
Long-term debt	352,018	359,610
Other long-term liability	3,999	3,999
Derivative instruments	10,538	8,396

Total liabilities	413,398	412,270

Commitments and contingencies

Stockholders’ equity (deficiency):
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized; 13,108,530 and 12,722,267 shares outstanding at March 31, 2004 and December 31, 2003, respectively	131	127
Additional paid-in capital	157,803	155,163
Accumulated deficit	(282,783)	(276,567)
Accumulated other comprehensive loss	(7,653)	(7,725)

Total stockholders’ equity (deficiency)	(132,502)	(129,002)

	$280,896	$283,268

The accompanying notes are an integral part of these consolidated financial statements.

LodgeNet Entertainment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	March 31,

	2004	2003

	(unaudited)
	(dollar amounts in
	thousands, except
	share data)
Revenues:
Guest Pay	$62,323	$57,867
Other	1,508	1,779

Total revenues	63,831	59,646

Direct costs:
Guest Pay	27,507	25,744
Other	742	852

Total direct costs (exclusive of other operating expenses shown separately below)	28,249	26,596

Gross profit (exclusive of other operating expenses shown separately below)	35,582	33,050

Operating expenses:
Guest Pay operations	8,138	7,623
Selling, general and administrative	5,705	5,415
Depreciation and amortization	19,668	19,977

Total operating expenses	33,511	33,015

Operating income	2,071	35
Interest expense	(8,223)	(8,389)
Other income	53	64

Loss before income taxes	(6,099)	(8,290)
Provision for income taxes	(117)	(129)

Net loss	$(6,216)	$(8,419)

Net loss per common share (basic and diluted)	$(0.48)	$(0.68)

Weighted average shares outstanding (basic and diluted)	12,979,981	12,431,149

The accompanying notes are an integral part of these consolidated financial statements.

LodgeNet Entertainment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,

	2004	2003

	(unaudited)
	(dollar amounts
	in thousands)
Operating activities:
Net loss	$(6,216)	$(8,419)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	19,668	19,977
Change in operating assets and liabilities:
Accounts receivable	(474)	(975)
Prepaid expenses and other	(707)	(83)
Accounts payable	2,304	4,863
Accrued expenses and deferred revenue	3,605	2,115
Other	100	91

Net cash provided by operating activities	18,280	17,569

Investing activities:
Property and equipment additions	(13,201)	(16,180)
Note receivable repayments (advances)	567	(1,000)

Net cash used for investing activities	(12,634)	(17,180)

Financing activities:
Repayment of long-term debt	(375)	(1,176)
Payment of capital lease obligations	(279)	(234)
Borrowings under revolving credit facility	4,000	1,000
Repayments of revolving credit facility	(11,000)	—
Debt issuance costs	(367)	—
Proceeds from sale of interest rate swap	3,052	—
Exercise of stock options	2,515	—

Net cash used for financing activities	(2,454)	(410)

Effect of exchange rates on cash	7	102

Increase in cash and cash equivalents	3,199	81
Cash and cash equivalents at beginning of period	2,772	1,107

Cash and cash equivalents at end of period	$5,971	$1,188

The accompanying notes are an integral part of these consolidated financial statements.

LodgeNet Entertainment Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

The accompanying consolidated financial statements as of March 31, 2004, and for the three month periods ended March 31, 2004 and 2003, have been prepared by LodgeNet Entertainment Corporation (the “Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “Commission”). The information furnished in the accompanying consolidated financial statements reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements.

Certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to the rules and regulations of the Commission. Although the Company believes that the disclosures are adequate to make the information presented herein not misleading, it is recommended that these unaudited consolidated financial statements be read in conjunction with the more detailed information contained in the Company’s Annual Report on Form 10-K for 2003, as filed with the Commission. The results of operations for the three-month periods ended March 31, 2004 and 2003 are not necessarily indicative of the results of operations for the full year due to inherent seasonality within the business, among other factors.

The consolidated financial statements include the accounts of LodgeNet Entertainment Corporation and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

NOTE 2 — PROPERTY AND EQUIPMENT, NET

Property and equipment was comprised as follows (in thousands):

	March 31,	December 31,

	2004	2003

Land, building and equipment	$76,510	$76,519
Free-to-guest equipment	31,443	30,990
Guest Pay systems:
Installed system costs	431,292	428,757
Customer acquisition costs	47,710	47,095
System components	28,678	27,674
Software costs	19,467	19,217

Total	635,100	630,252
Less — depreciation and amortization	(413,134)	(403,215)

Property and equipment, net	$221,966	$227,037

NOTE 3 — LOSS PER SHARE COMPUTATION

The Company follows SFAS No. 128, “Earnings Per Share”, which requires the computation and disclosure of two EPS amounts, basic and diluted. Basic EPS is computed based only on the weighted average number of common shares actually outstanding during the period. Diluted EPS is computed based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding during the period. Potential common shares that have an anti-dilutive effect are excluded from diluted earnings per share.

The loss per common share for the three months ended March 31, 2004 and 2003, is based on 12,979,981 and 12,431,149 weighted average shares outstanding during the respective periods. Potential common shares were not included in the computation of diluted earnings per share because their inclusion would be anti-dilutive. As of March 31, 2004 and 2003, the number of potential common shares was approximately 4,570,000 and 4,946,000, respectively. Such potential dilutive common shares consist of stock options, restricted stock, and warrants.

LodgeNet Entertainment Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 4 — STOCK-BASED COMPENSATION

The Company measures compensation costs associated with its stock option plans using the intrinsic value method. Accordingly, compensation costs for stock options are measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. Had compensation costs been determined based on the fair value methodology at the date of grant for awards, net loss and loss per share would have changed to the pro forma amounts as follows for the periods ended March 31 (in thousands of dollars, except per share amounts):

	Three months ended
	March 31,

	2004	2003

Net loss, as reported	$(6,216)	$(8,419)
Add: stock based employee compensation expense determined under fair value method, net of related tax effects	(83)	(79)
Less: stock based employee compensation expense included in reported net loss	(57)

Net loss, pro forma	$(6,242)	$(8,498)

Loss per share (basic and diluted)
As reported	$(0.48)	$(0.68)
Pro forma	(0.48)	(0.68)

In January 2004, the Company awarded 22,500 shares of restricted stock to executive officers of the Company. The shares vest over four years from the date of grant with 50% vested at the end of year three and 50% at the end of year four. The fair value of the restricted shares on the date of grant is amortized ratably over the vesting period. As result of this transaction, the Company recorded $30,000 as compensation expense during the period ended March 31, 2004.

NOTE 5 — ACCRUED EXPENSES

Accrued expenses were comprised as follows (in thousands of dollars):

	March 31,	December 31,

	2004	2003

Accrued taxes	$3,169	$3,160
Accrued compensation	3,668	4,049
Accrued interest	6,204	1,559
Other	3,644	3,929

	$16,685	$12,697

LodgeNet Entertainment Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE 6 — LONG-TERM DEBT AND CREDIT FACILITIES

Long-term debt was comprised as follows (in thousands):

	March 31,	December 31,

	2004	2003

Bank Credit Facility:
Bank term loan	$146,250	$146,625
Revolving credit facility	—	7,000
9.50% senior notes	200,000	200,000
11.50% senior notes	12,000	12,000
Less unamortized discount	(61)	(82)
Capital leases	2,420	2,705

	360,609	368,248
Less current maturities	(8,591)	(8,638)

	$352,018	$359,610

Bank credit facility

On August 29, 2001, the Company entered into a $225 million bank credit facility, comprised of a $150 million term loan and a $75 million revolving credit facility that may be increased to $100 million, subject to certain limitations. The term loan matures in August 2008 and quarterly repayments began in December 2001. The term loan bears interest at the Company’s option of (1) the bank’s base rate plus a margin of 2.75% or (2) LIBOR plus a margin originally established at 4.00%. In January 2004, the Company and the holders of the term loan amended the LIBOR pricing to be LIBOR plus a margin of 3.50%. In April 2004, the Company and the holders of the term loan executed another amendment to establish the LIBOR pricing at LIBOR plus a margin of 2.75%. The term loan interest rate as of March 31, 2004 was 4.61%. The revolving credit facility matures in August 2007 and loans bear interest at the Company’s option of (1) the bank’s base rate plus a margin of from 1.00% to 1.75%, or (2) LIBOR plus a margin of from 2.25% to 3.00%. As of March 31, 2004, there were no amounts outstanding under the revolving credit facility. Loans under the credit facility are collateralized by a first priority security interest in all of the Company’s assets.

The facility provides for the issuance of letters of credit up to $10 million, subject to customary terms and conditions. As of March 31, 2004, the Company had outstanding letters of credit totaling $1.5 million.

The facility includes terms and conditions which require compliance with a material adverse effect covenant as well as the maintenance of certain financial ratios and place limitations on capital expenditures, additional indebtedness, liens, investments, guarantees, asset sales and certain payments or distributions in respect of the common stock. As of March 31, 2004, the Company’s maximum consolidated leverage ratio and minimum consolidated interest coverage ratio were 4.20 and 2.51, respectively, versus covenant ratios of 4.50 and 2.25, respectively. In addition, the Company was in compliance with all covenants, terms and conditions of the bank credit facility.

9.50% senior notes

In June 2003, the Company issued $200 million of unsecured 9.50% Senior Subordinated Notes (the “9.50% Notes”), due June 15, 2013. The 9.50% Notes are unsecured, are subordinated in right of payment to all existing and future senior debt of the Company and rank pari passu in right of payment with any future senior subordinated indebtedness of the Company. The 9.50% Notes require semi-annual interest payments and contain covenants which restrict the ability of the Company to incur additional indebtedness, create liens, pay dividends or make certain distributions with respect to its common stock, redeem capital stock, issue or sell stock of subsidiaries in certain circumstances, effect certain business combinations and effect certain transactions with affiliates or stockholders. As of

LodgeNet Entertainment Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

March 31, 2004, the Company was in compliance with all covenants, terms, and conditions of the 9.50% Notes.

The 9.50% Notes are redeemable at the option of the Company, in whole or in part, on or after June 15, 2008, initially at 104.75% of their principal amount (plus accrued and unpaid interest), declining ratably to 100% of their principal amount (plus accrued and unpaid interest) on or after June 15, 2011. At any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount at 109.50% of the principal amount (plus accrued and unpaid interest) with the cash proceeds of certain equity offerings.

11.50% senior notes

During 1995, the Company issued $30 million principal amount of unsecured 11.50% senior notes (the “11.50% Notes”). The 11.50% Notes are unsecured, rank pari passu in right of payment with future unsubordinated unsecured indebtedness and rank senior in right of payment to all subordinated indebtedness of the Company. Annual principal payments of $6 million commenced in July 2001 and continue through July 2005. The 11.50% Notes require semi-annual interest payments and contain certain covenants including limitations on indebtedness, liens, guarantees, asset sales and certain payments or distributions with respect to capital stock. As of March 31, 2004, the Company was in compliance with all covenants, terms, and conditions of the 11.50% Notes.

The Company issued a total of 480,000 warrants to purchase common stock of the Company in connection with the issuance of the 11.50% Notes. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $7.00 per share. The value of the warrants, $1.68 million, was recorded as additional paid-in capital and shown as a discount on the 11.50% Notes. On January 23, 2004, John Hancock, a holder of the 11.50% Notes, exercised 240,000 warrants using the cashless method as provided for by the 11.50% Notes which resulted in the Company issuing 150,256 shares of common stock.

Capital leases

As of March 31, 2004, the Company has total capital lease obligations of $2,420,000. Equipment acquired under capital lease arrangements totaled $785,000 during the year ended December 31, 2003, and $19,000 during the three months ended March 31, 2004.

Long-term debt has the following scheduled principal maturities for the twelve months ended March 31 (in thousands of dollars): 2005 — $8,591; 2006 — $8,259; 2007 — $1,961; 2008 — $1,548; 2009 — $140,250; and thereafter $200,000.

The Company does not utilize special purpose entities or off-balance sheet financial arrangements.

NOTE 7 —	ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In August 2003, the Company entered into a $50 million interest rate swap agreement, expiring in June 2013, to effectively change the underlying debt from a fixed interest rate to a variable interest rate. In March 2004, the Company terminated the swap arrangement and received proceeds of $3.1 million of which $2.6 million was recorded as a deferred gain. The deferred gain is classified within derivative instruments on the Company’s consolidated balance sheet and will be recognized ratably over the remaining term of the swap agreement.

In addition, the Company has existing interest rate swap agreements on $100 million of long-term debt, of which $50 million expires in December 2005 and $50 million expires in March 2006, to effectively change the underlying debt from a variable interest rate to a fixed interest rate for the term of the swap agreements. The swap agreements have been designated as, and meet the criteria for, cash flow hedges. The Company is required by its bank credit facility to have a minimum of 50% of its term loan balance covered under interest rate swap arrangements and cannot exceed $150 million in swap agreements. The

LodgeNet Entertainment Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Company does not utilize these instruments for speculative or trading purposes. Net amounts paid or received are reflected as adjustments to interest expense.

NOTE 8 — COMPREHENSIVE LOSS

Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income,” provides standards for reporting and disclosure of comprehensive loss and its components. Comprehensive loss reflects the changes in equity during a period from transactions and other events and circumstances. For the Company, comprehensive loss was as follows for the periods ended March 31 (in thousands):

	Three months ended
	March 31,

	2004	2003

Net loss	$(6,216)	$(8,419)
Foreign currency translation adjustment	(103)	865
Unrealized gain on derivative instruments	175	143

Comprehensive loss	$(6,144)	$(7,411)

Components of accumulated other comprehensive loss as shown on the Company’s consolidated balance sheets were as follows (in thousands):

	March 31,	December 31,

	2004	2003

Unrealized loss on derivative instruments	$(8,221)	$(8,396)
Foreign currency translation adjustment	568	671

Accumulated other comprehensive loss	$(7,653)	$(7,725)

LodgeNet Entertainment Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of LodgeNet Entertainment Corporation

In our opinion, the accompanying consolidated balance sheets as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity (deficiency) and cash flows for the years then ended present fairly, in all material respects, the financial position of LodgeNet Entertainment Corporation and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001, and for the year then ended, prior to the revision discussed in note 19, Loss on Early Retirement of Debt, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 6, 2002.

As discussed above, the financial statements of LodgeNet Entertainment Corporation as of December 31, 2001, and for the year then ended, were audited by other independent accountants who have ceased operations. As described in note 19, Loss on Early Retirement of Debt, these financial statements have been revised to include the reclassification required by SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction, which was adopted by the Company during the year ended December 31, 2002. We audited the reclassification in 2001 related to the adoption of SFAS 145 as described in the Summary of Significant Accounting Policies note. In our opinion, the reclassification for 2001 is appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such reclassification, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota

February 3, 2004

LodgeNet Entertainment Corporation and Subsidiaries

REPORT OF INDEPENDENT ACCOUNTANTS

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in the Summary of Significant Accounting Policies note, the corporation has reflected the impact of adopting SFAS 145 on the 2001 consolidated financial statements by reclassifying the loss on the early retirement of debt in 2001. The Arthur Andersen LLP report does not extend to this change to the 2001 consolidated financial statements. The adjustment to the 2001 consolidated financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein.

To LodgeNet Entertainment Corporation:

We have audited the accompanying consolidated balance sheets of LodgeNet Entertainment Corporation (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000*, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001*. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LodgeNet Entertainment Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, LodgeNet Entertainment Corporation and Subsidiaries adopted Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities” which changed its method of accounting for interest rate swaps and other derivatives.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota

February 6, 2002

*	The 2001 and 2000 consolidated balance sheets and the 2000 and 1999 consolidated statements of operations, stockholders’ equity (deficit) and cash flows are not required to be presented.

LodgeNet Entertainment Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(dollar amounts in
	thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$2,772	$1,107
Accounts receivable, net	28,150	28,373
Prepaid expenses and other	3,233	3,772

Total current assets	34,155	33,252
Property and equipment, net	227,037	243,656
Debt issuance costs, net	11,036	7,443
Intangible assets, net	8,270	12,042
Other assets	2,770	1,691

	$283,268	$298,084

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$15,012	$12,812
Current maturities of long-term debt	8,638	9,320
Accrued expenses	12,697	12,977
Deferred revenue	3,918	3,371

Total current liabilities	40,265	38,480
Long-term debt	359,610	344,470
Other long-term liability	3,999	4,995
Derivative instruments	8,396	11,443

Total liabilities	412,270	399,388

Commitments and contingencies

Stockholders’ equity (deficiency):
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued or outstanding
Common stock, $.01 par value, 50,000,000 shares authorized; 12,722,267 and 12,431,149 shares outstanding at December 31, 2003 and 2002, respectively	127	124
Additional paid-in capital	155,163	153,363
Accumulated deficit	(276,567)	(241,515)
Accumulated other comprehensive loss	(7,725)	(13,276)

Total stockholders’ equity (deficiency)	(129,002)	(101,304)

	$283,268	$298,084

The accompanying notes are an integral part of these consolidated financial statements.

LodgeNet Entertainment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2003	2002	2001

	(dollar amounts in thousands,
	except share data)
Revenues:
Guest Pay	$243,732	$226,238	$206,001
Other	6,417	8,752	10,894

Total revenues	250,149	234,990	216,895

Direct costs:
Guest Pay	108,916	96,043	85,288
Other	3,031	4,739	6,802

Total direct costs (exclusive of other operating expenses shown separately below)	111,947	100,782	92,090

Gross profit (exclusive of other operating expenses shown separately below)	138,202	134,208	124,805

Operating expenses:
Guest Pay operations	31,597	30,207	28,698
Selling, general and administrative	21,646	22,108	20,979
Depreciation and amortization	78,459	75,918	66,008

Total operating expenses	131,702	128,233	115,685

Operating income	6,500	5,975	9,120
Investment gains (losses)	250	872	(2,790)
Litigation settlements	—	(2,700)	—
Loss on early retirement of debt	(7,061)	—	(2,091)
Interest expense	(34,239)	(33,037)	(30,306)
Other income (expense), net	(43)	314	348

Loss before income taxes	(34,593)	(28,576)	(25,719)
Provision for income taxes	(459)	(550)	(689)

Net loss	$(35,052)	$(29,126)	$(26,408)

Net loss per common share (basic and diluted)	$(2.80)	$(2.35)	$(2.16)

Weighted average shares outstanding (basic and diluted)	12,512,725	12,378,678	12,248,301

The accompanying notes are an integral part of these consolidated financial statements.

LodgeNet Entertainment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

					Accumulated
	Common stock		Additional		other
			paid-in	Accumulated	comprehensive
	Shares	Amount	capital	deficit	income/(loss)	Total

	(dollar amounts in thousands, except share data)
Balance, December 31, 2000	12,212,039	$122	$150,663	$(185,981)	$(1,230)	$(36,426)
Common stock option activity	72,959	1	793	—	—	794
Warrants issued (Note 13)	—	—	534	—	—	534
Comprehensive loss:
Net loss	—	—	—	(26,408)	—
Foreign currency translation adjustment	—	—	—	—	(693)
Cumulative effect of adoption of SFAS No. 133	—	—	—	—	(1,287)
Unrealized gain (loss) on derivative instruments	—	—	—	—	(4,082)
Comprehensive loss	—	—	—	—	—	(32,470)

Balance, December 31, 2001	12,284,998	$123	$151,990	$(212,389)	$(7,292)	$(67,568)
Common stock option activity	146,151	1	1,030	—	—	1,031
Warrants issued (Note 13)	—	—	343	—	—	343
Comprehensive loss:
Net loss	—	—	—	(29,126)	—
Foreign currency translation adjustment	—	—	—	—	89
Unrealized gain (loss) on derivative instruments	—	—	—	—	(6,073)
Comprehensive loss	—	—	—	—	—	(35,110)

Balance, December 31, 2002	12,431,149	$124	$153,363	$(241,515)	$(13,276)	$(101,304)
Common stock option activity	291,118	3	1,399	—	—	1,402
Warrants issued (Note 13)	—	—	401	—	—	401
Comprehensive loss:
Net loss	—	—	—	(35,052)	—
Foreign currency translation adjustment	—	—	—	—	2,504
Unrealized gain (loss) on derivative instruments	—	—	—	—	3,047
Comprehensive loss	—	—	—	—	—	(29,501)

Balance, December 31, 2003	12,722,267	$127	$155,163	$(276,567)	$(7,725)	$(129,002)

The accompanying notes are an integral part of these consolidated financial statements.

LodgeNet Entertainment Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

	2003	2002	2001

	(dollar amounts in thousands)
Operating activities:
Net loss	$(35,052)	$(29,126)	$(26,408)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	78,459	75,918	66,008
Investment (gains) losses	(250)	(872)	2,790
Loss on early retirement of debt	2,477	—	2,091
Change in operating assets and liabilities:
Accounts receivable	499	(1,684)	(212)
Prepaid expenses and other	580	(844)	1,080
Accounts payable	2,120	(1,694)	1,435
Accrued expenses and deferred revenue	(162)	2,208	(86)
Other	(108)	(137)	(221)

Net cash provided by operating activities	48,563	43,769	46,477

Investing activities:
Property and equipment additions	(52,868)	(72,115)	(78,386)
Proceeds from sale of investments	—	—	1,393
Note receivable advances	(1,000)	—	—
Proceeds from (investments in) affiliates, net	250	1,407	(1,002)

Net cash used for investing activities	(53,618)	(70,708)	(77,995)

Financing activities:
Proceeds from long-term debt	200,000	—	150,000
Repayment of long-term debt	(158,301)	(7,542)	(81,428)
Payment of capital lease obligations	(1,052)	(707)	(498)
Borrowings under revolving credit facility	30,500	40,000	27,000
Repayments of revolving credit facility	(57,500)	(6,000)	(61,000)
Debt issuance costs	(7,902)	(269)	(5,829)
Exercise of stock options	1,402	1,031	794
Payment of other long-term liability	(779)	—	—

Net cash provided by financing activities	6,368	26,513	29,039

Effect of exchange rates on cash	352	5	(52)

Increase (decrease) in cash and cash equivalents	1,665	(421)	(2,531)
Cash and cash equivalents at beginning of period	1,107	1,528	4,059

Cash and cash equivalents at end of period	$2,772	$1,107	$1,528

The accompanying notes are an integral part of these consolidated financial statements.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	THE COMPANY

LodgeNet Entertainment Corporation is one of the world’s largest and leading providers of interactive television systems and broadband services to hotels, resorts and casinos throughout the United States and Canada, as well as select international markets. It is estimated that more than 260 million guests a year have access to a wide variety of LodgeNet’s interactive television services, which are designed to make their stay more enjoyable, productive and convenient. As of December 31, 2003, the Company provided television services to approximately 5,800 hotel properties serving nearly one million rooms.

The Company’s operating performance and outlook are strongly influenced by such factors as hotel occupancy levels and economic conditions in the lodging industry, the number of hotel rooms equipped with the Company’s interactive systems, hotel guest demographics, the number and type of product offerings, the popularity and availability of programming, and competitive factors.

The rapid growth of the Company’s business has historically required capital resources in excess of operating cash flows. The Company believes that its operating cash flows and borrowings available under its Credit Facility will be sufficient to fund the Company’s future growth plans, financing obligations and its negative working capital. However, if operating cash flows are significantly below the amount anticipated in its current business plan, the Company would cover the short fall through any combination of additional borrowings available under its current Credit Facility, a reduction in capital spending and/or a reduction in operating expenses.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliates in which the Company had significant influence, but not effective control generally represented by common stock ownership of at least 20% but not more than 50%, have been accounted for using the equity method of accounting for an investment.

Foreign currency translation

The assets and liabilities of the Company’s Canadian subsidiary were translated at year-end exchange rates. Statement of operations items were translated at average exchange rates during the periods.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and costs during the reporting periods. Actual results could differ from those estimates.

Long-lived assets

The Company reviews the carrying value of long-lived assets such as property and equipment and intangible assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized to reduce the carrying value of the asset to its estimated fair value.

Property and equipment

The Company’s property and equipment is stated at cost, net of accumulated depreciation and amortization. Installed Guest Pay and free-to-guest systems consist of equipment, related costs of installation, including certain payroll costs, sales commissions and customer acquisition costs. Maintenance costs, which do not significantly extend the useful lives of the respective assets, and repair costs are charged to

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Guest Pay operations as incurred. The Company begins depreciating Guest Pay and free-to-guest systems when such systems are installed and activated. Depreciation of other equipment begins when such equipment is placed in service. The Company attributes no salvage value to equipment, and depreciation and amortization are computed using the straight-line method over the following useful lives:

Years

Buildings	30
Guest Pay systems:
Installed system costs	2 - 7
Customer acquisition costs	5 - 7
System components	5 - 7
Software costs	3 - 5
Other equipment	3 - 10

Allowance for excess or obsolete system components

The Company regularly evaluates component levels to ascertain build requirements based on its backlog and service requirements based on its current installed base. When a certain system component becomes obsolete due to technological changes and it is determined that the component cannot be utilized within its current installed base, the Company records a provision for excess and obsolete component inventory based on estimated forecasts of product demand and service requirements. The Company makes every effort to ensure the accuracy of its forecasts of service requirements and future production, however any significant unanticipated changes in demand or technological advances could have an impact on the value of system components and reported operating results.

Software development

The Company has capitalized certain costs of developing software for its Guest Pay systems in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Capitalized costs are reported at the lower of unamortized cost or net realizable value, and are amortized over the system’s estimated useful life, not to exceed five years. Guest Pay system development costs capitalized were $1,993,000, $2,705,000 and $1,152,000 during the years ended December 31, 2003, 2002 and 2001, respectively, and amortization of such costs was $2,471,000, $1,896,000 and $1,529,000, respectively. The Company charged $671,000, $814,000, and $842,000 to operations for each of the years presented related to research and development activities.

Revenue recognition

The Company’s revenue from the sale of interactive television services is recognized in the period the services are provided. In addition, the Company generates nominal revenue from the sale of system equipment and service parts and labor, which is recognized when the equipment is delivered or the service has been provided. Deferred revenue consists of advance billings for certain interactive television services that are recognized in the periods that services are provided.

The Company’s Guest Pay revenue consists of services that are purchased by guests on a per-view, hourly, or daily basis and include on-demand movies, music and music videos, video games, Internet on television (which does not require a laptop), and television on-demand programs. Guest Pay packages may also include additional satellite-delivered basic and premium television, video review of room charges, video checkout, guest surveying, and merchandising services that are paid for by the hotel and provided to guests at no charge. In addition, the Company provides high-speed laptop Internet access services that hotels can also provide to their guests. The primary direct costs of providing Guest Pay interactive services are (i) license fees based on a percent of guest-generated revenue paid to studios for non-exclusive distribution rights to recently-released major motion pictures; (ii) nominal one-time license fees paid for independent films, most of which are non-rated and intended for mature audiences; (iii) license fees based on a percent of guest-generated revenue for television on demand, music, music videos and video games; (iv) fixed monthly programming charges paid primarily to DIRECTV for satellite-delivered basic and

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

premium television programming; (v) Internet connectivity costs; and (vi) the commission retained by the hotel. Guest Pay operating expenses include costs of system maintenance and support, programming delivery and distribution, data retrieval, insurance, and personal property taxes.

Concentration of credit risks and customer data

The Company derives virtually all of its revenue from entities in the lodging industry. During 2003, hotels owned, managed or franchised by Hilton Hotels Corporation (Hilton) represented approximately 12.5% of the Company’s consolidated revenue. The loss of this hotel chain customer could have a material adverse effect on the Company’s results of operations and financial condition.

Allowance for doubtful accounts

The Company determines the estimate of the allowance for doubtful accounts considering several factors, including: (1) historical experience, (2) aging of the accounts receivable, and (3) contract terms between the hotel and the Company. In accordance with the Company’s hotel contracts, monies collected by the hotel for interactive television services are held in trust on behalf of the Company. Collectibility is reasonably assured as supported by the Company’s nominal write-off history. If the financial condition of a hotel chain or group of hotels were to deteriorate and reduce the ability to remit the Company’s monies, the Company may be required to increase its allowance by recording additional bad debt expense. The allowance for doubtful accounts was $300,000 at December 31, 2003 and 2002. The provision for doubtful accounts was $313,000 in 2003, $754,000 in 2002, which included $471,000 of uncollectible receivables from the termination of InnMedia, and $148,000 in 2001.

Derivative financial instruments

The Company follows Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

In August 2003, the Company entered into a $50 million interest rate swap agreement, which expires in June 2013, to effectively change the underlying debt from a fixed interest rate to a variable interest rate. The swap agreement has been designated as, and meets the criteria for, a fair value hedge. In addition, the Company had existing interest rate swap agreements on $100 million of long-term debt, of which $50 million expires in December 2005 and $50 million expires in March 2006, to effectively change the underlying debt from a variable interest rate to a fixed interest rate for the term of the swap agreements. The swap agreements have been designated as, and meet the criteria for, cash flow hedges. The Company is required by its bank Credit Facility to have a minimum of 50% of its term loan balance covered under interest rate swap arrangements and cannot exceed $150 million in swap agreements. The Company does not utilize these instruments for speculative or trading purposes. Net amounts paid or received are reflected as adjustments to interest expense.

Income taxes

The Company accounts for income taxes under the liability method, in accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities. Measurement is based on enacted tax rates applicable to the periods in which such differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive loss

The Company follows SFAS No. 130, “Reporting Comprehensive Income,” which requires companies to report all changes in equity during a period, except those resulting from investments by owners and distributions to owners, in a financial statement for the period in which they are recognized. Total comprehensive loss is disclosed in the consolidated statement of stockholders’ equity (deficiency) and includes net loss and other comprehensive income (loss), which is comprised of unrealized gains (losses) on marketable securities available for sale, unrealized gains (losses) on derivative instruments and foreign currency translation adjustments. Accumulated balances for each component of other comprehensive income (loss) were as follows:

	Unrealized	Foreign	Accumulated
	gain (loss) on	currency	other
	derivative	translation	comprehensive
	instruments	adjustment	income (loss)

Balance, December 31, 2000	$—	$(1,230)	$(1,230)
Change during period	(5,369)	(693)	(6,062)

Balance, December 31, 2001	(5,369)	(1,923)	(7,292)
Change during period	(6,073)	89	(5,984)

Balance, December 31, 2002	(11,442)	(1,834)	(13,276)
Change during period	3,047	2,504	5,551

Balance, December 31, 2003	$(8,395)	$670	$(7,725)

Earnings per share computation

The Company follows SFAS No. 128, “Earnings Per Share” which requires the computation and disclosure of basic and diluted earnings per share (EPS). Basic EPS is computed based only on the weighted average number of common shares actually outstanding during the period. Diluted EPS is computed based on the weighted average number of common shares outstanding plus all potentially dilutive common shares outstanding during the period. Potential common shares that have an anti-dilutive effect are excluded from diluted earnings per share.

The loss per common share for the three years ended December 31, 2003, 2002 and 2001, is based on 12,512,725, 12,378,678 and 12,248,301 weighted average shares outstanding during the respective periods. Weighted average options to purchase 2,858,237, 2,612,861, and 2,261,948 shares of common stock and warrants to purchase 2,122,000, 2,059,000, and 2,004,000 shares of common stock were not included in computing diluted EPS because their effects were antidilutive for each of the years presented.

Stock-based compensation

The Company measures compensation costs associated with its stock option plans using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. Had compensation costs been determined based on the fair value method at the date of grant for awards, net loss and loss per share would have changed to the pro forma amounts as follows for the years ended December 31 (in thousands of dollars, except per share amounts):

	2003	2002	2001

Net loss, as reported	$(35,052)	$(29,126)	$(26,408)
Add: stock based employee compensation expense determined under fair value method, net of related tax effects	(3,839)	(4,385)	(2,924)

Net loss, pro forma	$(38,891)	$(33,511)	$(29,332)

Loss per share (basic and diluted)
As reported	$(2.80)	$(2.35)	$(2.16)
Pro forma	(3.11)	(2.71)	(2.39)

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 to the consolidated financial statements contain the significant assumptions used in determining the underlying fair value of options.

Statements of cash flows

Cash equivalents are comprised of demand deposits and temporary investments in highly liquid securities having original maturities of 90 days or less at the date of purchase. Cash paid for interest was $34,636,000, $33,059,000, and $32,076,000 during the years ended December 31, 2003, 2002, and 2001, respectively. Equipment acquired under capital lease arrangements totaled $785,000, $2,208,000, and $1,100,000 during the years ended December 31, 2003, 2002, and 2001, respectively. During 2003, 2002 and 2001, the Company issued 65,808, 48,042 and 48,156 stock purchase warrants valued at $401,000, $343,000 and $534,000, respectively to Hilton Hotels Corporation (Hilton) to acquire rights to deliver interactive television services in Hilton hotels.

Effect of recently issued accounting standards

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — as Amendment to FAS 123.” SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock based compensation. In addition, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123, which provide for additional transition methods, were effective for periods beginning after December 15, 2002, although earlier application was permitted. Certain disclosure amendments were required for financial statements for fiscal years ending after December 15, 2002, and have been reflected in these consolidated financial statements. The remaining amendments to the disclosure requirements were required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure provisions of this statement and had no impact to the consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and issued a revised interpretation in December 2003 (FIN 46R). FIN 46R requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. FIN 46R must be applied for periods ending after March 15, 2004, and is effective immediately for all variable interest entities created after January 31, 2003. The Company does not have ownership in any variable interest entities and the adoption of FIN 46R had no impact on the Company’s financial condition or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement, effective July 1, 2003, had no effect on the Company’s financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatory redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise it was generally effective on July 1, 2003. The adoption of this statement had no impact on the Company’s consolidated financial position or results of operations.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2003, the FASB Emerging Issues Task Force (EITF) reached a final consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses how to account for multiple-deliverable revenue arrangements and focuses on when a revenue arrangement should be separated into different revenue-generating deliverables or “units of accounting” and if so, how the arrangement considerations should be allocated to the different deliverables or units of accounting. The provisions of EITF 00-21 were effective for revenue arrangements entered into at the beginning of the first interim period after June 15, 2003. The adoption of EITF 00-21 did not have an impact on the Company’s consolidated financial position or results of operations.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition”, which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition”, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 had no impact on the Company’s consolidated financial position or results of operations.

NOTE 3 — INVESTMENTS

Gamet and PointOne

In the first quarter of 2003, the Company entered into an agreement with Gamet Technology, Inc (“Gamet”), a company engaged in the casino system technology industry, to form a limited liability company, PointOne Technologies, LLC (“PointOne”). The business purpose of PointOne was to engage in the development of server-based gaming systems for the casino industry by utilizing some of the Company’s intellectual property. The Company entered into a technology licensing agreement with PointOne, for which the Company received a 37.5% equity interest in PointOne, which could be diluted to less than 20% under certain circumstances. The Company’s contribution consisted of the license of certain technology rights to PointOne, and accordingly did not record an investment in PointOne as an asset. Gamet also contributed certain intellectual property related to server-based gaming to PointOne and entered into a technology licensing agreement with PointOne for other owned software, pursuant to which Gamet received a 62.5% equity interest in PointOne.

Other than the non-exclusive and non-transferable rights to utilize the Company’s licensed technology, the Company did not provide additional funding nor was the Company obligated or committed to providing any current and future funds to PointOne. The Company also reserved the right to terminate its technology licensing agreement if PointOne did not attain a specified level of funding by September of 2003. PointOne raised $850,000 in financing from private investors. However, PointOne was not able to obtain additional funds through permanent equity financing or other sources. In May 2003, PointOne’s operations were suspended. The parties are currently in dispute regarding the ultimate disposition of PointOne and its technology. During the second quarter, the Company provided certain services to PointOne for which the Company invoiced approximately $100,000. This amount due from PointOne was fully reserved as a bad debt expense during the second quarter of 2003.

During the first quarter of 2003, the Company advanced $1.0 million to Gamet pursuant to a written promissory note. The note is personally guaranteed by the principal owners of Gamet and collateralized by the unconditional assignment of rights to receive quarterly payments due to the principal owner pursuant to a long-term note held by the principal owner in connection with the sale of a prior business. The note was due and payable on April 18, 2003. On July 2, 2003, the Company filed a lawsuit in U.S. District Court, Southern Division, in South Dakota, against Gamet and against Steve and Margaret Urie (the “Uries”) Gamet’s principal owners demanding payment of the promissory note. On August 12, 2003, the defendants submitted an answer denying liability on the Note. Gamet also asserted a counterclaim against LodgeNet alleging that LodgeNet’s failure to procure private financing for PointOne Technologies, L.L.C., a joint venture between LodgeNet and Gamet, caused Gamet to suffer damages in an undetermined amount. On December 29, 2003, the Uries and various companies owned or controlled by the Uries, including Gamet, filed for Chapter 11 reorganization in the U.S. Bankruptcy Court of the District of Nevada. It is expected that the various bankruptcy cases will be consolidated for court

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management and trustee administration purposes into one case. As a result of the bankruptcy filings, LodgeNet’s claims against the Uries and Gamet are stayed. Based on the Company’s current expectation, collection on the Note is expected to begin in 2005 and be completed by 2008.

InnMedia LLC

In 2000, the Company entered into an arrangement with Hilton Hotels Corporation (“Hilton”) to form a new broadband, interactive media company, InnMedia LLC (InnMedia). InnMedia provided hotel guests new and innovative interactive television content through Internet on television as well as customized hotel and guest information. Under this arrangement, InnMedia supplied Internet portal and interactive television content to LodgeNet for distribution to subscribing hotels using LodgeNet’s broadband, interactive system for which it paid LodgeNet a fee for the use of LodgeNet’s system. The arrangement included $5 million in financing from LodgeNet and $5 million in financing from Hilton to fund start-up and near-term operating costs. The Company had a 47.5% equity interest in InnMedia and accounted for its investment using the equity method of accounting. For the year ended December 31, 2001, the Company recorded an equity loss of $2.6 million.

InnMedia began delivery of content and services in the third quarter of 2001 under the arrangement described above. In connection with the services provided, the Company charged InnMedia for system access fees of $866,000, connectivity costs of $1.2 million, and support and administrative expenses of $1.4 million for the year ended December 31, 2001. The Company recorded system access fees within Guest Pay revenue. Guest Pay direct costs and operating expenses were reduced in conjunction with amounts charged for connectivity and support and administrative expenses, respectively.

On April 12, 2002, the Company terminated the Distribution and Carriage Agreement, dated October 9, 2000, and Services Agreement, dated October 9, 2000, with InnMedia. The terminations followed the institution of legal proceedings by InnMedia against the Company. The agreements were terminated due to, among other things, InnMedia’s effective repudiation of the agreements and InnMedia’s failure to perform. As a result of the dispute with InnMedia, the Company charged off $471,000 in uncollectible receivables and continued to incur the costs associated with the provisioning of InnMedia’s services, totaling $914,000 through the end of July 2002. Prior to the terminations, the Company had charged InnMedia for system access fees of $633,000, connectivity costs of $793,000, and support and administrative expenses of $355,000 related to the first quarter of 2002. Amounts charged to InnMedia were recorded within the Company’s statement of operations as previously described above.

Effective July 31, 2002, the Company and InnMedia’s co-owner, Hilton, mutually agreed to dissolve InnMedia. InnMedia and the Company mutually released their claims against each other, and the lawsuit filed by InnMedia against the Company was dismissed with prejudice on August 7, 2002. During the third quarter of 2002, the Company contributed $252,000 for its share of pre-dissolution operating costs and recorded this amount as an equity loss in the same period. For the year ended December 31, 2002, the Company recorded an equity loss of $419,000. In 2003, InnMedia was fully dissolved with no additional funding required to cover dissolution expenses.

ResNet merger/ GICC investment

In November 1998, the operations of the Company’s majority-owned subsidiary, ResNet Communications, LLC (“ResNet”), were merged with two non-affiliated entities to form Global Interactive Communications Corporation (“GICC”). GICC’s business consisted of providing cable television programming and telecommunications services to the multi-family dwelling unit market. The Company contributed net assets totaling $31.3 million in exchange for a 30% equity interest in GICC and notes receivable totaling $10.8 million. The Company accounted for its investment in GICC using the equity method of accounting and recorded a loss of $183,000 for the year ended 2001. In the second quarter of 2001, the Company transferred its equity interest back to GICC and had no further financing obligation to GICC. GICC filed for bankruptcy protection in the third quarter of 2001. In 2002, the Company recovered the full amount of its receivable, which was $316,000 as of December 31, 2001, and recorded an investment

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

gain of $1.3 million from the $1.7 million in proceeds derived from the sale of GICC’s assets. The Company received the final proceeds in 2003 and recorded an investment gain of $250,000.

NOTE 4 — FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values and carrying amounts in the financial statements are as follows at December 31 (in thousands of dollars):

	2003		2002

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Assets (Liabilities):
Interest rate swaps	$(8,396)	$(8,396)	$(11,443)	$(11,443)
Other long-term liability	$(3,999)	$(3,999)	$(4,995)	$(4,995)
Long-term debt	$(368,248)	$(387,328)	$(353,790)	$(347,070)

Fair values were determined under the following methods: interest rate swaps — quoted amount the Company would pay to terminate the swap agreements, considering current interest rates; other long-term liability — present value of future cash flows using the Company’s current interest rates; and long-term debt — interest rates currently available to the Company for debt with similar terms and maturities. For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short maturities.

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment was comprised as follows at December 31 (in thousands of dollars):

	2003	2002

Land, building and equipment	$76,519	$73,152
Free-to-guest systems	30,990	28,160
Guest Pay systems:
Installed system costs	428,757	403,366
Customer acquisition costs	47,095	43,291
System components	27,674	28,867
Software costs	19,217	17,224

Total	630,252	594,060
Less — Depreciation and amortization	(403,215)	(350,404)

Property and equipment, net	$227,037	$243,656

NOTE 6 — DEBT ISSUANCE COSTS

Costs associated with the issuance of debt securities and with obtaining credit facilities are capitalized and amortized over the term of the related borrowing or facility. The Company capitalized $7,902,000, $269,000 and $5,829,000 of debt issuance costs during the years ended December 31, 2003, 2002 and 2001, respectively. Unamortized debt issuance costs of $2,091,000 and $2,477,000 were written off in 2003 and 2001, respectively resulting in a loss on early retirement of debt (see Note 19). Amortization of the debt issuance costs was $1,831,000 in 2003, $2,002,000 in 2002, and $1,178,000 in 2001. The

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

components of the debt issuance costs recorded in the balance sheets are as follows at December 31 (in thousands of dollars):

	2003	2002

Debt issuance costs	$14,812	$13,851
Accumulated amortization	(3,776)	(6,408)

	$11,036	$7,443

NOTE 7 — INTANGIBLE ASSETS

The Company has intangible assets consisting of an acquired business, certain acquired technology, patents, trademarks and licensee fees. The Company accounts for these assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. The intangible assets have been deemed to have definite useful lives and are amortized over their current estimated useful lives ranging from three to five years.

In July 2002, the Company expanded its master services agreement with Hilton Hotels Corporation and acquired the right to provide Internet on television access and television on-demand programming services to participating hotels and the right to independently pursue and further develop interactive television content throughout the Company’s entire room base. As consideration, the Company agreed to pay Hilton $5.8 million, on a present value basis, over a five-year period. Approximately $5.8 million has been capitalized within intangible assets and is being amortized on a straight-line basis over its estimated useful life of five years.

The Company has the following intangible assets at December 31 (in thousands of dollars):

	2003		2002

	Carrying	Accumulated	Carrying	Accumulated
	amount	amortization	amount	amortization

Assets subject to amortization:
Acquired technology	$14,291	$10,406	$14,291	$7,892
Acquired intangibles	5,774	1,636	5,774	481
Other	539	292	539	189

	$20,604	$12,334	$20,604	$8,562

The Company recorded amortization expense of $3,772,000, $2,548,000 and $2,451,000 during the years ended December 31, 2003, 2002 and 2001, respectively. The Company estimates amortization expense for the years ended December 31, as follows: 2004 — $3,631,000; 2005 — $2,602,000; 2006 — $1,307,000; 2007 — $673,000. The future amortization expense is an estimate. Actual amounts may change from such estimated amounts due to additional intangible asset acquisitions, potential impairment, accelerated amortization, or other events.

NOTE 8 — ACCRUED EXPENSES

Accrued expenses were comprised as follows at December 31 (in thousands of dollars):

	2003	2002

Accrued taxes	$3,160	$3,143
Accrued compensation	4,049	3,699
Accrued interest	1,559	1,956
Other	3,929	4,179

	$12,697	$12,977

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 — LONG-TERM DEBT AND CREDIT FACILITIES

Long-term debt was comprised as follows at December 31 (in thousands of dollars):

	2003	2002

Bank Credit Facility:
Bank term loan	$146,625	$148,125
Revolving credit facility	7,000	34,000
9.50% senior notes	200,000	—
10.25% senior notes	—	150,000
11.50% senior notes	12,000	18,000
Less unamortized discount	(82)	(186)
Capital leases	2,705	3,050
Other	—	801

	368,248	353,790
Less current maturities	(8,638)	(9,320)

	$359,610	$344,470

Bank credit facility

On August 29, 2001, the Company entered into a $225 million bank credit facility, comprised of a $150 million term loan and a $75 million revolving credit facility that may be increased to $100 million, subject to certain limitations. The term loan matures in August 2008 and quarterly repayments began in December 2001. The term loan bears interest at the Company’s option of (1) the bank’s base rate plus a margin of 2.75% or (2) LIBOR plus a margin of 4.00%. In January 2004, the term loan was amended to define the interest rate to be (1) the bank’s base rate plus a margin of 2.75% or (2) LIBOR plus a margin of 3.50%. The term loan interest rate as of December 31, 2003 was 5.16%. The revolving credit facility matures in August 2007 and borrowings under the credit facility bear interest at the Company’s option of (1) the bank’s base rate plus a margin of from 1.00% to 1.75%, or (2) LIBOR plus a margin of from 2.25% to 3.00%. The weighted average interest rate of the revolving credit facility as of December 31, 2003, was 5.86%. Loans under the Credit Facility are collateralized by a first priority security interest in all of the Company’s assets.

The facility provides for the issuance of letters of credit up to $10 million, subject to customary terms and conditions. As of December 31, 2003, the Company had outstanding letters of credit totaling $1.5 million.

The facility includes terms and conditions which require compliance in accordance with a material adverse effect covenant as well as the maintenance of certain financial ratios and place limitations on capital expenditures, additional indebtedness, liens, investments, guarantees, asset sales and certain payments or distributions in respect of the common stock. In June 2003, the Company received consent to offer the 9.50% senior subordinated notes described below, and amended its existing bank Credit Facility. The amendment modified the covenants for maximum consolidated total leverage ratio and minimum consolidated interest coverage ratio. The allowable maximum consolidated total leverage ratio increased from 4.5 to 5.0 until the end of the fourth quarter 2003 at which time, the ratio steps down to 4.75 times for the first two quarters of 2004 and to 4.5 times for the last two quarters of 2004. The minimum consolidated interest coverage ratio change from 2.25 to 2.50 was deferred from the third quarter 2004 until the first quarter 2005. As of December 31, 2003, the Company’s leverage and interest coverage ratios were 4.39 and 2.44, respectively. Upon refinancing of the 10.25% Notes, the Company, at its sole discretion and without the payment of any additional costs, expenses or fees, extended the maturity dates of the term loan and the revolver loan from June 2006 to August 2008 and August 2007, respectively. The Company was in compliance with all covenants, terms and conditions of the bank Credit Facility.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.50% senior notes

In June 2003, the Company issued $200 million of unsecured 9.50% Senior Subordinated Notes (the “9.50% Notes”), due June 15, 2013. The proceeds of the 9.50% Notes, which were issued at par, after underwriter fees and offering expenses, were approximately $192.5 million. Approximately $154.8 million of such proceeds were used to redeem the outstanding principal amount of the 10.25% Senior Notes, pay accrued interest, pay call premiums, and pay related fees. Approximately $35 million of the proceeds were used to pay all outstanding amounts under the Company’s Credit Facility. The remaining proceeds of approximately $2.7 million were placed in cash for use in funding general corporate purposes.

The 9.50% Notes are unsecured, are subordinated in right of payment to all existing and future senior debt of the Company and rank pari passu in right of payment with any future senior subordinated indebtedness of the Company. The 9.50% Notes require semi-annual interest payments, commencing December 15, 2003, and contain covenants which restrict the ability of the Company to incur additional indebtedness, create liens, pay dividends or make certain distributions in respect to its common stock, redeem capital stock, issue or sell stock of subsidiaries in certain circumstances, effect certain business combinations and effect certain transactions with affiliates or stockholders. As of December 31, 2003, the Company was in compliance with all covenants, terms, and conditions of the 9.50% Notes.

The 9.50% Notes are redeemable at the option of the Company, in whole or in part, on or after June 15, 2008, initially at 104.75% of their principal amount (plus accrued and unpaid interest), declining ratably to 100% of their principal amount (plus accrued and unpaid interest) on or after June 15, 2011. At any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount at 109.50% of the principal amount (plus accrued and unpaid interest) with the cash proceeds of certain equity offerings.

10.25% senior notes

In December 1996, the Company issued $150 million of unsecured 10.25% senior notes (the “10.25% Notes”), due December 15, 2006. The 10.25% Notes were unsecured, ranked pari passu in right of payment with future unsubordinated unsecured indebtedness and ranked senior in right of payment to all subordinated indebtedness of the Company. The 10.25% Notes required semi-annual interest payments and contained certain covenants including limitations on indebtedness, liens, guarantees, asset sales and certain payments or distributions in respect to capital stock. On June 20, 2003, the Company redeemed approximately 79% of its outstanding 10.25% Notes at 102.688% of their principal amount, with the balance of the outstanding 10.25% Notes redeemed on July 1, 2003 at 102.563% of their principal amount, as part of its refinancing in which the 9.50% Notes were issued.

11.50% senior notes

During 1995, the Company issued $30 million principal amount of unsecured 11.50% senior notes (the “11.50% Notes”). The 11.50% Notes are unsecured, rank pari passu in right of payment with future unsubordinated unsecured indebtedness and rank senior in right of payment to all subordinated indebtedness of the Company. Annual principal payments of $6 million commenced in July 2001 and continue through July 2005. The 11.50% Notes require semi-annual interest payments and contain certain covenants including limitations on indebtedness, liens, guarantees, asset sales and certain payments or distributions in respect to capital stock. As of December 31, 2003, the Company was in compliance with all covenants, terms, and conditions of the 11.50% Notes.

The Company issued a total of 480,000 warrants to purchase common stock of the Company in connection with the issuance of the 11.50% Notes. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $7.00 per share. The value of the warrants, $1.68 million, was recorded as additional paid-in capital and shown as a discount on the 11.50% Notes.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capital leases

As of December 31, 2003, the Company has total capital lease obligations of $2,705,000. Equipment acquired under capital lease arrangements totaled $785,000, $2,208,000, and $1,100,000 during the years ended December 31, 2003, 2002, and 2001, respectively.

Long-term debt has the following scheduled principal maturities for the years ended December 31 (in thousands of dollars): 2004 — $8,638; 2005 — $8,296; 2006 — $2,083; 2007 — $8,604; 2008 — $140,625, beyond 2008 — $200,000.

The Company does not utilize special purpose entities or off-balance sheet financial arrangements.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Programming agreements

The Company obtains non-exclusive rights to show recently released major motion pictures from motion picture studios pursuant to an agreement with each studio that is typically two to three years in length. The royalty rate for each movie is pre-determined, with the studio receiving a percentage of the gross revenue from the movie. For its television on-demand programming, the Company obtains rights to release television on-demand content for which the Company pays a predetermined percentage of gross revenue or a one-time fixed fee. The Company obtains independent films, most of which are non-rated and intended for mature audiences, for a one-time fixed fee. The Company also obtains non-exclusive rights to digital music content through an agreement with a third party vendor, whereby the Company pays a predetermined percentage of the gross revenue from the music service. The Company obtains its selection of Nintendo video games pursuant to a non-exclusive license agreement with Nintendo. Under the terms of the agreement, the Company pays a monthly fee based on revenue generated from Nintendo video game services. These agreements contain various restrictions, including default and termination procedures.

Purchase commitments

The Company has purchase commitments in the ordinary course of business, none of which are expected to result in losses.

Operating leases

The Company has entered into certain operating leases, which at December 31, 2003, require future minimum lease payments, as follows: 2004 — $499,000; 2005 — $441,000; 2006 — $362,000; 2007 — $234,000; 2008 — $126,000; 2009 — $42,000. The leases expire at dates ranging from 2004 to 2009. Rental expense under all operating leases was $654,000, $591,000, and $536,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Hilton agreement

Effective July 31, 2002, the Company expanded its master services agreement with Hilton Hotels Corporation. The Company acquired the right to provide Internet on television access and television on-demand programming services to participating hotels and the right to independently pursue and further develop interactive television content throughout the Company’s entire room base. As consideration, the Company agreed to pay Hilton $5.8 million, on a present value basis, over a five-year period (see Note 7).

Legal proceedings

The Company is subject to legal proceedings and claims arising in the ordinary course of its businesses. As of the date hereof, in the opinion of management, it is remote that the resolution of such matters will have a material adverse effect on the Company’s financial position, results of operations, or cashflows.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 — STOCKHOLDERS’ EQUITY

Preferred stock

The Board of Directors may authorize the issuance of preferred stock, $.01 par value, in one or more series and with rights and privileges for each issue as determined by the Board of Directors.

Stockholder rights plan

On February 28, 1997, the Board of Directors of the Company authorized and adopted a Stockholder Rights Plan. Pursuant to the rights plan, the Board of Directors declared a dividend distribution of one right for each outstanding share of common stock of the Company to stockholders of record at the close of business on March 10, 1997.

Initially, the rights are attached to all common stock certificates and no separate rights certificates will be distributed. The rights will separate from the common stock and be distributed upon the occasion of (i) a public announcement that a person, group or entity has acquired or obtained the right to acquire 15% or more of the common stock of the Company or (ii) ten days following the commencement of, or an announcement of the intention to make, a tender or exchange offer which would result in a person, group or entity becoming the holder of 15% or more of the Company’s common stock. The rights are not exercisable until distributed.

In general, each right, when exercisable, initially entitles the registered holder to purchase from the Company one-thousandth of a share of a new series of preferred stock, designated as Series A Participating Preferred Stock, par value $.01, at a price of $60.00 per share. In certain other events, after the rights have become exercisable, each right entitles the holder to purchase for $60.00 an amount of common stock of the Company, or in certain circumstances securities of the acquirer, having a then-current market value of two times the exercise price of the right. The rights include anti-dilution provisions in the event of a stock dividend, split-up or reclassification of the common stock. The preferred stock purchasable upon exercise of the rights will be non-redeemable and junior to any other issue of preferred stock the Company might issue, and will include dividend and liquidation preferences. No stockholder privileges attach to the rights until exercised.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 — STOCK OPTION PLANS

The Company has stock options plans that provide for the granting of up to 4,876,792 non-qualified or incentive stock options on the Company’s common stock. Certain officers, directors and key employees have been granted options to purchase common stock of the Company under these plans. Stock options issued under the plans generally have an exercise price equal to the fair market value on the date of grant. Options become exercisable in accordance with vesting schedules determined by a committee of the Board of Directors, and generally expire ten years after the date of grant. Options totaling 4,700 expired as of December 31, 2003, and outstanding options expire beginning in 2004 through 2013. The following is a summary of the stock option activity for the years ended December 31:

		Weighted
		average
	Options	exercise
	outstanding	price

Balance at December 31, 2000	2,274,002	$13.32
Options granted	485,284	16.61
Options exercised	(72,959)	10.86
Options forfeited/canceled	(86,350)	17.87

Balance at December 31, 2001	2,599,977	13.81
Options granted	493,345	12.06
Options exercised	(146,151)	7.06
Options forfeited/canceled	(14,000)	18.23

Balance at December 31, 2002	2,933,171	13.83
Options granted	89,965	12.02
Options exercised	(291,118)	6.03
Options forfeited/canceled	(79,357)	10.24

Balance at December 31, 2003	2,652,661	$14.73

The following is a summary of stock options outstanding as of December 31, 2003:

	Outstanding options			Exercisable options

		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Exercise price range	Number	term in years	price	Number	price

$ 2.77 to $ 3.23	14,395	1.0	3.23	14,395	3.23
$ 6.46 to $ 9.79	214,366	3.1	8.81	199,866	8.84
$10.19 to $13.77	979,725	5.9	11.04	756,475	11.28
$14.00 to $15.84	427,300	6.5	15.70	318,492	15.74
$16.00 to $17.50	511,875	7.0	16.52	296,891	16.55
$18.08 to $24.64	505,000	6.6	22.07	434,750	21.87

	2,652,661	6.1	$14.73	2,020,869	$14.74

The weighted average fair value of options granted during the year ended December 31 was as follows:

	2003	2002	2001

Weighted average fair value per option granted	$6.30	$6.50	$9.05

The fair value of each option granted was estimated as of the grant date using the Black-Scholes option valuation model under the following assumptions: (i) dividend yield — none, (ii) weighted average risk-free interest rate — 2.97% in 2003, 3.82% in 2002, and 4.55% in 2001; (iii) weighted average expected life — 5.0 years, and (iv) weighted average expected volatility — 59.0% in 2003, 59.0% in 2002, and 58.8% in 2001.

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — WARRANTS

In connection with the 1995 issuance of the 11.50% Senior Notes (see Note 9), the Company issued 480,000 warrants to purchase common stock of the Company. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $7.00 per share. The warrants include demand registration rights and anti-dilution provisions and expire on July 15, 2005. The portion of the proceeds from the 1995 debt issuance deemed attributable to the warrants was recorded as additional paid-in capital.

On October 9, 2000, the Company entered into an agreement with Hilton to provide LodgeNet’s interactive television services into Hilton’s owned, leased and joint venture hotels in the United States. Under terms of the agreement, Hilton was issued a warrant granting it the right to purchase up to 2.1 million shares of LodgeNet common stock over seven years at a price of $20.44 per share. Warrants in the amount of 1.5 million shares relate to hotels owned or operated by Hilton and vested immediately. The remaining 600,000 warrant shares relate to hotels franchised through Hilton and will vest on a per room basis as LodgeNet obtains contracts for delivery of services to these hotels. The Company followed EITF 96-18 to account for the warrants issued. The fair value of the 1.5 million warrant shares was estimated at $21.8 million using the Black-Scholes valuation method and was recorded as contract acquisition costs within fixed assets and credited to additional paid-in capital. The 600,000 warrant shares will be measured and similarly accounted for upon delivery of the related room contracts. During 2003, 2002 and 2001, 65,808, 48,042 and 48,156 of these warrant shares were issued with a fair value of $401,000, $343,000 and $534,000, respectively, and were recorded as contract acquisition costs within fixed assets and credited to additional paid-in capital. The costs are amortized over the contract life.

NOTE 14 — EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution plans covering eligible employees. The plans provide for employer contributions based primarily on the level of employee participation. Contribution expense for the Company was $780,000, $667,000, and $743,000, in 2003, 2002, and 2001, respectively.

NOTE 15 — INCOME TAXES

Loss before income taxes was as follows for the years ended December 31 (in thousands of dollars):

	2003	2002	2001

Domestic	$(33,031)	$(28,080)	$(25,675)
Foreign	(1,562)	(496)	(44)

Total	$(34,593)	$(28,576)	$(25,719)

The provisions for income taxes of $459,000 in 2003, $550,000 in 2002, and $689,000 in 2001, consist of current state taxes. Such amounts differ from that which would be obtained by applying the statutory federal income tax rate to loss before income taxes due primarily to changes in the valuation allowance reflecting changes in net deferred tax assets.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

components of the Company’s deferred tax assets and liabilities were as follows at December 31 (in thousands of dollars):

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$61,107	$52,465
Losses of unconsolidated affiliates	55	55
Reserves and accruals	1,042	1,115
Deferred credits	1,332	1,146
Book over tax depreciation	2,515	1,705

Deferred tax assets	66,051	56,486
Valuation allowance	(66,051)	(56,486)

Net deferred taxes	$—	$—

The Company has net operating loss carryforwards of approximately $179 million for federal income tax purposes. Such carryforwards expire beginning in 2004 through 2018, and federal tax regulations limit the availability and timing of usage of carryforwards. Net operating loss carryforwards expiring in the next five years are as follows: (in thousands of dollars): 2004 — $1,897; 2005 — $3,428; 2006 — $3,437; 2007 — $3,748; 2008 — $3,751. The Company established the valuation allowance for deferred tax assets after considering its historical financial performance, existing deferred tax liabilities, and certain information about future years.

NOTE 16 — OTHER RELATED PARTY TRANSACTIONS

The Company has $1.1 million principal amount in outstanding advances to a former officer as of December 31, 2003. The advances were made in 2000 and 2001 under the terms of a promissory note. Interest is payable monthly at the rate applicable to the Company under its Credit Facility. Shares of the Company’s stock held by the former officer and a mortgage on real property collateralize the note. In February 2004, the Company received a payment of $567,000 from the former officer. It is expected that the remaining principal amount will be paid during 2004.

NOTE 17 — SEGMENT INFORMATION

The Company operates in one business segment, the distribution of entertainment and information services to the lodging industry. The following table presents revenues by country based on the location of the customer for the year ended December 31 (in thousands of dollars):

	2003	2002	2001

United States	$239,364	$223,427	$203,911
Canada	10,016	9,655	9,951
Other	769	1,908	3,033

Total	$250,149	$234,990	$216,895

Long-lived assets by country based on the location of the asset were as follows at December 31 (in thousands of dollars):

	2003	2002

United States	$216,182	$232,874
Canada	10,855	10,782

Total	$227,037	$243,656

LodgeNet Entertainment Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 18 — LITIGATION SETTLEMENTS

During 2002, the Company entered into settlement agreements with Broadcast Music Inc. (BMI) and the American Society of Composers, Authors and Publishers (ASCAP), which resolved claims for alleged nonpayment of royalties on copyrighted musical works performed in major motion pictures. BMI and ASCAP had asserted that the music, primarily background music, used within major motion pictures required licensing. BMI and ASCAP sought damages for public performances of such music from their respective catalogues. As a result of the settlements, the Company recorded a provision for the litigation settlements of $2.7 million that is related to pre-2002 reporting periods. This nonrecurring charge was reported as a litigation expense in the 2002 statement of operations. The Company has paid approximately $2.4 million of the settlement amount as of December 31, 2003, with the balance to be paid in the first half of 2004.

NOTE 19 — LOSS ON EARLY RETIREMENT OF DEBT

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. In connection with the adoption, the Company reclassified the $2.1 million of other expense — loss on early retirement of its 1999 bank Credit Facility, which was recorded in the third quarter of 2001 as an extraordinary item, as a separate line below operating income in the Company’s consolidated statement of operations. In June 2003, the Company redeemed its 10.25% Notes due December 15, 2006 in conjunction with the issuance of the 9.50% Notes. As a result of this early redemption, the Company incurred call and tender premiums, and related expenses, in the amount of $4.6 million and wrote off unamortized debt issuance costs of $2.5 million.

NOTE 20 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following selected quarterly financial data are in thousands of dollars, except per share data:

	Quarter	Quarter	Quarter	Quarter
	ending	ending	ending	ending
	March 31,	June 30,	September 30,	December 31,

2002:
Revenues	$55,009	$58,700	$63,660	$57,621
Gross profit (exclusive of other operating expenses)(1)	32,554	33,745	35,879	32,030
Net loss(2)	(6,665)	(5,701)	(5,512)	(11,248)
Per common share	$(.54)	$(.46)	$(.44)	$(.91)
2003:
Revenues	$59,646	$62,404	$67,768	$60,331
Gross profit (exclusive of other operating expenses)	33,050	34,473	36,659	34,020
Net loss	(8,419)	(13,256)	(5,429)	(7,948)
Per common share	$(.68)	$(1.07)	$(.43)	$(.63)

(1)	Gross profit for the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002, have been changed to reflect reclassifications of operating expenses and nonrecurring charges.

(2)	Net loss for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002, include nonrecurring charges of $187,000, $293,000, $335,000, and $1,885,000, respectively, related to the litigation settlements described in Note 19.

PROSPECTUS

$225,000,000

Debt Securities

Preferred Stock
Common Stock
Depositary Shares
Warrants
Units

LodgeNet Entertainment Corporation intends to offer from time to time debt securities, preferred stock, common stock, depositary shares, warrants or units. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $225,000,000, including the U.S. dollar equivalent if the public offering of any such securities is denominated in one or more foreign currencies, foreign currency units or composite currencies. This prospectus provides a general description of these securities. We will provide specific information and the terms of the securities being offered in a supplement or supplements to this prospectus. Any such supplement may also add, update or change information in this prospectus. You should read this prospectus and any such supplement carefully before investing. This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.

Our common stock is traded on The Nasdaq Stock Market’s National Market under the symbol “LNET.” The applicable prospectus supplement will contain information, where applicable, as to any other listing on any securities exchange of the securities covered by the prospectus supplement.

Our principal executive offices are located at 3900 West Innovation Street, Sioux Falls, South Dakota 57107, and our telephone number is (605) 988-1000.

We may offer these securities directly to investors, through agents, underwriters or dealers. See “Plan of Distribution.” Each prospectus supplement will provide the terms of the plan of distribution relating to each series of securities.

This investment involves significant risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 16, 2004.

Summary

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may, from time to time issue and sell any combination of debt securities, preferred stock, common stock, depositary shares, units or warrants in one or more offerings with a maximum aggregate offering price of $225,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered securities. Any prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detail on descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

Unless the context otherwise requires, references in this prospectus and the accompanying prospectus supplement to “we,” “us,” “our,” “our company,” “LodgeNet” and similar references refer to LodgeNet Entertainment Corporation.

LODGENET ENTERTAINMENT CORPORATION

LodgeNet Entertainment Corporation is one of the world’s largest and leading providers of interactive television systems and broadband services to hotels, resorts and casinos throughout the United States and Canada, as well as select international markets. Our services are purchased by guests on a per-view, hourly, or daily basis and include on-demand movies, video games, music and music videos, Internet on television (which does not require a laptop) and television on-demand programming (all such products are referred to by us as guest pay interactive services). Service packages may also include satellite-delivered basic and premium television programming, and other interactive entertainment and information services that are paid for by the hotel and provided to guests at no charge (referred to by us as free-to-guest services). In addition, we provide high-speed laptop Internet access services that hotels can also provide to their guests. We provide our services to various corporate-managed hotel chains, plus major real estate investment trusts and management companies, as well as many independent hotel properties.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, any prospectus supplement and any report or document incorporated herein by reference constitute “forward-looking statements”. When used herein, in any prospectus supplement or in any other such report or document, the words “intends,” “expects,” “anticipates,” “estimates,” “believes,” “goal,” “no assurance” and similar expressions and statements which are made in the future tense or refer to future events or developments, are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In addition to the risks and uncertainties discussed in more detail below under “Risk Factors” and elsewhere herein, in any prospectus supplement or in any such other report or document, such factors include, among others, the following:

-	the effects of economic conditions, including, in particular, the economic condition of the lodging industry;

-	competition;

-	programming and content availability and quality;

-	technological developments;

-	developmental difficulties and delays;

-	relationships with clients and property owners;

-	the availability of capital to finance growth;

-	the impact of government regulations, international crises, acts of terrorism, public health issues; and

-	other factors detailed, from time to time, in our filings with the Securities and Exchange Commission.

Risk factors

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth below, in addition to those set forth in any prospectus supplement, and the additional information we include or incorporate by reference in this prospectus or that is included in the other reports we file with the SEC. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect us.

RISKS ASSOCIATED WITH OUR BUSINESS

We continue to incur significant losses and cannot give assurance that we will become profitable or generate free cash flow, which could have a harmful effect on our results of operations, business and the value of our securities.

We continue to incur net losses, and cannot give assurance that we will become profitable or generate free cash flow, which we define as having cash provided by operating activities exceed cash used for investing, or that, if we attain profitability or free cash flow, we can maintain it. Our failure to become profitable or to remain profitable could have a harmful effect on our business and the value of our securities.

We have substantial debt and significant interest payment requirements.

We have significant long-term debt outstanding. Subject to restrictions in our credit facility and instruments governing our debt securities, we may also incur significant amounts of additional debt for working capital, capital expenditures and other purposes. Our high level of debt could have important consequences for us, including the following:

-	we may have difficulty borrowing money for working capital, capital expenditures, acquisitions or other purposes;

-	we will need to use a large portion of our cash flow to pay interest on borrowings under our credit facility and other debt instruments, which will reduce the amount of money available to finance operations, capital expenditures and other activities;

-	some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates;

-	borrowings under our credit facility are secured;

-	we are more vulnerable to economic downturns and adverse developments in our business;

-	we may be less flexible in responding to changing business and economic conditions, including increased competition and demand for new products and services;

-	our various debt instruments contain cross-default provisions; if we default under any of these instruments, such default could constitute a default under our other debt instruments and may result in the acceleration of such indebtedness; and

-	we may not be able to implement our business plans.

Risk factors

We cannot assure you that we will have adequate capital resources to carry out our business plans, which could have a harmful effect on our business and prospects and the value of our securities.

We may have insufficient capital resources to carry out our business plans if our capital expenditure or working capital requirements increase, due to product development efforts, changes in technology or otherwise, and we are unable to access financing on acceptable terms. This would have the following adverse impacts on our business and prospects, among others:

-	we may be required to delay or be unable to make the capital expenditures necessary to expand or maintain our customer base or to continue to deploy our digital system and other technological advances throughout our installed room base;

-	we may have insufficient capital to make payments on our outstanding indebtedness as they become due;

-	we may have to delay or limit our product development activities; and

-	we may be required to seek additional capital through additional equity or debt financings, asset sales, collaborative arrangements or other sources, which may not be available to us on a timely basis, if at all, or may not be available on acceptable terms.

Our ability to generate sufficient cash to service outstanding indebtedness depends on many factors beyond our control.

Our ability to make payments on or to refinance outstanding indebtedness or to fund capital expenditures and acquisitions will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under existing and future credit arrangements in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, or sell assets. We cannot assure you that we will be able to refinance any of our indebtedness or sell any assets on commercially reasonable terms or at all.

Covenant restrictions under our senior credit facility and instruments governing our debt securities may limit our ability to operate our business.

Our senior credit facility and the instruments governing our debt securities contain covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. Future borrowing instruments, such as credit facilities and indentures, are also likely to contain restrictive covenants and may require us to pledge assets as security under those future arrangements. The terms of our senior credit facility and debt securities restrict, among other things, our ability and the ability of our subsidiary to:

-	borrow money;

-	pay dividends or make distributions;

-	purchase or redeem stock;

-	repay subordinated indebtedness before its stated maturity date;

-	make investments and extend credit;

-	engage in transactions with affiliates;

-	engage in sale-leaseback transactions;

Risk factors

-	consummate certain asset sales;

-	effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of our assets; and

-	create liens on our assets.

In addition, the indenture for our 9.50% senior subordinated notes, senior credit facility, other debt instruments and other material agreements require us to maintain specified financial ratios and satisfy certain financial condition tests that may require us to reduce our debt or to act in a manner contrary to our business objectives. Our senior credit facility also includes a covenant that would result in an event of default if we suffer a material adverse effect as defined in the senior credit facility. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests and to otherwise remain in compliance with the requirements of our senior credit facility, other debt instruments and other material agreements. We cannot assure you that we will meet those tests or compliance requirements or that our senior lenders or other third parties will waive any failure to meet those tests or requirements. A breach of any of these covenants would result in a default under the applicable debt instrument or agreement. In that event, the amounts under the applicable agreement could be declared immediately due and payable, and such a default may cause a default under and/or an acceleration of our other outstanding indebtedness and some of our material agreements. As a result of these covenants and restrictions, we are limited in how we conducts our business and we may be unable to raise additional debt, compete effectively or take advantage of new business opportunities.

Our revenue is affected by seasonality and dependent on other factors beyond our control.

Our revenue is dependent on the occupancy rate of each hotel property served, the percentage of occupied rooms that buy movies or other services at the property, and the price of the services. Occupancy rates vary based on the property’s location, its competitive position within the marketplace, seasonal factors, general economic conditions, changes in travel patterns due to public health concerns, the threat of terrorism, wars and other international crises, and other factors outside of our control. Occupancy rates are usually higher during the summer and lower during the winter. The percentage of occupied rooms that buy movies or other services at the property generally reflect the hotel’s guest mix profile, the popularity and seasonality of movies, and other services available at the hotel and the guests’ other entertainment alternatives. The percentage of occupied rooms that buy movies or other services at the property also vary over time with general economic conditions. Our results are closely related to the performance of the lodging industry. Occupancy rates at the hotels we serve have recently declined, and may decline further due to the factors described above. Because many of the factors described above are out of our control, we may not be able to control negative trends in our revenue.

We are dependent on others for our programming content, and increases in our costs or license fees to obtain such programming could reduce our cash flow and profitability.

Our guest room programming content is provided primarily by movie studios, major television networks and other providers, aggregators and distributors of entertainment content. We currently pay each of these parties a fee for the right to broadcast their programming to our installed guest rooms. In the future, we may be exposed to volatile or increased programming costs that may adversely affect our operating results. Our entertainment content providers may demand higher royalty rates or higher minimum payments than we are currently paying. In some cases, we may be obligated to pay for programming on the basis of the number of guest rooms we serve, rather than the amount of revenue we earn from resales

Risk factors

of the programming. Lower occupancy rates could therefore negatively impact our operating income. We do not have a formal agreement with some of our content providers so we cannot give assurances that content from these providers will be available in the future on terms that are acceptable to us, or at all. Increased licensing fees would also negatively impact our operating results.

The lack of quality programming could reduce our cash flow and profitability.

Our profitability and cash flows are dependent on our ability to provide quality and popular programming to hotel guests. We currently provide hotel guests major movies which we obtain from movie studios. The quality and popularity of major movies available at any given time and from year to year can vary widely. Generally, the more popular titles at the box office will also be more popular with hotel guests. We also provide hotel guests independent films, most of which are non-rated and intended for mature audiences, music services, and Nintendo video game services, which we obtain from others. Our ability to be profitable and generate positive cash flow depends upon our ability to provide content that hotel guests are willing to pay to view. However, we cannot predict the future popularity or quality of the movies, music, games or other content that we provide or may provide in the future. If, for any reason, such content became less popular than it is currently, our business could be adversely impacted. In addition, if any significant portion of the content we provide to hotel guests were to become unavailable, for reasons which could include licensing difficulties, governmental regulation or issues of public standards, our business could be adversely impacted.

Our revenues may be adversely affected by a reduction or elimination of the time between our receipt of movies and the movies being made available to the home rental market.

We receive movies directly from movie studios prior to the movies being more broadly distributed, e.g. movie rental or retail stores. Historically, this has yielded a competitive advantage as hotel guests have been able to view movies in the hotel rooms prior to being able to rent or purchase them for home viewing. A reduction or elimination of this advanced availability of movies could adversely affect our revenue.

If our third party suppliers fail to provide us with key components and services on a timely basis, our costs could increase and our growth could be hindered.

We currently rely on third parties to supply key components and services, which are available only from a limited number of suppliers, for the manufacture and assembly of our interactive systems. We have occasionally experienced delays and other problems in receiving the components and services and may, in the future, be unable to obtain the same on the scale and within the time frames required by us on terms we find acceptable, or at all. If we are unable to obtain, or if we experience a delay in the delivery of, such components or services, we may be forced to incur significant unanticipated costs to secure alternative third party suppliers or adjust our operations. Additionally, certain electronic component parts used within our systems can be subject to temporary shortages because of general economic conditions. The occurrence of any of these events could increase our costs, hinder our growth and adversely affect our business and prospects.

Risk factors

Our failure to develop new products and product enhancements could harm our business and prospects.

We have a continuing product development program designed to develop new products and to enhance and improve our existing products. The successful development of our products and product enhancements is subject to numerous risks, both known and unknown, including:

-	unanticipated delays;

-	access to capital;

-	budget overruns; and

-	technical problems.

These difficulties could result in the abandonment or substantial change in the design, development and commercialization of these new products or product enhancements.

Given the uncertainties inherent with product development and introduction, we cannot assure you that any of our product development efforts will be successful on a timely basis, within budget or at all.

Our failure to develop new products and product enhancements on a timely basis or within budget could harm our business and prospects.

We may have to incur significant capital expenditures in order to adapt to technological change.

The television-based interactive services industry has been, and is likely to continue to be, subject to:

-	rapid and significant technological change, including continuing developments in technology that do not presently have widely accepted standards; and

-	frequent introductions of new services and alternative technologies, including new technologies for providing and displaying video services and Internet content.

We expect that new technologies will emerge that may be superior to, or may not be compatible with, some of our current technologies, which may require us to make significant capital expenditures to remain competitive. In particular, we may have to incur capital expenditures to install a high definition television platform in our hotel properties. Many of our competitors, including cable and Internet service providers, may have greater financial and technical resources to adapt to and capitalize on any such technological changes more effectively than we can. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and to offer, on a timely basis, services that meet customer demands and evolving industry standards. In part, we rely on third parties for the development of, and access to, communications and network technology. As a result, we may be unable to obtain access to new technology on a timely basis or on satisfactory terms. If we fail to adapt successfully to any technological change or obsolescence, or fail to obtain access to important technologies, our revenues and business could be harmed.

Opportunities to expand our installed customer room base may be limited, so we may be unable to grow our revenue.

Due to the capital commitment required to install our system equipment, we may choose not to offer our services to some unserved hotels because we expect these hotels to generate an insufficient return on our investment. Further, while new hotel construction and hotel expansions offer an opportunity to expand our customer base, increases in unserved rooms due to the addition of new hotel rooms in any given year would be incremental. Accordingly, in order to grow revenue, we must be successful in broadening the

Risk factors

range of services provided to customers and securing contracts to serve both new hotel rooms and hotels that are currently served by competitors. However, we may not be successful in these efforts, which could adversely affect our ability to grow our revenue or to generate free cash flow.

If our customers become dissatisfied with our services, they may elect not to renew or to terminate service agreements with us and, in that event, our ability to maintain or grow our revenue would be adversely affected.

In the event our customers become dissatisfied with the scope or capability of our products and services, they may elect not to renew our service agreements upon expiration or, in certain instances, our customers may elect to terminate their existing agreements with us for our failure to perform under the terms of their contracts. The loss of a hotel chain customer, any group of customers, or the loss of significant number of hotel chains could have a material adverse effect on our results of operations and financial condition. In addition, any negative publicity, lawsuits, or boycotts by opponents of the mature-themed programming content distributed by us could have a negative impact on the willingness of the hotel industry generally to offer such content to guests which, in turn, could have a material adverse effect on our revenues and ability to achieve stated business goals.

Acquisitions of companies or technologies may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

Although we have not done so in the past, we may seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including difficulties in assimilation of acquired personnel, operations, technologies or products which may adversely affect our ability to develop new products and services and to compete in our rapidly changing marketplace. Any acquisitions may not generate any additional revenue or provide any benefit to our business. In addition, we do not have significant experience in acquiring and integrating companies, which could impair our ability to make successful acquisitions.

Our business could be harmed if we are unable to protect our proprietary technology.

We rely primarily on a combination of trade secrets, patents, copyright and trademark laws and confidentiality procedures to protect our technology. Despite these precautions, unauthorized third parties may infringe, copy or reverse engineer portions of our technology. We do not know if current or future patent applications will be issued with the scope of the claims sought, if at all, or whether any patents issued will be challenged or invalidated. In addition, we have applied or plan to apply for corresponding patents and patent applications in several foreign countries for some of our patents and patent applications. There is a risk that these patent applications will not be granted or that the patent or patent application will not provide significant protection for our products and technology. Our competitors may independently develop similar technology that our patents do not cover. In addition, because patent applications in the United States can provide patent protection from the date of filing but are not publicly disclosed until 18 months after the patent application has been filed, other patent applications may have been filed in the last 18 months which relate to our technology and of which we are unaware. Moreover, there is a risk that foreign intellectual property laws will not protect our intellectual property rights to the same extent as United States intellectual property laws. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology, which could harm our business.

Risk factors

If our products or services employ technology that infringes the proprietary rights of others, we may be subject to infringement claims, forced to pay high prices to license technology or required to stop selling our products.

Our business could be harmed if we infringe upon the intellectual property rights of others. We have been, and may be in the future, notified that we may be infringing intellectual property rights possessed by third parties. If any such claims are asserted, we may seek to enter into royalty or licensing arrangements. There is a risk in these situations that no license will be available or that a license will not be available on reasonable terms, precluding our use of the applicable technology. Alternatively, we may decide to litigate such claims or to design around the patented technology. These actions could be costly and would divert the efforts and attention of our management and technical personnel. A successful claim of infringement against us or our failure or inability to license infringed or similar technology could damage our business to the extent we are required to pay substantial monetary damages or if, as a result of a successful claim, we become unable to sell our products and services without redeveloping them or otherwise were forced to incur significant additional expense. As a result, any infringement claims by third parties or claims for indemnification by customers resulting from infringement claims, whether or not proven to be true, may harm our business and prospects.

INDUSTRY RISKS

We operate in a very competitive business environment, which could adversely affect our ability to attract and retain customers.

Competition in our industry is very active and includes virtually all aspects of the entertainment industry. Many of our competitors have greater financial, technical and network resources than we do. Market participants include:

-	other interactive television service providers, including international providers;

-	cable television companies;

-	direct broadcast satellite companies;

-	television networks and programmers;

-	Internet service providers and high-speed portals;

-	companies offering web sites that provide on-demand movies;

-	rental companies that provide videocassettes and DVDs that can be viewed in properly equipped hotel rooms or on other portable viewing devices; and

-	hotels that offer in-room laptops with Internet access or other types of Internet access systems.

Lodging industry guests also obtain entertainment and information from print media (such as newspapers, magazines and books), concerts, sporting events and movie theaters. Given the dynamism of communications technology, we expect to continue to confront new sources of competition, many of which have access to cheaper and more available financing.

A number of competitors could use their existing infrastructure to provide in-room entertainment services to the lodging industry. Some of these competitors provide guest pay, free-to-guest or Internet-related services to the lodging industry. Due to the capital commitment required to install our system equipment, it generally has not been cost-effective for us to install our system at hotels with fewer than 75 guest rooms or low occupancy rates or low average room rates. Our competitors that have substantially greater financial and other resources than we do may develop a technology that is more cost effective than ours or can absorb the costs of wide-scale system deployment better than we can. As a result, our competitors

Risk factors

may be in a better position than we are to increase their market share in the lodging industry and could adversely affect our ability to attract and retain customers.

We also face competition with respect to hotel contracts on a variety of factors, depending upon the features important to a particular hotel. Among the more important factors are:

-	the features and benefits of the service offering and Internet systems;

-	the quality of the vendor’s technical support and maintenance services;

-	the financial terms and conditions of the proposed contract (including commissions to the hotel); and

-	the ability to complete system installation in a timely and efficient manner.

In addition, with respect to hotel properties already receiving in-room entertainment or high-speed Internet services, the incumbent provider may have certain informational and installation cost advantages as compared to outside competitors.

Competition could reduce our revenue and our cash flow.

We operate in the hotel in-room entertainment business, which is highly competitive. If we are unable to compete effectively with large diversified entertainment service providers that have substantially greater resources than we have, our operating margins and market share could be reduced, and the growth of our business inhibited. In particular, as discussed above, we compete directly for customers with a variety of other interactive service providers, including other interactive television service providers, cable television companies, direct broadcast satellite companies, television networks and programmers, Internet service providers and portals, companies offering web sites that provide on-demand movies, rental companies that provide videocassettes and DVDs that can be viewed in properly equipped hotel rooms or on other portable viewing devices and hotels that offer in-room laptops with Internet access or other types of Internet access systems. We also compete, in varying degrees, with other leisure-time activities such as movie theaters, the Internet, radio, print media, personal computers and other alternative sources of entertainment and information. In addition, future technological developments may affect competition within this business. A continuing trend toward business combinations and alliances in both the domestic and foreign entertainment services industry may create significant new competitors for us. Many of these combined entities could have resources far greater than ours. These combined entities may provide bundled packages of programming, delivery and other services that compete directly with the products we offer. Our competitors may also offer services sooner and at more competitive rates than we do. We may need to reduce our prices or license additional programming to remain competitive, and we may be unable to sustain future pricing levels as competition increases. Our failure to achieve or sustain market acceptance of our offered services at desired pricing levels could impair our ability to achieve free cash flow, which would harm our business.

We could be adversely impacted by conditions affecting the lodging industry’s performance.

Our results are closely connected to the performance of the hotel industry, in which occupancy rates may fluctuate as a result of various factors. Reduction in hotel occupancy resulting from business, economic, or other events, such as significant international crises, acts of terrorism, war or public health issues, could adversely impact our business, financial condition and results of operations.

The overall travel industry can, and has been in the past, adversely affected by weaker general economic climates, the threat of terrorist attacks, military actions conducted by the United States and others, and concerns about public health. These factors can cause hotel occupancy rates to decline and adversely affect our revenues.

Risk factors

Future terrorist attacks or threats of attack may cause significant declines in business and leisure travel, including lodging occupancy, which will decrease our revenue.

Any future terrorist attack or threat of an attack is likely to adversely affect the travel industry, including lodging occupancy rates. For example, industry occupancy rates fell significantly after the events of September 11, 2001. Any reduction in occupancy rates, particularly if extended over a long period of time, will reduce our revenue opportunities which would have an adverse impact on our financial condition and results of operations.

New technologies, including the expansion of digital distribution in our markets, may fundamentally change the method and cost of distributing content, which may increase competition and result in a decrease in our revenue.

The advent of digital technology, including the introduction of digital television, is likely to accelerate the convergence of broadcast, telecommunications, Internet and other media and could result in material changes in the economics, regulations, intellectual property usage and technical platforms on which our business relies. These changes could lower cost barriers for our competitors desiring to enter into or expand their presence in the television-based interactive services business. Increased competition may adversely affect the scale, source and volatility of our revenue streams, cost structures and cash flow, and may require us to significantly change our operations. There is a risk that our business and prospects will be harmed by these changes or that we will not identify or adapt to them as quickly as our competitors.

Federal, state, local and foreign legislation and regulation may negatively impact our business and growth.

We may be classified as a multichannel video programming distributor, and thus may be subject to various provisions of the Communications Act of 1934, as amended by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, and the regulations promulgated under those acts. In addition, the Internet-based services offered by us may be affected by various laws and governmental regulations. While there are currently few laws or regulations directly applicable to access to or commerce on commercial online services, new laws and regulations are under debate by federal and local lawmakers and may be adopted. The adoption of such laws or regulations in the future may slow the growth of commercial online services and the Internet which may cause a decline for our Internet-based services and products or other adverse effects on our business. In addition, any legislative or regulatory changes restricting content that may be delivered over our systems, particularly mature content, could reduce our revenues. Federal, state, local and foreign laws and regulations are, or may be, the subject of a variety of judicial, administrative and legislative hearings and proceedings that could change, in varying degrees, the regulatory classification applicable to us and the manner in which we are regulated. We cannot predict the outcome of these proceedings or their impact on our operations at this time.

Where you can find more information

We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement, but the registration statement incorporates by reference additional information and exhibits. We are subject to the reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any document we file with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, Northwest, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding companies, such as us, that file documents electronically with the SEC. The address of that site on the world wide web is http://www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care. Later information that we file with the SEC will automatically update and supersede the information that is either contained herein or incorporated by reference herein, and will be considered to be a part of this prospectus from the date such documents are filed. We have filed with the SEC, and incorporate by reference in this prospectus:

-	our Annual Report on Form 10-K for the year ended December 31, 2003;

-	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 2, 1993;

-	the description of our stockholder rights plan in our Form 8-A filed with the SEC on March 7, 1997; and

-	our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 30, 2004.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, that are made after the initial filing date of the registration statement of which this prospectus is a part and before the termination of any offering of securities offered by this prospectus. Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in

-	the prospectus;

-	the accompanying prospectus supplement; or

-	any other subsequently filed document which also is incorporated in, or is deemed to be incorporated by reference to this prospectus;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon your written or oral request for any or all of the documents incorporated by reference but not delivered with this prospectus, we will send to you the copies you requested at no charge. However, we

Where you can find more information

will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to our Corporate Secretary at LodgeNet Entertainment Corporation, 3900 West Innovation Street, Sioux Falls, South Dakota 57107. Our telephone number is (605) 988-1000.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and the registration statement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information in this prospectus and any prospectus supplement, or incorporated by reference, is accurate only as of the dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Deficiency of earnings to fixed charges

The following table sets forth our consolidated deficiency in the coverage of fixed charges for the periods indicated.

	Year ended December 31,
	2003	2002	2001	2000	1999

Deficiency in the coverage of fixed charges(1)	$(34,593)	$(28,576)	$(25,719)	$(38,689)	$(36,058)

(1)	We do not have any preferred stock outstanding and consequently the ratio of combined fixed charges and preference dividends to earnings is identical to the ratio of earnings to fixed charges as of the date of this prospectus.

For purposes of calculating the deficiency in the coverage of fixed charges, fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense, which is estimated to represent the interest portion thereof.

Use of proceeds

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered in such prospectus supplement for general corporate purposes, which may include additions to working capital, repayment or redemption of existing indebtedness, financing of capital expenditures, research and development of new technologies, acquisitions and strategic investment opportunities. Our debt instruments may require that some or all of the proceeds from the sale of our capital stock in one or more offerings under this prospectus be used to prepay or repay any loans then outstanding under such instruments.

Dividend policy

Historically we have paid no dividends on our common stock. We do not intend to pay any cash dividends on our common stock in the foreseeable future. We expect that we will retain any earnings to finance our operations and growth. In addition, the terms and conditions of our debt instruments restrict and limit payments or distributions in respect of our common stock. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Description of capital stock

This section describes the general terms and provisions of the shares of our common stock, par value $0.01 per share, and preferred stock, par value $0.01 per share. The summary is not complete and is qualified in its entirety by reference to the description of our common stock incorporated by reference in this prospectus. We have also filed our certificate of incorporation and our bylaws as exhibits to the registration statement, of which this prospectus is a part. You should read our certificate of incorporation and our bylaws for additional information before you buy any of our common stock or preferred stock. See “Where You Can Find More Information.”

Common stock

General

As of March 31, 2004, our authorized common stock was 50,000,000 shares, of which 13,099,351 shares were issued and outstanding.

Voting rights

A majority of the outstanding shares of common stock constitutes a quorum for the conduct of business at meetings of our stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

Dividends

Holders of common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

Other rights

In the event of liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any shares of preferred stock then outstanding, the holders of common stock are entitled to share ratably in all assets available for distribution. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

As of March 31, 2004, our authorized preferred stock was 5,000,000 shares, of which no shares were issued and outstanding. We may issue preferred stock with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, without further action by our stockholders, including, but not limited to:

-	the distinctive designation of each series and the number of shares that will constitute such series;

-	the voting rights, if any, of shares of the series and the terms and conditions of such voting rights;

-	the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates from and after which dividends shall accumulate;

Description of capital stock

-	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if such shares are redeemable;

-	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

-	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of our assets; and

-	the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of such series may be converted or exchanged into other securities, including our common stock, if such shares are convertible or exchangeable.

The particular terms of any series of preferred stock will be described in a prospectus supplement. Any material United Stated federal income tax consequences and other special considerations with respect to any preferred stock offered under this prospectus will also be described in the applicable prospectus supplement.

Conversion rights

Our preferred stock may be convertible into shares of our other equity securities. The terms and conditions of conversion will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

-	the conversion price;

-	the conversion period;

-	provisions regarding the ability of us or the holder to convert such securities;

-	events requiring adjustment to the conversion price; and

-	provisions affecting conversion in the event of our redemption of the debt securities.

Stockholder rights plan

On February 28, 1997, we adopted a stockholder rights plan. The rights plan is intended to maximize stockholder value by providing flexibility to our board of directors in the event that an offer to acquire us is received that is either inadequate or not in the best interest of all stockholders.

Under the rights plan, our board of directors declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record at the close of business on March 10, 1997. Each right, when exercisable, entitles the registered holder to purchase one one-thousandth of a share of a new series of Series A Participating Preferred Stock, at a price of $60.00, subject to adjustment.

Initially, the rights are “attached” to the common stock and trade with the common stock. The rights separate from the common stock (i) upon the public announcement that a person or group acquired 15% or more of the outstanding shares of common stock, or (ii) 10 days, unless extended by our board of directors, following the public announcement of a tender offer or exchange offer which would result in someone becoming the owner of 15% or more of the outstanding common stock. Following a separation, the rights become exercisable, are separately tradable and we will mail separate rights certificates to stockholders.

The rights expire on the earliest of February 28, 2007, the date of the consummation of a merger with a person who acquired common stock with the approval of our board of directors or the redemption of the rights by us.

Description of capital stock

The number of rights are adjusted to prevent dilution in the event of a stock split or stock dividend. The purchase price and the number of shares of preferred stock issuable upon exercise of the rights are also adjusted for stock splits and dividends as well as for other events, including the issuance of preferred stock at less than the market price or the distribution of our assets to preferred stockholders.

If we are acquired without the approval of our directors who are neither our officers nor related to the acquirer, the rights become exercisable for shares of common stock of the acquiring company with a market value of two times the exercise price. If there is merely an acquisition of at least 15% of our common stock without such approval, the rights become exercisable for our common stock with a market value of two times the exercise price.

Prior to a 15% acquisition or the expiration of the rights, we may redeem the rights in whole, but not in part, at a price of $0.01 per right. The rights are also redeemable in connection with a merger or other similar transaction not involving a 15% acquirer or if the acquirer has acquired less than 15% and there are no other acquirers.

In addition, our board of directors may, after a 15% acquisition (but less than a 50% acquisition), exchange the rights for shares of common stock on a one for one basis or for cash or other assets or securities of ours.

If issued, the preferred stock will be nonredeemable and junior to any other series of preferred stock we may issue, but will have a preferential quarterly dividend equal to 1,000 times the dividend, if any, declared on each share of common stock, but not less than $25.00 per share and, in the event of our liquidation, a preferred liquidation preference equal to the greater of $1,000 or 1,000 times the payment per share of common stock. Each share of preferred stock will have 1,000 votes and will vote together with the common stock.

Until a right is exercised, the holder will have no rights as a stockholder. We and the rights agent have broad discretion to amend the rights plan; however, following a separation, no amendment may adversely affect the rights holders.

Anti-takeover provisions

Certain provisions of our certificate of incorporation and by-laws may have anti-takeover effects

A number of provisions of our certificate of incorporation and bylaws cover matters of corporate governance and the rights of stockholders. Some of these provisions include but are not limited to:

-	the inability of stockholders to take any action by written consent;

-	supermajority voting requirements to amend the provision prohibiting action by stockholders by written consent and the provision regarding amendments to the certificate of incorporation;

-	the filling of vacancies on the board of directors by the affirmative vote of a majority of the remaining directors; and

-	the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further stockholder action may be deemed to have anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our board of directors to issue preferred stock without further stockholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions

Description of capital stock

could also discourage or inhibit a merger, tender offer or proxy contests, even if favorable to the interests of stockholders, and could depress the market price of our common stock. Our board of directors believes these provisions are appropriate to protect our interests and the interests of our stockholders. Our board of directors has no present plans to adopt any further measures or devices which may be deemed to have an “anti-takeover effect.”

Delaware anti-takeover provision

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years following the date such person became an “interested stockholder” unless:

-	before such person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

-	upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who also are officers of the corporation and shares held by employee stock plans; or

-	at or following the time such person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our certificate of incorporation does not contain any such exclusion.

Transfer agent

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Description of debt securities

The following is a summary of the general terms of the debt securities. We will file a prospectus supplement that may contain additional or different terms when we issue debt securities. The terms presented here, together with the terms in a related prospectus supplement, will be a description of the material terms of the debt securities. You should also read the indenture under which the debt securities are to be issued. We have filed the indenture as an exhibit to the registration statement of which this prospectus is a part. All capitalized terms have the meanings specified in the indenture.

We may issue, from time to time, debt securities, in one or more series, that may include, but not be limited to, senior debt, senior subordinated debt, or subordinated debt securities. The debt securities we offer will be issued under the indenture between us and HSBC Bank USA, acting as trustee, dated as of June 18, 2003. Each series of debt securities will be issued pursuant to a separate supplemental indenture. Debt securities, whether senior, senior subordinated, subordinated, or otherwise, may be issued as convertible debt securities or exchangeable debt securities. The following is a summary of the material provisions of the indenture filed as an exhibit to the registration statement of which this prospectus is a part. For each series of debt securities, the applicable prospectus supplement for the series may change and supplement the summary below.

General terms of the indenture

The indenture does not limit the amount of debt securities that we may issue. It provides that we may issue debt securities up to the principal amount that we may authorize and may be in any currency or currency unit that we may designate. Except for the limitations on consolidation, merger and sale of all or substantially all of our assets contained in the indenture, the indenture does not contain any covenants or other provisions designed to give holders of any debt securities protection against changes in our operations, financial condition or transactions involving us.

We may issue the debt securities issued under the indenture as “discount securities,” which means they may be sold at a discount below their stated principal amount. These debt securities, as well as other debt securities that are not issued at a discount, may, for United States federal income tax purposes, be treated as if they were issued with “original issue discount,” or OID, because of interest payment and other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement.

The applicable prospectus supplement for a series of debt securities that we issue will describe, among other things, the following terms of the offered debt securities:

-	the title and authorized denominations of the series of debt securities;

-	any limit on the aggregate principal amount of the series of debt securities;

-	whether such debt securities will be issued in fully registered form without coupons or in a form registered as to principal only with coupons or in bearer form with coupons;

-	whether issued in the form of one or more global securities and whether all or a portion of the principal amount of the debt securities is represented thereby;

-	the price or prices at which the debt securities will be issued;

-	the date or dates on which principal is payable;

Description of debt securities

-	the place or places where and the manner in which principal, premium and interest will be payable and the place or places where the debt securities may be presented for transfer and, if applicable, conversion or exchange;

-	interest rates, and the dates from which interest, if any, will accrue, and the dates when interest is payable and the maturity;

-	the right, if any, to extend the interest payment periods and the duration of the extensions;

-	our rights or obligations to redeem or purchase the debt securities;

-	conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto;

-	the currency or currencies of payment of principal or interest;

-	the terms applicable to any debt securities issued at a discount from their stated principal amount;

-	the terms, if any, under which any debt securities will rank junior to any of our other debt;

-	whether and upon what terms the debt securities may be defeased, if different from the provisions set forth in the indenture;

-	if the amount of payments of principal or interest is to be determined by reference to an index or formula, or based on a coin or currency other than that in which the debt securities are stated to be payable, the manner in which these amounts are determined and the calculation agent, if any, with respect thereto;

-	if other than the entire principal amount of the debt securities when issued, the portion of the principal amount payable upon acceleration of maturity as a result of a default on our obligations;

-	the events of default and covenants relating to the debt securities that are in addition to, modify or delete those described in this prospectus;

-	the nature and terms of any security for any secured debt securities; and

-	any other specific terms of any debt securities.

The applicable prospectus supplement will present United States federal income tax considerations for holders of any debt securities and the securities exchange or quotation system on which any debt securities are to be listed or quoted.

Payment of the principal of, premium, if any, and interest on any senior debt securities will rank on a parity with all of our other unsecured and unsubordinated debt.

Payment of the principal of, premium, if any, and interest on senior subordinated debt securities will be junior in right of payment to the prior payment in full of all of our unsubordinated debt, including senior debt securities and any credit facility. We will state in the applicable prospectus supplement relating to any senior subordinated debt securities the subordination terms of the securities as well as the aggregate amount of outstanding debt, as of the most recent practicable date, that by its terms would be senior to the senior subordinated debt securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior debt.

Payment of the principal of, premium, if any, and interest on subordinated debt securities will be subordinated and junior in right of payment to the prior payment in full of all of our senior debt, including our senior debt securities and senior subordinated debt securities. We will state in the applicable prospectus supplement relating to any subordinated debt securities the subordination terms of the securities as well as the aggregate amount of outstanding indebtedness, as of the most recent practicable

Description of debt securities

date, that by its terms would be senior to the subordinated debt securities. We will also state in such prospectus supplement limitations, if any, on issuance of additional senior indebtedness.

Conversion or exchange rights

Debt securities may be convertible into or exchangeable for shares of our equity securities. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

-	the conversion or exchange price;

-	the conversion or exchange period;

-	provisions regarding the ability of us or the holder to convert or exchange the debt securities;

-	events requiring adjustment to the conversion or exchange price; and

-	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Consolidation, merger or sale

We cannot consolidate or merge with or into, or transfer or lease all or substantially all of our assets to, any person, and we cannot permit any other person to consolidate with or merge into us, unless

-	we will be the continuing corporation; or

-	the successor corporation or person to which our assets are transferred or leased is a corporation organized under the laws of the United States, any state of the United States or the District of Columbia and it expressly assumes our obligations under the debt securities and the indenture.

In addition, we cannot complete such a transaction unless immediately after completing the transaction, no event of default under the indenture, and no event which, after notice or lapse of time or both, would become an event of default under the indenture, shall have occurred and be continuing. When the person to whom our assets are transferred or leased has assumed our obligations under the debt securities and the indenture, we shall be discharged from all our obligations under the debt securities and the indenture, except in limited circumstances.

This covenant would not apply to any recapitalization transaction, a change of control of us or a highly leveraged transaction, unless the transaction or change of control were structured to include a merger or consolidation or transfer or lease of all or substantially all of our assets.

Events of default

The term “Event of Default,” when used in the indenture, unless otherwise indicated, or unless otherwise set forth in a prospectus supplement, means any of the following:

-	failure to pay interest for 30 days after the date payment is due and payable;

-	failure to pay principal or premium, if any, on any debt security when due, either at maturity, upon any redemption, by declaration or otherwise;

-	failure to make sinking fund payments when due;

-	failure to perform other covenants for 60 days after notice that performance was required;

-	events in bankruptcy, insolvency or reorganization relating to us; or

-	any other Event of Default provided in the applicable officer’s certificate, resolution of our board of directors or the supplemental indenture under which we issue a series of debt securities.

Description of debt securities

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. If an event of default involving any series of debt securities has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of each affected series may declare the entire principal of all the debt securities of that series (or, if the debt securities of that series are discount securities, such portion of the principal amount as may be specified in the terms of that series) to be due and payable immediately.

If an Event of Default with respect to any series of senior debt securities occurs and is continuing with respect to covenants other than the payment of principal, interest and premium (if any), then either the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, by notice in writing, may declare the principal amount of and interest on all of the debt securities of such series to be due and payable immediately; provided, however, unless otherwise provided in the applicable prospectus supplement, if such an Event of Default occurs and is continuing with respect to more than one series of such senior debt securities under the indenture, the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding debt securities of all such series of senior debt securities (or, if any of such senior debt securities are discount securities, such portion of the principal amount as may be specified in the terms of that series), voting as one class, may make such declaration of acceleration and not the holders of the debt securities of any one of such series of senior debt securities.

If an Event of Default with respect to any series of subordinated debt securities occurs and is continuing with respect to covenants other than the payment of principal, interest and premium (if any), then either the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, by notice in writing, may declare the principal amount of and interest on all of the debt securities of such series to be due and payable immediately; provided, however, unless otherwise provided in the applicable prospectus supplement, if such an Event of Default occurs and is continuing with respect to more than one series of subordinated debt securities under the indenture, the trustee for such series or the holders of a majority in aggregate principal amount of the outstanding debt securities of all such series of subordinated debt securities (or, if any of such subordinated debt securities are discount securities, such portion of the principal amount as may be specified in the terms of that series), voting as one class, may make such declaration of acceleration and not the holders of the debt securities of any one of such series of subordinated debt securities.

The holders of not less than a majority in aggregate principal amount of the debt securities of a series may, after satisfying certain conditions, rescind and annul any of the above-described declarations and consequences involving the series.

If an Event of Default relating to events in bankruptcy, insolvency or reorganization of us occurs and is continuing, then the principal amount of all of the debt securities outstanding, and any accrued interest, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of debt securities against us. Except for actions for payment of overdue principal or interest, no holder of debt securities of any series may institute any action against us under the indenture unless:

-	the holder has previously given to the trustee written notice of default and continuance of such default;

-	the holders of at least 25% in principal amount of the outstanding debt securities of the affected series have requested that the trustee institute the action;

-	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

Description of debt securities

-	the trustee has not instituted the action within 60 days of the request; and

-	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding debt securities of the affected series.

We will be required to file annually with the trustee a certificate, signed by one of our officers, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture.

Discharge, defeasance and covenant defeasance

We may discharge or decrease our obligations under the indenture as stated below.

We may discharge obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms to become due and payable, or are scheduled for redemption, within one year. We may effect a discharge by irrevocably depositing with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be enough to pay when due, whether at maturity, upon redemption or otherwise, the principal of, premium, if any, and interest on the debt securities and any mandatory sinking fund payments.

Unless otherwise provided in the applicable prospectus supplement, we may also discharge any and all of our obligations to holders of any series of debt securities at any time, which we refer to as defeasance. We may also be released from the obligations imposed by any covenants of any outstanding series of debt securities and provisions of the indenture, and we may omit to comply with those covenants without creating an event of default under the trust declaration, which we refer to as covenant defeasance. We may effect defeasance and covenant defeasance only if, among other things:

-	we irrevocably deposit with the trustee cash or U.S. government obligations, as trust funds, in an amount certified to be sufficient to pay at maturity, or upon redemption, the principal, premium, if any, and interest on all outstanding debt securities of the series;

-	we deliver to the trustee an opinion of counsel to the effect that the holders of the series of debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter the holders’ U.S. federal income tax treatment of principal, premium, if any, and interest payments on the series of debt securities; and

-	in the case of subordinated debt securities, no event or condition shall exist that, based on the subordination provisions applicable to the series, would prevent us from making payments of principal of, premium, if any, and interest on any of the applicable subordinated debt securities at the date of the irrevocable deposit referred to above or at any time during the period ending on the 91st day after the deposit date.

In the case of a defeasance by us, the opinion we deliver must be based on a ruling of the Internal Revenue Service issued, or a change in U.S. federal income tax law occurring, after the date of the indenture, since such a result would not occur under the U.S. federal income tax laws in effect on such date.

Although we may discharge or decrease our obligations under the indenture as described in the two preceding paragraphs, we may not avoid, among other things, our duty to register the transfer or exchange of any series of debt securities, to replace any temporary, mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of any series of debt securities.

Description of debt securities

Modification of the indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to:

-	secure any debt securities and provide the terms and conditions for the release or substitution of the security;

-	evidence the assumption by a successor corporation of our obligations;

-	add covenants for the protection of the holders of debt securities;

-	add any additional events of default;

-	cure any ambiguity or correct any inconsistency or defect in the indenture;

-	add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision as to which the modification would apply;

-	establish the forms or terms of debt securities of any series;

-	eliminate any conflict between the terms of the indenture and the Trust Indenture Act of 1939;

-	evidence and provide for the acceptance of appointment by a successor trustee and add to or change any of the provisions of the indenture as is necessary for the administration of the trusts by more than one trustee; and

-	make any other provisions with respect to matters or questions arising under the indenture that will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities issued pursuant to the indenture then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or modify in any manner the rights of the holders of the debt securities. We and the trustee may not, however, without the consent of the holder of each outstanding debt security affected thereby:

-	extend the final maturity of any debt security;

-	reduce the principal amount or premium, if any;

-	reduce the rate or extend the time of payment of interest;

-	reduce any amount payable on redemption or impair or affect any right of redemption at the option of the holder of the debt security;

-	change the currency in which the principal, premium, if any, or interest is payable;

-	reduce the amount of the principal of any debt security issued with an original issue discount that is payable upon acceleration or provable in bankruptcy;

-	alter provisions of the relevant indenture relating to the debt securities not denominated in U.S. dollars;

-	impair the right to institute suit for the enforcement of any payment on any debt security when due;

Description of debt securities

-	if applicable, adversely affect the right of a holder to convert or exchange a debt security; or

-	reduce the percentage of holders of debt securities of any series whose consent is required for any modification of the indenture.

The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of such series waive any default and its consequences under the indenture except:

-	a continuing default in the payment of interest on, premium, if any, or principal of, any such debt security held by a nonconsenting holder; or

-	a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

Concerning the trustee

The indenture provides that there may be more than one trustee under the indenture, each for one or more series of debt securities. The trustee for any new series of debt securities will be set forth in the prospectus supplement. If there are different trustees for different series of debt securities, each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under that indenture. Except as otherwise indicated in this prospectus or any prospectus supplement, any action permitted to be taken by a trustee may be taken by such trustee only on the one or more series of debt securities for which it is the trustee under the indenture. Any trustee under the indenture may resign or be removed from one or more series of debt securities. All payments of principal of, premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery of, the debt securities of a series will be effected by the trustee for that series at an office designated by the trustee in New York, New York.

If the trustee becomes a creditor of ours, the indenture places limitations on the right of the trustee to obtain payment of claims or to realize on property received in respect of any such claim as security or otherwise. The trustee may engage in other transactions. If it acquires any conflicting interest relating to any duties concerning the debt securities, however, it must eliminate the conflict or resign as trustee.

The holders of a majority in aggregate principal amount of any series of debt securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee concerning the applicable series of debt securities, provided that the direction:

-	would not conflict with any rule of law or with the relevant indenture;

-	would not be unduly prejudicial to the rights of another holder of the debt securities; and

-	would not involve any trustee in personal liability.

The indenture provides that in case an Event of Default shall occur, not be cured and be known to any trustee, the trustee must use the same degree of care as a prudent person would use in the conduct of his or her own affairs in the exercise of the trustee’s power. The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they shall have offered to the trustee security and indemnity satisfactory to the trustee.

Description of debt securities

No individual liability of stockholders, officers, directors or employees

The indenture provides that no past, present or future stockholder, officer, director or employee of ours or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the indenture.

Governing law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Description of depositary shares

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in a prospectus supplement) of a share of a particular series of preferred stock.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us substantially in the form of the deposit agreement included as an exhibit to this Registration Statement. Any materially different terms of the final deposit agreement will be described in the applicable prospectus supplement. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying the depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights may include dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under a deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares in accordance with the terms of the offering. The following description of the material terms of the deposit agreement, the depositary shares and the depositary receipts is only a summary and you should refer to the forms of the deposit agreement and depositary receipts, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

Dividends and other distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the underlying stock to the record holders of depositary shares in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Withdrawal of underlying preferred stock

Unless we say otherwise in a prospectus supplement, holders may surrender depositary receipts at the principal office of the depositary and, upon payment of any unpaid amount due to the depositary, be entitled to receive the number of whole shares of underlying preferred stock and all money and other property represented by the related depositary shares. We will not issue any partial shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue a new depositary receipt evidencing the excess number of depositary shares to that holder.

Description of depositary shares

Redemption of depositary shares

If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of underlying stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of underlying stock. Whenever we redeem shares of underlying stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of underlying stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately, as may be determined by the depositary.

Voting

Upon receipt of notice of any meeting at which the holders of the underlying stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the underlying stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the underlying stock represented by that holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with those instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the underlying shares to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Conversion of preferred stock

If the prospectus supplement relating to the depositary shares says that the deposited preferred stock is convertible into or exchangeable for either class of our common stock or shares of another series of our preferred stock or the securities of any third party, including any of our affiliates, the following will apply: The depositary shares, as such, will not be convertible into or exchangeable for any of our securities. Rather, any holder of the depositary shares may surrender the related depositary receipts to the depositary with written instructions directing the conversion or exchange of the preferred stock represented by the depositary shares into or for whole shares of the applicable securities. Upon receipt of those instructions and any amounts payable by the holder in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for conversion or exchange of the deposited preferred stock. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

Amendment and termination of the deposit agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if:

-	all outstanding depositary shares have been redeemed or converted or exchanged for any other securities into which the underlying preferred stock is convertible or exchangeable; or

-	there has been a final distribution of the underlying stock in connection with our liquidation, dissolution or winding up and the underlying stock has been distributed to the holders of depositary receipts.

Description of depositary shares

Charges of depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the underlying stock and any redemption of the underlying stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges as are expressly provided in the deposit agreement to be for their accounts.

Reports

The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying stock.

Limitation on liability

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or underlying stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting underlying stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and removal of depositary

The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Description of warrants

We may issue warrants for the purchase of debt securities, equity securities or securities of third parties (including any of our affiliates) or other rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities. We may offer warrants separately or together with any other securities in the form of units, as described in the applicable prospectus supplement. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent.

The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in a prospectus supplement.

Warrants

The prospectus supplement will describe the terms of any warrants being offered, including:

-	the title and the aggregate number of warrants;

-	the price or prices at which the warrants will be issued;

-	the currency or currencies in which the price of the warrants will be payable;

-	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities, purchasable upon exercise of the warrants;

-	the price at which, and the currency or currencies in which, the securities or other rights purchasable upon exercise of such warrants may be purchased;

-	the periods during which, and places at which, the warrants are exercisable;

-	the date or dates on which the warrants will expire;

-	the terms of any mandatory or optional call provisions;

-	the price or prices, if any, at which the warrants may be redeemed at the option of the holder or will be redeemed upon expiration;

-	whether the warrants will be sold separately or with other securities as part of a unit;

-	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

-	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

-	any provisions for the adjustment of the number or amount of securities receivable upon exercise of warrants or adjustment of the exercise price;

-	the identity of the warrant agent;

-	the exchanges, if any, on which the warrants may be listed;

-	the maximum or minimum number of warrants which may be exercised at any time;

-	whether the warrants shall be issued in book-entry form; and

-	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Description of warrants

We will issue warrants under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent, in one or more series, which will be described in a prospectus supplement for the warrants. The following summaries of significant provisions of the warrant agreements are not intended to be comprehensive and you should review the detailed provisions of the relevant warrant agreement to be filed with the SEC in connection with the offering of specific warrants for a full description and for other information regarding the warrants.

Significant provisions of the warrant agreements

The following terms and conditions of the warrant agreement will apply to each warrant, unless otherwise specified in the applicable prospectus supplement:

Modifications without consent of warrant holders

We and the warrant agent may amend the terms of the warrants and the warrant certificates without the consent of the holders to:

-	cure any ambiguity;

-	cure, correct or supplement any defective or inconsistent provision;

-	amend the terms in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect; or

-	reduce the exercise price of the warrants.

Modifications with consent of warrant holders

We and the warrant agent, with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected, may modify or amend the warrant agreements. However, we and the warrant agent may not make any of the following modifications or amendments without the consent of each affected warrant holder:

-	increase the exercise price of the warrants;

-	reduce the amount or number receivable upon exercise, cancellation or expiration of the warrants other than in accordance with the antidilution provisions or other similar adjustment provisions included in the terms of the warrants;

-	shorten the period of time during which the warrants may be exercised;

-	materially and adversely affect the rights of the owners of the warrants; or

-	reduce the percentage of outstanding warrants the consent of whose owners is required for the modification of the applicable warrant agreement.

Consolidation, merger or sale of assets

If at any time we merge or consolidate or transfer substantially all of our assets, the successor corporation will succeed to and assume all of our obligations under each warrant agreement and the warrant certificates. We will then be relieved of any further obligation under the warrant agreements and the warrants issued thereunder.

Enforceability of rights of warrant holders

The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants. Any holder of warrant certificates and any beneficial owner of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its

Description of warrants

right to exercise the warrants evidenced by the warrant certificates in the manner provided for in that series of warrants or pursuant to the applicable warrant agreement. No holder of any warrant certificate or beneficial owner of any warrants will be entitled to any of the rights of a holder of the debt securities or any other securities, including our common or preferred stock, or any other warrant property purchasable upon exercise of the warrants, including, without limitation, the right to receive dividends, if any, or interest on any securities, the right to receive payments on debt securities or any other warrant property or to enforce any of the covenants or rights in the relevant indenture or any other similar agreement.

Registration and transfer of warrants

Subject to the terms of the applicable warrant agreement, warrants in registered, definitive form may be presented for exchange and for registration of transfer, at the corporate trust office of the warrant agent for that series of warrants, or at any other office indicated in the prospectus supplement relating to that series of warrants, without service charge. However, the holder will be required to pay any taxes and other governmental charges as described in the warrant agreement. The transfer or exchange will be effected only if the warrant agent for the series of warrants is satisfied with the documents of title and identity of the person making the request.

Governing law

The warrants and each warrant agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Description of units

We may issue units consisting of one or more debt securities or other securities, including common stock, preferred stock, depositary shares, warrants or any combination thereof, as described in a prospectus supplement.

The applicable prospectus supplement will describe:

-	the designation and the terms of the units and of the debt securities, preferred stock, common stock, depositary shares and warrants constituting the units, including whether and under what circumstances the securities comprising the units may be traded separately;

-	any additional terms of the governing unit agreement;

-	any additional provisions for the issuance, payment, settlement, transfer or exchange of the units or of the debt securities, preferred stock, common stock, depositary shares or warrants constituting the units; and

-	any applicable United States federal income tax consequences.

The terms and conditions described under “Description of Capital Stock,” “Description of Debt Securities,” “Description of Depositary Shares,” “Description of Warrants” and those described below under “Significant Provisions of the Unit Agreement” will apply to each unit and to any debt security, preferred stock, common stock, depositary share or warrant included in each unit, respectively, unless otherwise specified in the applicable prospectus supplement.

We will issue the units under one or more unit agreements, each referred to as a unit agreement, to be entered into between us and a bank or trust company, as unit agent. We may issue units in one or more series, which will be described in a prospectus supplement. The following descriptions of material provisions and terms of the unit agreement and units are not complete, and you should review the detailed provisions of the unit agreement to be filed with the SEC in connection with the offering of specific units for a full description, including the definition of some of the terms used in this prospectus and for other information regarding the units.

Significant provisions of the unit agreement

The following terms and conditions of the unit agreement will apply to each unit and to any debt security, preferred stock, common stock, depositary share or warrant included in each unit, respectively, unless otherwise specified in the applicable prospectus supplement:

Obligations of unit holder

Under the terms of the unit agreement, each owner of a unit consents to and agrees to be bound by the terms of the unit agreement.

Assumption of obligations by transferee

Upon the registration of transfer of a unit, the transferee will assume the obligations, if any, of the transferor under any security constituting that unit, and the transferor will be released from those obligations. Under the unit agreement, we will consent to the transfer of these obligations to the transferee, to the assumption of these obligations by the transferee and to the release of the transferor, if the transfer is made in accordance with the provisions of the unit agreement.

Description of units

Remedies

Upon the acceleration of the debt securities constituting any units, our obligations may also be accelerated upon the request of the owners of not less than 25% of the affected securities, on behalf of all the owners.

Limitation on actions by you as an individual holder

No owner of any unit will have any right under the unit agreement to institute any action or proceeding at law or in equity or in bankruptcy or otherwise regarding the unit agreement, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official, unless the owner will have given written notice to the unit agent and to us of the occurrence and continuance of a default thereunder and in the case of an event of default under the debt securities or the relevant indenture, unless the procedures, including notice to us and the trustee, described in the applicable indenture have been complied with.

If these conditions have been satisfied, any owner of an affected unit may then, but only then, institute an action or proceeding.

Absence of protections against all potential actions

There will be no covenants or other provisions in the unit agreement providing for a put right or increased interest or otherwise that would afford holders of units additional protection in the event of a recapitalization transaction, a change of control or a highly leveraged transaction.

Modification without consent of holders

We and the unit agent may amend the unit agreement without the consent of the holders to:

-	cure any ambiguity;

-	correct or supplement any defective or inconsistent provision; or

-	amend the terms in any other manner which we may deem necessary or desirable and which will not adversely affect the interests of the affected holders in any material respect.

Modification with consent of holders

We and the unit agent, with the consent of the holders of not less than a majority of all series of outstanding units affected, voting as one class, may modify the rights of the holders of the units of each series so affected. However, we and the unit agent may not make any of the following modifications without the consent of the holder of each outstanding unit affected by the modification:

-	materially adversely affect the holders’ units or the terms of the unit agreement (other than terms related to the three clauses described above under “Modification without Consent of Holders”); or

-	reduce the percentage of outstanding units the consent of whose owners is required for the modification of the provisions of the unit agreement (other than terms related to the three clauses described above under “Modification without Consent of Holders”).

Modifications of any debt securities included in units may only be made in accordance with the applicable indenture, as described above.

Consolidation, merger or sale of assets

The unit agreement will provide that we will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of

Description of units

our properties and assets to any person or persons in a single transaction or through a series of transactions, unless:

-	we shall be the continuing person or, if we are not the continuing person, the resulting, surviving or transferee person (the “surviving entity”) is a company organized and existing under the laws of the United States or any State or territory or the District of Columbia;

-	the surviving entity will expressly assume all of our obligations under the debt securities and each indenture, and will, if required by law to effectuate the assumption, execute supplemental indentures which will be delivered to the unit agents and will be in form and substance reasonably satisfactory to the trustees;

-	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing; and

-	we or the surviving entity will have delivered to the unit agents an officers’ certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the applicable indenture relating to the transaction or series of transactions have been satisfied.

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indentures, the successor corporation will succeed to, and be substituted for, and may exercise our rights and powers under the indentures with the same effect as if such successor corporation had been named as us.

Unit agreement not qualified under Trust Indenture Act

The unit agreement will not be qualified as an indenture under, and the unit agent will not be required to qualify as a trustee under, the Trust Indenture Act. Accordingly, the holders of units will not have the benefits of the protections of the Trust Indenture Act. However, any debt securities issued as part of a unit will be issued under an indenture qualified under the Trust Indenture Act, and the trustee under that indenture will be qualified as a trustee under the Trust Indenture Act.

Title

We, the unit agent, the trustees, the warrant agent and any of their agents will treat the registered owner of any unit as its owner, notwithstanding any notice to the contrary, for all purposes.

Governing law

The unit agreement and the units constituting part of the units will be governed by, and construed in accordance with, the laws of the State of New York.

Forms of securities

Unless otherwise indicated in a prospectus supplement, the units, warrants, or debt securities will be issued in the form of one or more fully registered global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement and registered in the name of such depository or nominee. Beneficial interests in a registered global security will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of such depository. Investors may elect to hold interests in the registered global securities through such depository. This means that we will not issue certificates to each holder.

Unless and until it is exchanged in whole or in part for units, warrants or debt securities in definitive registered form, a registered global security may not be transferred except as a whole:

-	by the depository for such registered global security to its nominee;

-	by a nominee of the depository to the depository or another nominee of the depository; or

-	by the depository or its nominee to a successor of the depository or a nominee of the successor.

The prospectus supplement relating to the securities will describe the specific terms of the depository arrangement involving any portion of the securities represented by a registered global security. We anticipate that the following provisions will apply to all depository arrangements for the securities:

-	ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depository for such registered global security, these persons being referred to as “participants,” or persons that may hold interests through participants;

-	upon the issuance of a registered global security, the depository for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities represented by the registered global security beneficially owned by the participants;

-	any dealers, underwriters, or agents participating in the distribution of the securities will designate the accounts to be credited; and

-	ownership of beneficial interest in such registered global security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the depository for such registered global security for interests of participants, and on the records of participants for interests of persons holding through participants.

The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may limit the ability of those persons to own, transfer or pledge beneficial interests in registered global securities.

So long as the depository for a registered global security, or its nominee, is the registered owner of such registered global security, the depository or such nominee, as the case may be, will be considered the sole owner or holder of the units, warrants or debt securities represented by the registered global security for all purposes under the indenture. Except as stated below, owners of beneficial interests in a registered global security:

-	will not be entitled to have the securities represented by a registered global security registered in their names;

-	will not receive or be entitled to receive physical delivery of the securities in the definitive form; and

-	will not be considered the owners or holders of the securities under the applicable indenture, purchase contract agreement, warrant agreement or unit agreement.

Forms of securities

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depository for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depository for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

We will make any payments with respect to the units, warrants, or debt securities, if any, represented by a registered global security registered in the name of a depository or its nominee to the depository or its nominee, as the case may be, as the registered owners of the registered global security. None of us, the trustee, any unit agent, purchase contract agent, warrant agent, paying agent or any other agent of ours or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depository for any units, warrants or debt securities represented by a registered global security, upon receipt of any payments of principal and premium, if any, and interest, if any, in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depository. We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security held through the participants, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name.” We also expect that any of these payments will be the responsibility of the participants.

If the depository for any of the securities represented by a registered global security is at any time unwilling or unable to continue as depository or stops being a clearing agency registered under the Exchange Act, we will appoint an eligible successor depository. If we fail to appoint an eligible successor depository within 90 days, we will issue the securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the units, warrants or debt securities represented by one or more registered global securities. In that event, we will issue units, warrants, or debt securities in a definitive form in exchange for all of the registered global securities representing such securities. The trustee will register any securities issued in definitive form in exchange for a registered global security in the name or names as the depository, based upon instructions from its participants, shall instruct the trustee. No service charge will be made for any transfer or exchange of the securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

We may also issue bearer debt securities of a series in the form of one or more global securities, referred to as “bearer global securities.” We will deposit these securities with a common depository for Euroclear System and Cedel Bank, Societe Anonyme, or with a nominee for the depository identified in the prospectus supplement relating to the series. The prospectus supplement relating to a series of debt securities represented by a bearer global security will describe the applicable terms and procedures. These will include the specific terms of the depository arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, in proportion to the series represented by a bearer global security.

Plan of distribution

We may offer from time to time debt securities, common stock, preferred stock, depositary shares, warrants and units. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $225,000,000. Some of these securities may, pursuant to their terms, be mandatorily convertible into or mandatorily exchangeable for securities issued or to be issued by us or any third party.

A prospectus supplement will set forth the terms of the offering of the securities described in this prospectus, including:

-	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

-	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

-	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell the securities for cash, or in exchange for satisfaction of our outstanding liabilities to certain of our creditors, in any of the following ways (or in any combination thereof):

-	directly to purchasers;

-	through agents;

-	through underwriters;

-	through dealers;

-	through remarketing firms; and

-	through direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

Direct sales

We may directly solicit offers to purchase securities. In this case, no underwriters or agents would be involved.

By agents

We may use agents to sell the securities. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment, which is ordinarily three business days or less.

By underwriters

If an underwriter or underwriters are utilized in the sale of securities, we will enter into an underwriting agreement or exchange agreement, as applicable, with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in a prospectus

Plan of distribution

supplement which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

By dealers

If a dealer is utilized in the sale of securities in respect of which this prospectus is delivered, we will sell such securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

Remarketing firms

We may use a remarketing firm to offer or sell the securities in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own account or as agents for us. These remarketing firms will offer or sell the securities pursuant to the terms of the securities. A prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will also describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket.

Delayed delivery contracts

If so indicated in a prospectus supplement, we will authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than the respective amounts stated in the prospectus supplement. Unless we otherwise agree, the aggregate principal amount of securities sold pursuant to delayed delivery contracts shall be not less nor more than the respective amounts stated in the prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include:

-	commercial and savings banks;

-	insurance companies;

-	pension funds;

-	investment companies;

-	educational and charitable institutions; and

-	other institutions.

All delayed delivery contracts are subject to our approval. Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to contracts accepted by us.

Plan of distribution

Through the internet or bidding or ordering system

We may also offer securities directly to the public, with or without the involvement of agents, underwriters or dealers and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

The final offering price at which securities would be sold and the allocation of securities among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of the Internet auction or pricing and allocating systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of securities. We will describe in a supplement to this prospectus how any auction or bidding process will be conducted to determine the price or any other terms of the securities, how potential investors may participate in the process and, where applicable, the nature of the underwriters’ obligations with respect to the auction or ordering system.

General information

The place and time of delivery for the securities described in this prospectus will be set forth in the accompanying prospectus supplement.

We may have agreements with the agents, underwriters and dealers to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with the sale of the securities, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters may overallot the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the securities in the open market to cover short positions or to stabilize the price of the securities. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters will not be required to engage in these activities, and may end any of these activities at any time.

Notice regarding Arthur Andersen LLP

On May 31, 2002, we engaged the services of PricewaterhouseCoopers LLP, as our independent accountants to replace our prior accountants, Arthur Andersen LLP. Our audited consolidated financial statements for the year ended December 31, 2001 that are incorporated by reference in this prospectus were audited by Arthur Andersen as stated in its report incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon its authority as experts in auditing and accounting. PricewaterhouseCoopers LLP has audited our consolidated financial statements as of December 31, 2003 and 2002 and for the years then ended. Arthur Andersen has not consented to the incorporation by reference of its audit report in this prospectus, and we have dispensed with the requirement to file Arthur Andersen’s consent in reliance on Rule 437a under the Securities Act. Since Arthur Andersen has not consented to the incorporation by reference of its audit report in the registration statement, an investor’s ability to seek recoveries from Arthur Andersen as a result of the work performed by it may be limited significantly by the lack of such consent and the lack of assets of Arthur Andersen that are or may be available to satisfy any such investor’s claims.

Experts

The financial statements as of and for the years ended December 31, 2003 and 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of operations, stockholders’ equity (deficit) and cash flows of us and our subsidiary for the year ended December 31, 2001, incorporated by reference in this prospectus, were audited by Arthur Andersen LLP. After reasonable efforts, we have not been able to obtain the consent of Arthur Andersen to the incorporation by reference into this registration statement of Arthur Andersen’s audit report regarding such financial statements. Accordingly, Arthur Andersen will not be liable to investors under Section 11(a) of the Securities Act because it has not consented to being named as an expert in this registration statement. Therefore, such lack of consent may limit the recovery by investors from Arthur Andersen.